      As filed with the Securities and Exchange Commission on November 3, 1997

                                                           File No.  333-19607
                                                           File No.  811-4372
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                       FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933              [ ]

    Pre-Effective Amendment No.    2                                 [X]
                               -------

    Post-Effective Amendment No.                                     [ ]
                                -------
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      [ ]

    Amendment No.   13                                               [X]
                 --------

         ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY SEPARATE ACCOUNT ONE
                              (Exact Name of Registrant)

                   ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                                 (Name of Depositor)

                                 200 Hopmeadow Street
                             Simsbury, Connecticut  06089
                      (Address of Depositor's Principal Offices)

                                    (860) 843-6731

                 (Depositor's Telephone Number, Including Area Code)

                               Leslie T. Soler, Esquire

                                 200 Hopmeadow Street
                             Simsbury, Connecticut  06089
                       (Name and Address of Agent for Service)

                                       Copy to:
                             David S. Goldstein, Esquire
                             Sutherland, Asbill & Brennan
                            1275 Pennsylvania Avenue, N.W.
                             Washington, D.C.  20004-2404

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the registrant hereby elects to register an indefinite amount of securities being offered.

The registrant hereby amends this registrant statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                CROSS REFERENCE SHEET
                               PURSUANT TO RULE 495(a)


        N-4 ITEM NO.                        PROSPECTUS HEADING
    ------------------                      ------------------
1.  Cover Page                              ITT Hartford Life and Annuity
                                            Insurance Company - Separate
                                            Account One

2.  Definitions                             Definitions

3.  Condensed Financial Information         None

4.  Synopsis or Highlights                  Summary

5.  General Description of Registrant       Hartford, the Separate Account and
                                            the Funds

6.  Deductions                              Contract Fees and Charges

7.  General Description of Annuity          Description of the Contracts,
    Contracts Information                   Contract Fees and Charges, and
                                            Additional Contract Information

8.  Annuity Period                          Selecting an Annuity Payment Option

9.  Death Benefit                           Description of the Contracts

10. Purchases and Contract Value            Description of the Contracts

11. Redemptions                             Surrenders

12. Taxes                                   Federal Tax Considerations

13. Legal Proceedings                       Legal Proceedings

14. Table of Contents of the                Table of Contents to Statement of
    Statement of Additional Information     Additional Information

15. Cover Page                              Part B; Statement of Additional
                                            Information

16. Table of Contents                       Table of Contents

17. General Information and History         Description of ITT Hartford Life
                                            and Annuity Insurance Company





18. Services                                None

19. Purchase of Securities                  Distribution of the Contracts
    being Offered

20. Underwriters                            Distribution of the Contracts

21. Calculation of Performance Data         Calculation of Yield and Return

22. Annuity Payments                        Payments Under the Contract,
                                            Selecting an Annuity Payment Option

23. Financial Statements                    Financial Statements

24. Financial Statements and                Financial Statements and Exhibits
    Exhibits

25. Directors and Officers of the           Directors and Officers of the
    Depositor                               Depositor

26. Persons Controlled by or Under          Persons Controlled by or Under
    Common Control with the                 Common Control with the
    Depositor or Registrant                 Depositor or Registrant

27. Number of Contract Owners               Number of Contract Owners

28. Indemnification                         Indemnification

29. Principal Underwriters                  Principal Underwriters

30. Location of Accounts and Records        Location of Accounts and Records

31. Management Services                     Management Services

32. Undertakings                            Undertakings


                       INDIVIDUAL SINGLE PREMIUM PAYMENT
                      IMMEDIATE VARIABLE ANNUITY CONTRACT
                    ITT HARTFORD LIFE AND ANNUITY INSURANCE
                                    COMPANY
                             200 HOPMEADOW STREET
                          SIMSBURY, CONNECTICUT 06070
                       1-800-862-6668 (CONTRACT OWNERS)
[LOGO]            1-800-862-7155 (INVESTMENT REPRESENTATIVES)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This prospectus ("Prospectus") describes the individual variable immediate annuity contract (the "Contract") offered by ITT Hartford Life and Annuity Insurance Company ("Hartford"). On January 1, 1998, Hartford's name will change to Hartford Life and Annuity Insurance Company. The Contract may be sold to or issued in connection with retirement plans, including plans that qualify for special federal income tax treatment under the Internal Revenue Code.

Contract Owner(s) may allocate the Premium Payment and transfer Contract Value to one or more Sub-Accounts of ITT Hartford Life and Annuity Insurance Company Separate Account One (the "Separate Account"). The assets of each Sub-Account are invested solely in a corresponding mutual fund (the "Funds"). The Funds are:


Hartford Advisers Fund, Inc.                 Hartford Bond Fund, Inc.
                                             Hartford Dividend and Growth Fund,
Hartford Capital Appreciation Fund, Inc.     Inc.
                                             Hartford International Advisers Fund,
Hartford Index Fund, Inc.                    Inc.
Hartford International Opportunities Fund,
Inc.                                         Hartford MidCap Fund, Inc.
                                             Hartford Mortgage Securities Fund,
HVA Money Market Fund, Inc.                  Inc.
Hartford Small Company Fund, Inc.            Hartford Stock Fund, Inc.


Under the Contract, Hartford makes periodic Annuity Payments to the Contract Owner(s) (or other designated Payee). The dollar amount of each Annuity Payment varies according to the investment performance of the Funds in which the selected Sub-Accounts are invested. The Contract Owner(s) bear the investment risk of amounts invested in the Separate Account.


This Prospectus sets forth the basic information regarding the Contract and the Separate Account that a prospective investor should know before purchasing a Contract. The prospectus for the Funds, which provides information regarding investment objectives and policies of each Fund, should be read in conjunction with this Prospectus. A Statement of Additional Information providing additional information about the Contract and the Separate Account has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The table of contents for the Statement of Additional Information ("Statement") is on page 40 of this Prospectus. Call 1-800-862-6668, or write Hartford at its Home Office to obtain a free copy of the Statement.


--------------------------------------------------------------------------------

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS MUST BE ACCOMPANIED BY THE CURRENT PROSPECTUS FOR EACH OF THE FUNDS.
--------------------------------------------------------------------------------

AN INVESTMENT IN A CONTRACT IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE CONTRACT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN A CONTRACT INVOLVES CERTAIN RISKS, INCLUDING THE RISK OF LOSS OF THE PREMIUM PAYMENT (PRINCIPAL).
--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

PROSPECTUS DATED: NOVEMBER 10, 1997


STATEMENT OF ADDITIONAL INFORMATION DATED: NOVEMBER 10, 1997

2                                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS


                                                                         PAGE
                                                                         ----
 DEFINITIONS...........................................................    3
 FEE AND EXPENSE TABLES................................................    5
 ACCUMULATION UNIT VALUES..............................................    6
 SUMMARY...............................................................    7
 HARTFORD, THE SEPARATE ACCOUNT AND THE FUNDS..........................    8
   ITT Hartford Life and Annuity Insurance Company.....................    8
   Separate Account....................................................    8
   The Funds...........................................................    8
 PERFORMANCE RELATED INFORMATION.......................................   10
 DESCRIPTION OF THE CONTRACTS..........................................   10
   Purchasing a Contract...............................................   10
   Right to Examine the Contract.......................................   11
   Crediting and Allocating the Premium Payment........................   11
   Contract Value -- Before Income Start Date..........................   11
   The Net Investment Factor...........................................   11
   Sub-Account Value Transfers Before and After Income Start Date......   12
   Surrenders..........................................................   12
   Death Before Income Start Date......................................   12
   Death On or After the Income Start Date.............................   13
   Determination of the Death Benefit..................................   13
   Distribution Requirements: Prior to the Income Start Date...........   13
   Payments Under the Contract.........................................   13
 SELECTING AN ANNUITY PAYMENT OPTION...................................   14
   Annuity Payment Options.............................................   14
   Annuity Calculation Date and Income Start Date......................   15
   Income Payment Dates................................................   15
   Variable Annuity Payments...........................................   15
 CONTRACT FEES AND CHARGES.............................................   16
   Contingent Deferred Sales Charge....................................   16
   Premium Tax Charge..................................................   16
   Mortality and Expense Risk Charge...................................   17
   Fund Expenses.......................................................   17
 ADDITIONAL CONTRACT INFORMATION.......................................   17
   Contract Ownership..................................................   17
   Changing the Contract Owner or Beneficiary..........................   17
   Misstatement of Age or Sex..........................................   17
   Change of Contract Terms............................................   18
   Reports to Contract Owners..........................................   18
   Miscellaneous.......................................................   18
   Voting Privileges...................................................   18
 FEDERAL TAX CONSIDERATIONS............................................   19
   General.............................................................   19
   Taxation of Hartford and the Separate Account.......................   19
   Taxation of Purchasers of Non-Qualified Contracts...................   19
   Taxation of Purchasers of Qualified Contracts.......................   21
   Federal Income Tax Withholding......................................   22
   Contract Owners That Are Nonresident Aliens or Foreign
    Corporations.......................................................   23
   Other Tax Consequences..............................................   23
 OTHER INFORMATION.....................................................   23
   Distribution of the Contracts.......................................   23
   Legal Proceedings...................................................   23
 FINANCIAL STATEMENTS..................................................   23
 ILLUSTRATIONS OF ANNUITY PAYMENTS ASSUMING HYPOTHETICAL RATES OF
   RETURN..............................................................   24
 ILLUSTRATIONS OF ANNUITY PAYMENTS USING HISTORIC RATES OF RETURN......   27
 TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION.............   40

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                3
--------------------------------------------------------------------------------

                                  DEFINITIONS

ACCUMULATION UNIT: An accounting unit of measure used to calculate Sub-Account Value prior to the Annuity Calculation Date.

ANNIVERSARY VALUE: The Commuted Value calculated as of a Contract Anniversary.


ANNUITANT: The person (or persons) whose life (or lives) determines the Annuity Payments payable under the Contract and whose death determines the Death Benefit after the Income Start Date. With regard to joint and last survivor Annuity Payment Options, the maximum number of joint Annuitants is two and provisions referring to the death of an Annuitant mean the death of the last surviving Annuitant. Provisions relating to an action by the Annuitant mean, in case of joint Annuitants, both Annuitants acting jointly. Unless otherwise specified, the Contract Owner is the Annuitant.


ANNUITY CALCULATION DATE: The date as of which the first Annuity Payment will be calculated. It will be no more than five days prior to the Income Start Date. Values calculated prior to the Income Start Date but after the Annuity Calculation Date will equal values as of the Annuity Calculation Date.

ANNUITY PAYMENT: One of several periodic payments made by Hartford to the Payee under an Annuity Payment Option.

ANNUITY PAYMENT OPTION: The form of Annuity Payments selected by the Contract Owner. The Annuity Payment Option is shown on the Contract specifications page as the "Annuity Benefit."

ANNUITY UNIT: An accounting unit of measure used to calculate the amount of Variable Annuity Payments.

ANNUITY UNIT FACTOR: The factor applied in computing Annuity Unit values to neutralize the effect of the Assumed Investment Return.

ASSUMED INVESTMENT RETURN (AIR): The annual rate of return shown on the specification page of the Contract. This rate is used to determine the degree of fluctuation in the amount of Variable Annuity Payments in response to fluctuations in the net investment return of selected Sub-Accounts by assuming (among other things) that the assets in the Sub-Accounts supporting the Contract will have a net annual return over the anticipated Annuity Payment period equal to that rate of return. If the actual performance of the selected Sub-Accounts is equal to the AIR, the payment will be constant. If the actual performance is greater than the AIR, the payment will increase. If the actual performance is less than the AIR, the Variable Annuity Payment amount will be lower.

BENEFICIARY: The person(s) entitled to receive the Contract Value upon the death of the Contract Owner or Annuitant prior to the Income Start Date or, the Death Benefit upon the death of the Annuitant after the Income Start Date available under some Annuity Payment Options.

CANCELLATION PERIOD: The "Right to Examine" period described on the cover page of the Contract during which the Contract Owner may return the Contract.

CODE: The Internal Revenue Code of 1986, as amended.

COMMISSION: U.S. Securities and Exchange Commission.

COMMUTED VALUE: The present value of the remaining guaranteed Annuity Payments under an Annuity Payment Option having Annuity Payments guaranteed for a specified number of years, computed using the Assumed Investment Return for the Contract and the Annuity Unit Value(s) calculated as of the date that Hartford receives a fully completed request for surrender, or Due Proof of Death of the Annuitant.

CONTRACT ANNIVERSARY: The same date in each Contract Year as the Contract Issue Date.

CONTRACT ISSUE DATE: The date on which Hartford issues the Contract and on which the Contract becomes effective. The Contract Issue Date is shown on the specifications page of the Contract and is used to determine Contract Years and Contract Anniversaries.

CONTRACT OWNER(S): The person (or persons) who owns (or own) the Contract and who is (are) entitled to exercise all rights and privileges provided in the Contract. The maximum number of joint Contract Owners is two. Provisions relating to action by the Contract Owner mean, in the case of joint Contract Owners, both Contract Owners acting jointly.

CONTRACT VALUE: The sum of the Sub-Account Values under the Contract prior to the Annuity Calculation Date.

CONTRACT YEAR: A 12-month period beginning on the Contract Issue Date or on a Contract Anniversary.


DEATH BENEFIT: The amount payable by Hartford based upon the death of the Contract Owner or Annuitant prior to the Income Start Date, or upon the death of Annuitant on or after the Income Start Date. The Death Benefit is calculated as of the date that Due Proof of Death is received at Hartford.


DUE PROOF OF DEATH: A certified copy of a death certificate, an order of a court of competent jurisdiction, a statement from a physician who attended the deceased or any other proof acceptable to Hartford.

FUND: Any open-end management investment company (or investment portfolio thereof) or unit investment trust (or series thereof) in which a Sub-Account invests.

4                                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

HARTFORD: ITT Hartford Life and Annuity Insurance Company.

HOME OFFICE: Hartford's offices at 200 Hopmeadow Street, Simsbury, CT 06070 (mailing address: P.O. Box 5085, Hartford, CT 06102-5085, Attn: Individual Annuity Services).

INCOME PAYMENT DATE: The date each month, quarter, semi-annual period, or year as of which Hartford computes the Annuity Payments.

INCOME START DATE: The date as of which the Annuity Payments are to begin. It is the first Income Payment Date and is shown on the specifications page of the Contract.

IRA: An "individual retirement annuity" as described in Section 408 of the Code.

JOINT ANNUITANT: A person, other than the primary Annuitant, whose life determines the Annuity Payments payable. The Contract will have a Joint Annuitant only if a joint life Annuity Payment Option is elected.


MAXIMUM ANNIVERSARY VALUE: The greatest Anniversary Value under the Contract while the Annuitant is alive prior to his or her 81st birthday reduced by the dollar amount of Annuity Payments made since that anniversary.


NET ASSET VALUE PER SHARE: The value per share of any Fund on any Valuation Day. The method of computing the Net Asset Value Per Share is described in the prospectus for each Fund.


NET INVESTMENT FACTOR: The Net Investment Factor for each of the Sub-Accounts, equal to the Net Asset Value Per Share of the corresponding Fund at the end of the Valuation Period (plus the per share amount of any dividends or capital gains distributed by that Fund if the ex-dividend date occurs in the Valuation Period then ended) divided by the Net Asset Value Per Share of the corresponding Fund at the beginning of the Valuation Period.


NON-QUALIFIED CONTRACT: A Contract that is not a Qualified Contract.

PAYEE: The person or party designated by the Contract Owner to receive Annuity Payments. Unless otherwise specified the Annuitant is the Payee.

PAYMENT FACTOR: The factor used on the Annuity Calculation Date to calculate the first Annuity Payment.

PREMIUM PAYMENT: The payment made to Hartford pursuant to the terms of the Contract.

PREMIUM TAX: The amount of tax charged by a state or municipality on the Premium Payment or Contract Value.


QUALIFIED CONTRACT: A Contract that is issued in connection with a retirement plan that qualifies for special federal income tax treatment under Section 408 or Section 457 of the Code.


SEPARATE ACCOUNT: ITT Hartford Life and Annuity Insurance Company Separate Account One.

SUB-ACCOUNT: A subdivision of the Separate Account, the assets of which are invested in a corresponding Fund.

SUB-ACCOUNT VALUE: On or before the Annuity Calculation Date, the amount is determined on any day by multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for that Sub-Account.

SURRENDER VALUE: The Contract Value less any applicable Premium Tax prior to the Annuity Calculation Date, or the Commuted Value less applicable contingent deferred sales charges on or after the Annuity Calculation Date.

VALUATION DAY: Every day that the New York Stock Exchange is open for trading.

VALUATION PERIOD: The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

VARIABLE ANNUITY PAYMENT: An Annuity Payment that may vary in amount from one Income Payment Date to the next as a function of the investment performance of one or more Sub-Accounts selected by the Contract Owner to support Annuity Payments.

WRITTEN NOTICE: A notice or request submitted in writing in a form satisfactory to Hartford that is manually signed by the Contract Owner(s) and received at the Home Office.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                5
--------------------------------------------------------------------------------

                             FEE AND EXPENSE TABLES

                        Contract Owner Transaction Expenses


 Sales Charge Imposed on Premium Payment...........................    None
 Contingent Deferred Sales Charge (as a percentage of Commuted
    Value)*
     First Year....................................................       6%
     Second Year...................................................       6%
     Third Year....................................................       5%
     Fourth Year...................................................       5%
     Fifth Year....................................................       4%
     Sixth Year....................................................       3%
     Seventh Year..................................................       2%
     Eighth Year...................................................       0%
 Exchange Fee                                                          None


------------
* Only applies to PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS Annuity Payment Option, after the Income Start Date.

                        Annual Separate Account Expenses
                 (as a percentage of average annual net assets)

 Mortality and Expense Risk Charge.................................    1.25%
 Other Charges.....................................................    None
 Total Separate Account Expenses...................................    1.25%

              Annual Fund Operating Expenses After Reimbursements
                        (as a percentage of net assets)


                                                                        TOTAL FUND
                                                  MANAGEMENT   OTHER    OPERATING
                                                     FEES     EXPENSES   EXPENSES
                                                  ----------  --------  ----------
 Hartford Advisers Fund..........................   0.615%     0.017%     0.632%
 Hartford Bond Fund..............................   0.490%     0.030%     0.520%
 Hartford Capital Appreciation Fund..............   0.629%     0.017%     0.646%
 Hartford Dividend & Growth Fund.................   0.709%     0.017%     0.726%
 Hartford Index Fund.............................   0.374%     0.019%     0.393%
 Hartford International Advisers Fund............   0.746%     0.214%     0.960%
 Hartford International Opportunities Fund.......   0.691%     0.095%     0.786%
 Hartford MidCap Fund (1)........................   0.520%     0.150%     0.670%
 HVA Money Market Fund...........................   0.423%     0.021%     0.444%
 Hartford Mortgage Securities Fund...............   0.424%     0.029%     0.453%
 Hartford Small Company Fund.....................   0.750%     0.040%     0.790%
 Hartford Stock Fund.............................   0.441%     0.016%     0.457%


------------

(1) Hartford MidCap Fund is a new Fund: Operating expenses are based on annualized estimates of such expenses to be incurred in the current fiscal year. HL Investment Advisors, Inc. has agreed to waive its fees for the Hartford MidCap Fund until the assets of the Fund (excluding assets contributed by companies affiliated with HL Investment Advisors, Inc.) first reach $20 million. Absent this waiver, the investment advisory fee would be 0.575% annually and the total fund operating expense ratio would be 0.900% (annualized).


    Premium Taxes, currently ranging from 0% to 4% may be applicable, depending upon the laws of various jurisdictions.


    The above tables are intended to assist the Contract Owner in understanding the costs and expenses that he or she will bear directly or indirectly. The table reflects the current management fees, other expenses and total expenses for each Fund. For a more complete description of the various costs and expenses, see "Charges and Deductions" and the prospectus for the Funds which accompanies this Prospectus.

6                                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

EXAMPLES

     A Contract Owner will pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and an Annuitant age 65 with a 5% Assumed Investment Return:

1.  If the Life Annuity Payment Option is selected and you do not surrender your
    Contract:


    SUB-ACCOUNT                1 YEAR 3 YEARS
                               ------ -------
    Hartford Advisers Fund....  $ 19   $  60
    Hartford Bond Fund........    18      56
    Hartford Capital
     Appreciation Fund........    19      60
    Hartford Dividend and
     Growth Fund..............    20      63
    Hartford Index Fund.......    17      52
    Hartford International
     Advisers Fund............    23      70
    Hartford International
     Opportunities Fund.......    21      64
    Hartford MidCap Fund......    19      61
    HVA Money Market Fund.....    17      54
    Hartford Mortgage
     Securities Fund..........    17      54
    Hartford Small Company
     Fund.....................    21      64
    Hartford Stock Fund.......    17      54



2. If the Payments Guaranteed for 20 Years Annuity Payment Option is selected and you do not surrender your Contract:



    SUB-ACCOUNT                1 YEAR 3 YEARS
                               ------ -------
    Hartford Advisers Fund....  $ 19   $  60
    Hartford Bond Fund........    18      56
    Hartford Capital
     Appreciation Fund........    19      60
    Hartford Dividend and
     Growth Fund..............    20      63
    Hartford Index Fund.......    17      52
    Hartford International
     Advisers Fund............    23      70
    Hartford International
     Opportunities Fund.......    21      64
    Hartford MidCap Fund......    19      61
    HVA Money Market Fund.....    17      54
    Hartford Mortgage
     Securities Fund..........    17      54
    Hartford Small Company
     Fund.....................    21      64
    Hartford Stock Fund.......    17      54


3. If the Guaranteed Payments for 20 Years Annuity Payment Option is selected and you surrender your Contract:


    SUB-ACCOUNT                1 YEAR 3 YEARS
                               ------ -------
    Hartford Advisers Fund....  $ 79   $ 110
    Hartford Bond Fund........    78     106
    Hartford Capital
     Appreciation Fund........    79     110
    Hartford Dividend and
     Growth Fund..............    80     113
    Hartford Index Fund.......    77     102
    Hartford International
     Advisers Fund............    83     120
    Hartford International
     Opportunities Fund.......    81     114
    Hartford MidCap Fund......    79     111
    HVA Money Market Fund.....    77     104
    Hartford Mortgage
     Securities Fund..........    77     104
    Hartford Small Company
     Fund.....................    81     114
    Hartford Stock Fund.......    77     104


    These examples should not be considered representations of past or future performance or expenses. The actual expenses paid or performance achieved may be greater or less than those shown.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                7
--------------------------------------------------------------------------------

                                    SUMMARY
                              GENERAL DESCRIPTION
    This Prospectus is designed to provide prospective Contract Owners with information necessary to decide whether or not to purchase a Contract. This summary provides a concise description of the more significant aspects of the Contract. Further detail is provided in this Prospectus, the related Statement of Additional Information, the Contract, and the prospectus for the Funds. For further information, contact Hartford at its Home Office or your registered representative.

                             PURCHASING A CONTRACT


    A prospective Contract Owner may purchase a Contract by completing and submitting an application or an order request along with a single Premium Payment to Hartford at its Home Office. The minimum Premium Payment for a Contract is $25,000 and the maximum Premium Payment generally is $1,000,000 (See "Purchasing a Contract"), unless approved by Hartford.


    Subject to certain minimum allocation requirements that may be in effect from time to time, the Premium Payment is allocated to each Sub-Account as specified on the application or order request. All percentage allocations must be in whole numbers. (See "Crediting an Allocating Premium Payments.")

                         RIGHT TO EXAMINE THE CONTRACT

    Contract Owners may cancel the Contract during the Cancellation Period and receive a refund equal to the Contract Value. The Cancellation Period is a ten-day period of time beginning when the Contract is received by a Contract Owner. Some states require a longer Cancellation Period and return of the Premium Payment. (See "Right to Examine the Contract.")

                                   TRANSFERS

    Prior to the Annuity Calculation Date, a Contract Owner may transfer all or part of any Sub-Account Value to another available Sub-Account(s), subject to certain restrictions. (See "Sub-Account Value Transfers.") Similar transfers may be made after the Income Start Date, subject to certain restrictions. (See "Variable Annuity Payments.")

                            ANNUITY PAYMENT OPTIONS


    The following Annuity Payment Options are available under the Contract: Life Annuity; Life Annuity with Cash Refund; Life Annuity with Payments Guaranteed For a Specified Number of Years; Joint and Last Survivor; Joint and Last Survivor Life Annuity With Payments Guaranteed For a Specified Number of Years; and Payments Guaranteed For a Specified Number of Years.


                                 DEATH BENEFITS

    The Contract provides for a Death Benefit, under certain Annuity Payment Options, in the event the Annuitant or Contract Owner(s) die(s) prior to the Income Start Date and if the Annuitant dies after the Income Start Date. (See "Payment Upon the Death of Any Contract Owner or the Annuitant.") Certain Annuity Payment Options do not provide a Death Benefit.

                                   SURRENDERS

    Upon Written Notice prior to the Annuity Calculation Date, a Contract Owner may surrender the Contract and receive the Contract Value. On or after the Income Start Date under a Payments Guaranteed for a Specified Number of Years Annuity Payment Option, a Contract Owner also may surrender the Contract for the Surrender Value. (See "Surrenders.") Surrenders may have adverse federal income tax consequences including the possibility of being subject to a penalty tax. (See "Federal Tax Considerations.")

                                CHARGES AND FEES

    The following charges and fees are assessed under the Contracts:

    CONTINGENT DEFERRED SALES CHARGE. Hartford deducts a contingent deferred sales charge if the Contract is surrendered after the Income Start Date under PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS ANNUITY PAYMENT OPTION. The contingent deferred sales charge is 6% of the Commuted Value (less any applicable Premium Tax charge) if surrendered during the first two Contract Years; 5% of the Commuted Value (less any applicable Premium Tax charge) if surrendered during the third or fourth contract years; and decreases 1% each Contract Year up to and including the seventh Contract Year. The contingent deferred sales charge is 0% if the Contract is surrendered after the seventh Contract Year. No contingent deferred sales charge is assessed upon the death of the Annuitant after the Income Start Date.

    MORTALITY AND EXPENSE RISK CHARGE. Hartford makes a daily charge of 0.003446% (approximately equivalent to an effective annual rate of 1.25%) of the Separate Account's net assets to compensate it for assuming certain mortality and expense risks. (See "Mortality and Expense Risk Charge.")

    PREMIUM TAX CHARGE. Generally, taxes on Premium Payments, if any, are incurred as of the Annuity Calculation Date, and a Premium Tax Charge is
Deducted from the Contract Value as of that date. These taxes currently range
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8                                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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from 0% to 4.0% of Premium Payments. (See "Premium Tax Charge.")

    EXPENSES OF THE FUNDS. The investment experience of each Sub-Account reflects that of the Fund whose shares it holds. The investment experience of each Fund, in turn, reflects its fees and other operating expenses. Please read the prospectus for each of the Funds for details.

                  HARTFORD, THE SEPARATE ACCOUNT AND THE FUNDS
                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY


    ITT Hartford Life and Annuity Insurance Company ("Hartford") is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, except New York, and the District of Columbia. On January 1, 1998, Hartford's name will change to Hartford Life and Annuity Insurance Company. Hartford was originally incorporated under the laws of Wisconsin on January 9, 1956, and was subsequently redomiciled to Connecticut. Its offices are located in Simsbury, Connecticut; however, its mailing address is P.O. Box 2999, Hartford, CT 06104-2999. Hartford is a subsidiary of Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. Hartford is ultimately controlled by The Hartford Financial Services Group, Inc., a Delaware corporation.


    Hartford is rated A+ (superior) by A.M. Best and Company, Inc. on the basis of its financial soundness and operating performance. Hartford is rated AA by Standard & Poor's and AA+ by Duff and Phelps on the basis of its claims paying ability. These ratings do not apply to the investment performance of the Sub-Accounts of the Separate Account. The ratings apply to Hartford's ability to meet its insurance obligations, including those described in this Prospectus.


                                SEPARATE ACCOUNT


    The Separate Account is a separate investment account of Hartford established under Connecticut law on May 20, 1991. Hartford owns the assets of the Separate Account. These assets are held separate from Hartford's general account and its other separate accounts. That portion of the Separate Account's assets that is equal to the reserves and other Contract liabilities of the Separate Account is not chargeable with liabilities arising out of any other business Hartford may conduct.

    The Separate Account is registered with the Commission under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust and meets the definition of a "separate account" under the federal securities laws. Such registration does not involve any supervision by the Commission of the management of the Separate Account or of Hartford. The Separate Account is also governed by the laws of Connecticut, Hartford's state of domicile, and may also be governed by laws of other states in which Hartford does business.


    The investment in the Separate Account is allocated to one or more Sub-Accounts as per the Contract Owner's specifications. Each Sub-Account is invested exclusively in the assets of one underlying Fund. The Separate Account has 12 Sub-Accounts, each of which invests in shares of a corresponding Fund. Income, gains and losses, realized or unrealized, from assets allocated to a Sub-Account are credited to or charged against that Sub-Account without regard to other income, gains or losses of Hartford.


    CHANGES TO THE SEPARATE ACCOUNT. Where permitted by applicable law, Hartford may make the following changes to the Separate Account:

    1. Any changes required by the 1940 Act or other applicable law or regulation;

    2. combine separate accounts, including the Separate Account;

    3. add new Sub-Accounts to or remove existing Sub-Accounts from the Separate Account or combine Sub-Accounts;

    4. make Sub-Accounts (including new Sub-Accounts) available to such classes of Contracts as Hartford may determine;

    5. add new Funds or remove existing Funds;

    6. substitute new Funds for any existing Fund if shares of the Fund are no longer available for investment or if Hartford determines that investment in a Fund is no longer appropriate in light of the purposes of the Separate Account;


    7. de-register the Separate Account under the 1940 Act if such registration is no longer required; and


    8. operate the Separate Account as a management investment company under the 1940 Act or as any other form permitted by law.

    No such changes will be made without any necessary approval of the Commission and applicable state insurance departments. Contract Owners will be notified of any changes.

                                   THE FUNDS

    Each Sub-Account invests in a corresponding Fund. Each of the Funds is an open-end diversified management investment company managed by HL Investment Advisors, Inc. ("HL Advisors"), a registered investment adviser. HL Advisors has retained Wellington Management
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Company to act as investment sub-adviser to the Funds indicated by an asterisk.
In addition, HL Advisors has entered into an investment services agreement with Hartford Investment Management Company ("HIMCO") for the provision of investment services to the remaining Funds. The Funds, as well as a brief description of their investment objectives, are provided below:

 HARTFORD ADVISERS FUND, INC.

    Seeks to achieve maximum long-term total rate of return consistent with prudent investment risk by investing in common stock and other equity securities, bonds and other debt securities, and money market instruments.

 HARTFORD BOND FUND, INC.

    Seeks to achieve maximum current income consistent with preservation of capital by investing primarily in fixed-income securities.

 HARTFORD CAPITAL APPRECIATION FUND, INC.

    Seeks to achieve growth of capital by investing in securities selected solely on the basis of potential for capital appreciation; income, if any, is an incidental consideration.

 HARTFORD DIVIDEND AND GROWTH FUND, INC.

    Seeks a high level of current income consistent with growth of capital and reasonable investment risk. The Fund invests primarily in equity securities and securities convertible into equity securities.

 HARTFORD INDEX FUND, INC.

    Seeks to provide investment results which approximate the price and yield performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.*

 HARTFORD INTERNATIONAL ADVISERS FUND, INC.

    Seeks to provide maximum long-term total return consistent with prudent investment risk. The Fund assets will be diversified among at least five countries and will be allocated among equity and debt securities and money market instruments.

 HARTFORD INTERNATIONAL OPPORTUNITIES FUND, INC.

    Seeks to achieve long-term total rate of return consistent with prudent investment risk through investment primarily in equity securities issued by non-U.S. companies.


 HARTFORD MIDCAP FUND, INC.



    Seeks to achieve long-term capital growth through capital appreciation by investing primarily in equity securities.


 HARTFORD MORTGAGE SECURITIES FUND, INC.

    Seeks to achieve maximum current income consistent with safety of principal and maintenance of liquidity by investing primarily in mortgage-related securities, including securities issued by the Government National Mortgage Association.

 HARTFORD SMALL COMPANY FUND, INC.

    Seeks to achieve growth of capital by investing primarily in equity securities selected on the basis of potential for capital appreciation.

 HARTFORD STOCK FUND, INC.

    Seeks to achieve long-term capital growth primarily through capital appreciation, with income as a secondary consideration, by investing primarily in equity securities.

 HVA MONEY MARKET FUND, INC.

    Seeks to achieve maximum current income consistent with liquidity and preservation of capital. The Fund invests in short-term money market securities.


    No one can assure that any Fund will achieve its stated objectives and policies. Since each underlying Fund has different investment objectives, each is subject to different risks. More detailed information concerning the investment objectives, policies and restrictions of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects of their operations can be found in the current prospectus for each Fund which accompanies this Prospectus and the current statement of additional information for the Funds. THE FUNDS' PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION CAN BE ALSO OBTAINED BY CALLING 1-800-862-6668. The Funds' prospectus should be read carefully before any decision is made concerning the allocation of the Premium Payment or transfers of Contract Value among the Sub-Accounts.


    Hartford cannot guarantee that each Fund will always be available under the Contracts, but in the unlikely event that a Fund is not available, Hartford will take reasonable steps to secure the availability of a comparable fund. Shares of each Fund are purchased and redeemed at net asset value, without a sales charge.

    Shares of the Funds are sold to separate accounts of Hartford and its insurance company affiliates other than the Separate Account to serve as the underlying investment for both variable annuity contracts and variable life insurance contracts, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners, and of owners of other contracts whose contract values are allocated to one

* "STANDARD & POOR'S-REGISTERED TRADEMARK-", "S&P-REGISTERED TRADEMARK-", "S&P 500-REGISTERED TRADEMARK-", "STANDARD & POOR'S 500", AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY HARTFORD LIFE INSURANCE COMPANY. THE HARTFORD INDEX FUND, INC. ("INDEX FUND") IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S ("S&P") AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE INDEX FUND.
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10                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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or more of these other separate accounts investing in any one of the Funds. In the event of any such material conflicts, Hartford will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another Fund. There are certain risks associated with mixed funding, as disclosed in the Funds' prospectus.


                        PERFORMANCE RELATED INFORMATION



    The Separate Account may advertise certain performance related information concerning its Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance.



    The Hartford Advisers Fund, Hartford Bond Fund, Hartford Capital Appreciation Fund, Inc., Hartford Dividend and Growth Fund, Hartford Index Fund, Hartford International Advisers Fund, Hartford International Opportunities Fund, Hartford MidCap Fund, Hartford Mortgage Securities Fund, Hartford Small Company Fund, Hartford Stock Fund, and HVA Money Market Fund Sub-Accounts may include total return in advertisements or other sales material.



    When a Sub-Account advertises its standardized total return, it will usually be calculated for one year, five years, and ten years or some other relevant periods if the Sub-Account has not been in existence for at least ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period (assuming the deduction of any contingent deferred sales charge which would be payable if the investment were redeemed at the end of the period).



    In addition to the standardized total return, the Sub-Account may advertise a non-standardized total return. This figure will usually be calculated for one year, five years, and ten years or other periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that the contingent deferred sales charge and the Annual Maintenance Fee are not deducted. Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.



    The Hartford Bond Fund and Hartford Mortgage Securities Fund Sub-Accounts may advertise yield in addition to total return. The yield will be computed in the following manner: The net investment income per unit earned during a recent one month period, divided by the unit value on the last day of the period. This figure reflects the recurring charges at the Separate Account level including the annual maintenance fee.



    The HVA Money Market Fund Sub-Account may advertise yield and effective yield. The yield of a Sub-Account is based upon the income earned by the Sub-Account over a seven-day period and then annualized, i.e. the income earned in the period is assumed to be earned every seven days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is assumed to be reinvested in Sub-Account units and thus compounded in the course of a 52-week period. Yield and effective yield reflect the recurring charges at the Separate Account level including the annual maintenance fee.



    The Separate Account may also disclose yield, standard total return, and non-standard total return for periods prior to the date the Separate Account commenced operations. For periods prior to the date the Separate Account commenced operations, performance information for the Sub-Accounts will be calculated based on the performance of the underlying Funds and the assumption that the Sub-Accounts were in existence for the same periods as those of the underlying Funds, with a level of charges equal to those currently assessed against the Sub-Accounts.



    Hartford may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for such alternatives.


                          DESCRIPTION OF THE CONTRACTS
                             PURCHASING A CONTRACT

    A prospective Contract Owner may purchase a Contract by completing and submitting an application or an order request. The maximum age for Annuitants on the Contract Issue Date is 90. A single Premium Payment must be delivered to the Home Office along with the Contract Owner's application or an order request. The minimum Premium Payment is $25,000 unless Hartford specifically consents to a lower Premium Payment. No additional Premium Payments may be made under the Contracts. Unless Hartford gives its prior approval, it will not accept a
Premium Payment in excess of $1,000,000. Hartford will send Contract Owners a confirmation notice upon receipt and acceptance of the Contract Owner's Premium Payment.
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ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               11
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                         RIGHT TO EXAMINE THE CONTRACT


    Contract Owners may cancel the Contract during the Cancellation Period, which is the 10-day period beginning on the day the Contract Owner receives the Contract. Some states may require a longer Cancellation Period. To cancel the Contract, the Contract Owner must mail or deliver within 10 days, a written request for cancellation accompanied by the Contract to the Home Office of Hartford.


    Hartford will refund the Contract Value as of the date of receipt of the request for cancellation. The Contract Owner bears the investment risk during the period prior to Hartford's receipt of the request for cancellation. Hartford will refund the Premium Payment where required by law.

                            CREDITING AND ALLOCATING
                              THE PREMIUM PAYMENT

    If the application or an order request for a Contract is properly completed and is accompanied by any additional information necessary to process it, the Premium Payment will be allocated, as designated by the Contract Owner, to one or more of the Sub-Accounts within two business days of receipt. If the application, order request, or other required information is incomplete when received, Hartford reserves the right to retain the Premium Payment for up to five business days while it attempts to complete the information. If the information cannot be made complete within five business days, the applicant will be informed of the reasons for the delay and the Premium Payment will be returned unless the applicant specifically consents to Hartford retaining the Premium Payment until the information is made complete. The Premium Payment will then be allocated within two business days after receipt of the complete information.

    Contract Owners may allocate the Premium Payment among any or all available Sub-Accounts subject to minimum amounts then in effect. Currently, amounts allocated to any one Sub-Account must equal at least 1% of the net Premium Payment. All percentage allocations must be in whole numbers.

                   CONTRACT VALUE -- BEFORE INCOME START DATE

    SUB-ACCOUNT VALUE. The Contract Value is the sum of all Sub-Account Values and therefore reflects the investment performance of the Sub-Accounts to which it is allocated. The Sub-Account Value for any Sub-Account as of the Contract Issue Date is equal to the amount of the Premium Payment allocated to that Sub-Account. The Sub-Account Value for a Contract is determined on any given day by the multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for that Sub-Account. Therefore, on any Valuation Day the Contract Owner's Sub-Account Value reflects any variation of the interest income, dividends, net capital gains or losses, realized or unrealized, and any amounts transferred into or out of that Sub-Account.

    ACCUMULATION UNITS. The portions of the Premium Payment allocated to a Sub-Account or amounts of Contract Value transferred to a Sub-Account are converted into Accumulation Units. For any Contract, the number of Accumulation Units credited to a Sub-Account is determined by dividing the dollar amount directed to the Sub-Account by the value of the Accumulation Unit for that Sub-Account for the Valuation Day as of which the portion of the Premium Payment or transferred Contract Value is invested in the Sub-Account. Transferred Contract Value is invested in a Sub-Account as of the end of the Valuation Period during which the transfer request was received. Therefore, a Premium Payment or portion thereof allocated to or amounts transferred to a Sub-Account under a Contract increase the number of Accumulation Units of that Sub-Account credited to the Contract.

    Surrenders, transfers out of a Sub-Account, the death of any Contract Owner or the Annuitant before the Income Start Date, and the application of Contract Value less Premium Tax to an Annuity Payment Option on the Annuity Calculation Date all result in a decrease in the number of Accumulation Units of one or more Sub-Accounts. Accumulation Units are valued as of the end of the Valuation Period.


    The Accumulation Unit value for each Sub-Account was arbitrarily set initially at $1 when the Sub-Account began operations. Thereafter, the Accumulation Unit value at the end of every Valuation Day equals the Accumulation Unit value at the end of the preceding Valuation Day multiplied by the Net Investment Factor (described below).


                     THE NET INVESTMENT FACTOR (BEFORE AND
                            AFTER INCOME START DATE)

    The Net Investment Factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the Net Investment Factor reflects the investment performance of the Fund in which that Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. The Net Investment Factor is calculated by dividing (1) by (2) and subtracting (3) from the result, where:

    (1) is the result of:

       a. the Net Asset Value Per Share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus


       b. the per share amount of any dividend or capital gain distributions made by the Fund held in the Sub-Account.

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12                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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    (2) is the Net Asset Value Per Share of the Fund held in the Sub-Account, determined at the beginning of the Valuation Period.


    (3) is a daily factor representing the mortality and expense risk charge deducted from the Sub-Account, adjusted for the number of days in the Valuation Period.

                     SUB-ACCOUNT VALUE TRANSFERS BEFORE AND
                            AFTER INCOME START DATE


    The Contract Owner may transfer the values of the Sub-Accounts allocations from one or more Sub-Accounts to another free of charges. However, Hartford reserves the right to limit the number of transfers to twelve (12) per Contract Year, with no two (2) transfers occurring on consecutive Valuation Days. Transfers by telephone may be made by a Contract Owner or by the attorney-in-fact pursuant to a power of attorney by calling 1-800-862-6668 or by the agent of record by calling 1-800-862-7155. Telephone transfers may not be permitted by some states for their residents who purchase variable annuities.


    The policy of Hartford and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. Hartford will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, Hartford may be liable for any losses due to unauthorized or fraudulent instructions. The procedures Hartford follows for transactions initiated by telephone include requirements that the callers provide certain information for identification purposes. All transfer instructions by telephone are tape recorded.

    Transfers between Sub-Accounts may be made both before and after the Income Start Date, provided that the minimum allocation to any Sub-Account may not be less than the minimum then in effect. All percentage (%) allocations must be in whole numbers (e.g., 1%).

    It is the responsibility of the Contract Owner to verify the accuracy of all confirmations of transfers and to promptly advise Hartford of any inaccuracies within one business day of receipt of the confirmation. Hartford will send the Contract Owner a confirmation of the transfer within five days from the date of any instructions.

    Subject to exceptions set forth in the following paragraph, the right to reallocate Contract Values is subject to modification if Hartford determines, in its sole opinion, that the exercise of that right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. Any modification could be applied to transfers to or from some or all of the Sub-Accounts and could include, but would not be limited to, the requirements of a minimum time period between each transfer, not accepting transfer requests of an agent acting under power of attorney on behalf of more than one Contract Owner, or limiting the dollar amount that may be transferred between the Sub-Accounts by a Contract Owner at any one time. Such restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by Hartford to be to the disadvantage of other Contract Owners. Some states may have certain limitations.

    Currently, and with respect to Contracts issued in all states, the only restriction in effect is that Hartford will not accept instructions from agents acting under a power of attorney of multiple Contract Owners whose accounts aggregate more than $2 million, unless the agent has entered into a third party transfer services agreement with Hartford.

                                   SURRENDERS

    ON OR BEFORE THE INCOME START DATE. A Contract Owner may surrender the Contract for its Surrender Value at any time on or before the Income Start Date. A Contract's Surrender Value fluctuates daily as a function of the investment performance of the Sub-Accounts in which a Contract Owner is invested. Hartford does not guarantee any minimum Surrender Value. The Surrender Value will be determined as of the date Hartford receives the Written Notice for surrender at the Home Office.


    AFTER THE INCOME START DATE. A Contract Owner may surrender the Contract on or after the Income Start Date only if the PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS Annuity Payment Option is in effect. Upon such a surrender Hartford pays the Contract Owner the Commuted Value less any applicable contingent deferred sales charges. This surrender charge is computed as of the date Hartford receives the Written Notice for surrender at the Home Office.


    CONTRACT OWNERS SHOULD CONSULT THEIR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF A SURRENDER. A surrender made before age 59 1/2 may result in adverse tax consequences, including the imposition of a penalty tax of 10% of the taxable portion of the Surrender Value. See "Federal Tax Considerations" for more details.

                         DEATH BEFORE INCOME START DATE

    If the Contract Owner or the Annuitant dies before the Income Start Date, Hartford will pay the Death Benefit.

    The Death Benefit is an amount equal to the Contract Value. The Contract Value may be taken in one sum or under any of the settlement options then being offered by Hartford.

    IF THE CONTRACT OWNER DIES before the Income Start Date, any surviving joint Contract Owner becomes the Beneficiary. If there is no surviving joint Contract Owner, the designated Beneficiary will be the Beneficiary. If the Contract Owner's spouse is the sole Beneficiary and the
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ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               13
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Annuitant is living, the spouse may elect, in lieu of receiving the Contract
Value, to be treated as the Contract Owner. If no Beneficiary designation is in effect or if the Beneficiary has predeceased the Contract Owner, the Contract Owner's estate will be the Beneficiary.

    IF THE ANNUITANT DIES prior to the Income Start Date and the Contract Owner is living, the Contract Owner shall be the Beneficiary. In that case, the rights of any designated Beneficiary shall be voided.


                    DEATH ON OR AFTER THE INCOME START DATE


    If the Annuitant dies on or after the Income Start Date, Hartford will pay the Death Benefit under the Annuity Payment Option in effect as of the Annuitant's death. Under some Annuity Payment Options, there is no Death Benefit.
    The Death Benefit on or after the Income Start Date, under the PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS ANNUITY PAYMENT OPTION, is the greatest of:

    a)  the Commuted Value;

    b) 100% of the Premium Payment reduced by the aggregate dollar amount of all Annuity Payments made since the Income Start Date; and


    c) the Maximum Anniversary Value (the greatest Anniversary Value under the Contract while the Annuitant is alive prior to his or her 81st birthday reduced by the dollar amount of Annuity Payments made since that anniversary).


    IF THE ANNUITANT DIES on or after the Income Start Date, the Beneficiary will have the option of having payments continue to the Beneficiary for the remainder of the period or taking the Death Benefit in one sum.

    IF A CONTRACT OWNER WHO IS NOT THE ANNUITANT, DIES on or after the Income Start Date, any surviving joint Contract Owner becomes the sole Contract Owner. If there is no surviving Contract Owner, the Payee becomes the new Contract Owner. If any Contract Owner dies, the remaining Annuity Payments will be distributed at least as rapidly as under the method of distribution being used as of the date of such death.

                       DETERMINATION OF THE DEATH BENEFIT

    The Death Benefit will be calculated as of the date Hartford receives Written Notice of Due Proof of Death. Any Annuity Payments made on or after the date of death, but before receipt of Written Notice of Due Proof of Death will be recovered by Hartford from the Payee.

    PRIOR TO THE INCOME START DATE, in the absence of complete instructions to either pay the Death Benefit in one sum or under one of the settlement options being offered, the Contract Value will be moved to the Money Market Fund.

    ON OR AFTER THE INCOME START DATE, in the absence of complete instructions to either pay the Death Benefit in one sum or continue payments, the present value of the guaranteed remaining payments will be moved to the Money Market Fund.

    Upon receipt of complete instructions, Hartford will proceed as follows: If the instructions are to resume payments, Hartford will make any payments that went unpaid since the date Hartford received Written Notice of Due Proof of Death. Hartford will then reallocate the remaining balance in the Money Market Fund according to the instructions and resume payments. If the instructions are to pay the Death Benefit in one sum, Hartford will pay the Death Benefit.

                      DISTRIBUTION REQUIREMENTS: PRIOR TO
                             THE INCOME START DATE

    The Contract Value will be distributed based on the Contract Owner's or Annuitant's date of death and the Beneficiary's election:

    1) in a single lump sum within five years;

    2) under an Annuity Payment Option provided that:

       a) Annuity Payments begin within one year of the date of death, and

       b) Annuity Payments are made in substantially equal installments over the life of the Beneficiary, or

       c) Annuity Payments are made in substantially equal installments over a period not greater than the life expectancy of the Beneficiary;

    3) if the sole Beneficiary is the spouse of the deceased Contract Owner, he or she may by Written Notice within one year of the Contract Owner's death, elect to continue the Contract as the new Contract Owner. If the spouse so elects, all of his or her rights as Beneficiary cease and if the deceased Contract Owner was also the sole Annuitant and appointed no contingent Annuitant, he or she will become the Annuitant; or

    4) if the Contract Owner is not an individual, then the "primary Annuitant" shall be treated as the Contract Owner under 1) and 2) above. For this purpose, the "primary Annuitant" means the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

                          PAYMENTS UNDER THE CONTRACT

    Hartford generally makes payments of surrenders, Death Benefits, or any Annuity Payments within seven days of receipt of all applicable Written Notices and/or Due
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14                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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Proofs of Death. However, Hartford may postpone such payments for any of the following reasons:

    1. when the New York Stock Exchange ("NYSE") is closed for trading other than customary holiday or weekend closing, or trading on the NYSE is restricted, as determined by the Commission; or

    2. when the Commission by order permits a postponement for the protection of Contract Owners; or

    3. when the Commission determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

    If a recent check or draft has been submitted, Hartford has the right to defer payment of surrenders, payments upon the death of the Contract Owner or Annuitant before the Income Start Date, Death Benefits, or Annuity Payments until the check or draft has been honored.

                      SELECTING AN ANNUITY PAYMENT OPTION


    The Annuity Payment Option specifies the type of annuity to be paid and determines how long the annuity will be paid, the frequency of payment, and the amount of each Annuity Payment. The Contract Owner must select the Annuity Payment Option when applying for the Contract. This election is irrevocable once the Contract is issued. The Contract Owner must select the Sub-Accounts to which Contract Value less applicable Premium Tax will be applied. Unless otherwise directed, Sub-Account values, as they exist on the Annuity Calculation Date, are used to calculate the first Annuity Payment.


                            ANNUITY PAYMENT OPTIONS


    LIFE ANNUITY. Hartford makes Annuity Payments to the Payee for as long as the Annuitant lives. Under this Option, a Payee would receive only one Annuity Payment if the Annuitant dies after the first Annuity Payment, two Annuity Payments if the Annuitant dies after the second Annuity Payment, etc.



    LIFE ANNUITY WITH CASH REFUND. Hartford makes Annuity Payments to the Payee as long as the Annuitant lives. If the Annuitant dies and the sum of all Annuity Payments made are less than the Contract Value less Premium Tax used to purchase Annuity Units on the Annuity Calculation Date, the Beneficiary is entitled to a Death Benefit. The Death Benefit equals the Contract Value less Premium Tax used to purchase Annuity Units on the Annuity Calculation Date minus the sum of all Annuity Payments made. This Option is only available using the 5% A.I.R.



    LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF
YEARS. Hartford makes Annuity Payments to the Payee for as long as the Annuitant lives. At the time this Option is selected, the Contract Owner must select a specific number of years (a minimum of five years and maximum of: a) 100 minus the Annuitant's age or b) 40 years, whichever is less). If the Annuitant dies before the specified number of years has passed, the Beneficiary will have the option of either having the payments continue to the Beneficiary for the remainder of the period or receiving the Commuted Value in one sum. Some restrictions apply to Qualified Contracts with regards to the specified number of years for which payments are guaranteed.


    JOINT AND LAST SURVIVOR LIFE ANNUITY. Hartford makes Annuity Payments to the Payee while both Annuitants are living. After the death of either Annuitant, Annuity Payments continue to the Payee for as long as the other Annuitant lives. Under this Option, a Payee would receive only one Annuity Payment if both Annuitants die after the first Annuity Payment, etc. At the time of purchase the Contract Owner must elect to have Annuity Payments after the death of the first Annuitant made in amounts equal to 100%, 66.67% or 50% of the amount that would otherwise be paid.

    JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS. Hartford makes Annuity Payments to the Payee while both Annuitants are living. After the death of either Annuitant, Annuity Payments continue to the Payee for as long as the other Annuitant lives. At the time of purchase, the Contract Owner must elect to have Annuity Payments after the death of the first Annuitant made in amounts equal to 100%, 66.67% or 50% of the amount that would otherwise be paid. At the time this Option is selected, the Contract Owner must select a specific number of years (a minimum of five years and maximum of 100 minus the younger Annuitant's age). If the Annuitants die before the specified number of years has passed, the Beneficiary will have the option of either having the payments continue to the Beneficiary for the remainder of the period or receiving the Commuted Value in one sum. Some restrictions apply to Qualified Contracts with regards to the specified number of years for which payments are guaranteed.

    PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS. Hartford makes Annuity Payments to the Payee for the number of years (a minimum of five years and maximum of 100 minus the Annuitant's age) selected by the Contract Owner. If the Annuitant dies before the specified number of years has passed, payments to the Beneficiary will continue until the specified number of years has elapsed. After the death of the Annuitant, the Beneficiary will have the option of either having the payments continue to the Beneficiary for the remainder of the period or receiving the Commuted Value in one sum. Some restrictions apply to Qualified Contracts with regards to the specified number of years for which payments are guaranteed.
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ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               15
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    Prior to the death of the Annuitant, the Contract Owner may elect to receive the Commuted Value. If the Contract Owner makes this election, Hartford will deduct the contingent deferred sales charge from the Commuted Value before paying it to the Contract Owner.

                          ANNUITY CALCULATION DATE AND
                               INCOME START DATE

    The Contract Owner selects the Income Start Date in the application or order request. The Annuity Calculation Date will be no more than five Valuation Days before the Income Start Date. The Contract Value less any applicable Premium Tax is applied to purchase Annuity Units of the Sub-Accounts selected by the Contract Owner as of the Annuity Calculation Date. The first Annuity Payment is computed using the value of such Annuity Units as of the Annuity Calculation Date.

                              INCOME PAYMENT DATES

    All Annuity Payments after the first Annuity Payment are computed and payable as of the Income Payment Dates. These dates are the same day of the month as the Income Start Date based on the Annuity Payment frequency selected by the Contract Owner and shown on the specification page of the Contract. Available Annuity Payment frequency includes monthly, quarterly, semi-annual and annual. The Annuity Payment Frequency may not be changed once selected by the Contract Owner.

    In the event that the Contract Owner does not select a payment frequency, Annuity Payments will be made monthly.

                           VARIABLE ANNUITY PAYMENTS

    THE FIRST VARIABLE ANNUITY PAYMENT. Variable Annuity Payments are periodic payments from Hartford to the designated Payee, the amount of which varies from one Income Payment Date to the next as a function of the net investment performance of the Sub-Accounts selected by the Contract Owner to support such Annuity Payments. The dollar amount of the first Variable Annuity Payment depends on the Annuity Payment Option chosen, the age of the Annuitant, the gender of the Annuitant (if applicable), the amount of Contract Value applied to purchase the Annuity Payments, and the applicable annuity purchase rates based on the 1983a Individual Annuity Mortality table using projection scale G projected to the year 2000 and an Assumed Investment Return of not less than 3.0%.


    The dollar amount of the first Variable Annuity Payment attributable to each Sub-Account is determined by dividing the dollar amount of the Contract Value less applicable Premium Tax applied to that Sub-Account on the Annuity Calculation Date by $1,000 and multiplying the result by the Payment Factor in the Contract for the selected Annuity Payment Option. The dollar value of the first Variable Annuity Payment is the sum of the first Variable Annuity Payments attributable to each Sub-Account.


    ANNUITY UNITS. The number of Annuity Units attributable to a Sub-Account is derived by dividing the first Variable Annuity Payment attributable to that Sub-Account by the Annuity Unit Value for that Sub-Account for the Valuation Period ending on the Annuity Calculation Date or during which the Annuity Calculation Date falls if the Valuation Period does not end on such date. The number of Annuity Units attributable to each Sub-Account under a Contract remains fixed unless there is a transfer of Annuity Units between Sub-Accounts.

    SUBSEQUENT VARIABLE ANNUITY PAYMENTS. The dollar amount of each subsequent Variable Annuity Payment attributable to each Sub-Account is determined by multiplying the number of Annuity Units of that Sub-Account credited under the Contract by the Annuity Unit Value (described below) for that Sub-Account for the Valuation Period ending on the Income Payment Date, or during which the Annuity Payment Date falls if the Valuation Period does not end on such date. The dollar value of each subsequent Variable Annuity Payment is the sum of the subsequent Variable Annuity Payments attributable to each Sub-Account. Notwithstanding the foregoing, when an Income Payment Date would fall on a day that is not a Valuation Day, the Income Payment is computed as of the Valuation Day immediately preceding what would have been the Income Payment Date.


    The Annuity Unit Value of each Sub-Account for any Valuation Period is equal to (a) multiplied by (b) divided by (c) where:


    (a) is the Net Investment Factor for the Valuation Period for which the Annuity Unit Value is being calculated;

    (b) is the Annuity Unit Value for the preceding Valuation Period; and


    (c) is a daily Assumed Investment Return factor (for the 3%, 5% or 6% Assumed Investment Return) adjusted for the number of days in the Valuation Period.


    The Annuity Unit Factor is equal to one plus the applicable Assumed Investment Return percentage. Therefore, for 3%, it is 1.03, for 5% it is 1.05 and for 6% it is 1.06. The annual factors can be translated into daily factor of 1.00008098, 1.00013368, and 1.00015965, respectively.

    THE ASSUMED INVESTMENT RETURN. The Annuity Unit value will increase or decrease from one Income Payment Date to the next in direct proportion to the net investment return of the Sub-Account or Sub-Accounts supporting the Variable Annuity Payments, less an adjustment to neutralize the selected Assumed Investment Return. Dividing what would otherwise be the Annuity Unit value by the Assumed Investment Return factor is necessary in order to adjust the change in the Annuity Unit value (resulting from the Net

16                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

Investment Factor) so that the Annuity Unit value only changes to the extent that the Net Investment Factor represents a rate of return greater than or less than the Assumed Investment Return selected by the Contract Owner. Without this adjustment, the Net Investment Factor would decrease the Annuity Unit value to the extent that such value represented an annualized rate of return of less than 0.0% and increase the Annuity Unit value to the extent that such value represented an annualized rate of return of greater than 0.0%.


    The Contract permits Contract Owners to select one of three Assumed Investment Returns: 3%, 5% or 6%. A higher Assumed Investment Return will result in a higher initial payment, a more slowly rising series of subsequent payments when actual investment performance (minus any deductions and expenses) exceeds the Assumed Investment Return, and a more rapid drop in subsequent payments when actual investment performance (minus any deductions and expenses) is less than the Assumed Investment Return. The following examples may help clarify the impact of selecting one Assumed Investment Return over another:

    1. If a Contract Owner selects a 3% ASSUMED INVESTMENT RETURN and if the net investment return of the Sub-Account for an Annuity Payment period is equal to the pro-rated portion of the 3% Assumed Investment Return, the Variable Annuity Payment attributable to that Sub-Account for that period will equal the Annuity Payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 3% for a payment period, the Annuity Payment for that period will be greater than the Annuity Payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 3%, the Annuity Payment for that period will be less than the Annuity Payment for the prior period.

    2. If a Contract Owner selects a 5% ASSUMED INVESTMENT RETURN and if the net investment return of the Sub-Account for an Annuity Payment period is equal to the pro-rated portion of the 5% Assumed Investment Return, the Variable Annuity Payment attributable to that Sub-Account for that period will equal the Annuity Payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 5% for a payment period, the Annuity Payment for that period will be greater than the Annuity Payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 5%, the Annuity Payment for that period will be less than the Annuity Payment for the prior period.

    3. If a Contract Owner selects a 6% ASSUMED INVESTMENT RETURN and if the net investment return of the Sub-Account for an Annuity Payment period is equal to the pro-rated portion of the 6% Assumed Investment Return, the Variable Annuity Payment attributable to that Sub-Account for that period will equal the Annuity Payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 6% for a payment period, the Annuity Payment for that period will be greater than the Annuity Payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 6%, the Annuity Payment for that period will be less than the Annuity Payment for the prior period.


    EXCHANGE ("TRANSFER") OF ANNUITY UNITS. After the Annuity Calculation Date, the Contract Owner may exchange (i.e., "transfer") the dollar value of a designated number of Annuity Units of a particular Sub-Account for an equivalent dollar amount of Annuity Units of another Sub-Account. On the date of the transfer, the dollar amount of a Variable Annuity Payment generated from the Annuity Units of either Sub-Account would be the same. Transfers are executed as of the day Hartford receives Written Notice requesting transfer. For guidelines refer to "Sub-Account Value Transfers" on page 11.


                           CONTRACT FEES AND CHARGES
                        CONTINGENT DEFERRED SALES CHARGE

    No sales charge is deducted from the Premium Payment at the time that the Payment is made. However, a contingent deferred sales charge is deducted when a Contract Owner elects to receive the Commuted Value under the PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS Annuity Payment Option.

    In the event that surrender charges from the Contracts are not sufficient to cover the expenses of selling the Contracts, Hartford will bear such expenses. Conversely, if the revenue from such charges exceeds such expenses, the excess of revenues from such charges over expenses will be retained by Hartford.


    The surrender charge is equal to a percentage of the Commuted Value (not to exceed the Premium Payment) and is deducted from those values prior to their being paid.


                             SURRENDER CHARGE AS A PERCENTAGE
      CONTRACT YEAR                  OF COMMUTED VALUE
--------------------------  -----------------------------------
            1                                   6%
            2                                   6%
            3                                   5%
            4                                   5%
            5                                   4%
            6                                   3%
            7                                   2%
        8 or more                               0%

                               PREMIUM TAX CHARGE

    Certain states and municipalities impose a tax on Hartford in connection with the receipt of Premium Payments or Contract Value. This tax can range from 0% to 4% of either the Premium Payment or the Contract Value and is generally based on the Contract Owner's state of residence. Taxes
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ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               17
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are generally incurred by Hartford as of the Annuity Calculation Date. Hartford
deducts the charge for taxes from the Contract Value on the Annuity Calculation Date. Some jurisdictions impose a tax on Premium Payments at the time the Premium Payment is received. In those jurisdictions, Hartford's current practice is to pay the tax on Premium Payments and then deduct the charge for these taxes from the Contract Value on a surrender prior to Annuity Calculation Date, or on the Annuity Commencement Date.

                       MORTALITY AND EXPENSE RISK CHARGE

    Hartford deducts a daily charge from the assets of the Separate Account to compensate Hartford for mortality and expense risks that Hartford assumes under the Contracts. The daily charge is at the rate of 0.003446% (approximately equivalent to an effective annual rate of 1.25%) of the net assets of the Separate Account. Approximately .90% of this annual charge is for the assumption of mortality risk and .35% is for the assumption of expense risk.

    The mortality risk that Hartford assumes (for life contingency based Annuity Payment Options) is the risk that Annuitants, as a group, will live for a longer period of time than Hartford estimated when it established the annuity purchase rates in the Contract. Because of these guarantees, each Contract Owner is assured that the Annuitant's longevity will not have an adverse effect on the Annuity Payments that the Payee receives under Annuity Payment Options based on life contingencies. Hartford also assumes a mortality risk because the Contracts guarantee a "death benefit" if the Contract Owner or Annuitant dies before the Income Start Date.

                                 FUND EXPENSES

    The investment performance of each Fund reflects the management fee that the Fund pays to its investment manager as well as other operating expenses that the Fund incurs. Investment management fees are generally daily fees computed as a percent of a Fund's average daily net assets at an annual rate. Please read the prospectus for each Fund for complete details.
                        ADDITIONAL CONTRACT INFORMATION
                               CONTRACT OWNERSHIP


    The Contract belongs to the Contract Owner. A Contract Owner may exercise all of the rights and options described in the Contract. Only the Annuitant may be the owner of an IRA Contract.


    The Contract Owner's rights include the right to: (1) select or change the Contract Owner, (2) select or change any Beneficiary or contingent Beneficiary,
(3) select or change the Payee while the Annuitant is still alive, (4) allocate the Premium Payment among and between the Sub-Accounts, (5) transfer Contract Value among and between the Sub-Accounts, and (6) exchange or transfer Annuity Units between Sub-Accounts on which Variable Annuity Payments are based.

    The rights of owners of Qualified Contracts may be restricted by the terms of a related employee benefit plan. For example, such plans may require an owner of a Qualified Contract to obtain the consent of his or her spouse before exercising certain ownership rights or may restrict withdrawals. See "Federal Tax Considerations" for more details.

    Selection of an Annuitant or Payee who is not the Contract Owner may have adverse tax consequences. See "Federal Tax Considerations" for more details.

                   CHANGING THE CONTRACT OWNER OR BENEFICIARY

    At any time, after the Cancellation Period, a Contract Owner may transfer ownership of the Contract subject to Hartford's policies and procedures at the time of the change.

    At any time prior to the death of the Annuitant, the Contract Owner may name a new Beneficiary by Written Notice unless an irrevocable Beneficiary has previously been named. When an irrevocable Beneficiary has been designated, the Contract Owner must provide the irrevocable Beneficiary's written consent to Hartford before a new Beneficiary is designated.

    These changes take effect as of the day the Written Notice was signed and dated. Hartford is not liable for any payments made under the Contract prior to the effectiveness of any change. For possible tax consequences of these changes, see "Federal Tax Considerations."

                           MISSTATEMENT OF AGE OR SEX


    If an age or sex of the Annuitant given to Hartford (in the application or otherwise) is misstated, Hartford will adjust the benefits it pays under the Contract to the amount that would have been payable at the correct age or sex. If Hartford made any underpayments because of any such misstatement, it shall pay the amount of such underpayment to the Payee or Beneficiary in one sum. If Hartford makes any overpayments because of a misstatement of age or sex, it shall deduct from current or future payments due under the Contract, the amount of such overpayment.

18                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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                            CHANGE OF CONTRACT TERMS

    Upon notice to the Contract Owner, Hartford may modify the Contract to:

    1. conform the Contract or the operations of Hartford or of the Separate Account to the requirements of any law to which the Contract, Hartford or the Separate Account is subject;

    2. assure continued qualification of the Contract as an annuity contract or a Qualified Contract under the Code;


    3. reflect a change (as permitted in the Contract) in the operation of the Separate Account.

    In the event of any such modification, Hartford will make appropriate endorsements to the Contract.


    No modification of this Contract shall be made except over the signature of the President, a Vice President, an Assistant Vice President or a Secretary of Hartford. Any modification or waiver must be in writing. No agent may bind Hartford by making any promise not contained in the Contract.


                           REPORTS TO CONTRACT OWNERS

    Hartford sends each Contract Owner a report at least annually, or more often as required by law, indicating: the number of Accumulation or Annuity Units and the dollar value of such units; the Contract Value prior to the Annuity Calculation Date; the Premium Payment; or surrenders made before the Annuity Calculation Date; Annuity Payments on or after the Income Start Date; and any other information required by law.

    The reports, which are mailed to Contract Owners at their last known address, include any information that may be required by the Commission or the insurance supervisory official of the jurisdiction in which the Contract is issued.

    Hartford also sends any other reports, notices or documents required by law to be furnished to Owners.

                                 MISCELLANEOUS

    NON-PARTICIPATING. The Contract does not participate in the surplus or profits of Hartford and Hartford does not pay dividends on the Contract.

    PROOF OF AGE AND SURVIVAL. Hartford reserves the right to require proof of the Annuitant's age and gender prior to the Annuity Calculation Date. In addition, Hartford reserves the right to require proof that the Annuitant is living before any Income Payment Date.

    CONTRACT APPLICATION OR ORDER REQUEST. Hartford issues the Contract in consideration of the Contract Owner's application or order request and payment of the Premium. The entire Contract is made up of the Contract and any attached endorsements or riders. In the absence of fraud, Hartford considers statements made in the application or order request to be representations and not warranties. Hartford will not use any statement in defense of a claim or to void the Contract unless it is contained in the application or order request. Hartford will not contest the Contract.

                               VOTING PRIVILEGES

    In accordance with current interpretations of applicable law, Hartford votes Fund shares held in the Separate Account at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts.

    The number of votes that a Contract Owner has the right to instruct are calculated separately for each Sub-Account, and may include fractional votes. Prior to the Annuity Calculation Date, the Contract Owner holds a voting interest in each Sub-Account to which Variable Contract Value is allocated. After the Annuity Calculation Date, the Contract Owner has a voting interest in each Sub-Account from which Variable Annuity Payments are made.

    For each Contract Owner prior to the Annuity Calculation Date, the number of votes attributable to a Sub-Account will be determined by dividing the Contract Owner's Sub-Account Value by the Net Asset Value Per Share of the Fund in which that Sub-Account invests. For each Contract Owner after the Annuity Calculation Date, the number of votes attributable to a Sub-Account is determined by dividing the liability for future Variable Annuity Payments to be paid from that Sub-Account by the Net Asset Value Per Share of the Fund in which that Sub-Account invests. This liability for future payments is calculated on the basis of the mortality assumptions, the selected Assumed Investment Return and the Annuity Unit Value of that Sub-Account. As Variable Annuity Payments are made to the Payee, the liability for future payments decreases as does the number of votes.

    The number of votes available to a Contract Owner are determined as of the date coinciding with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of the Fund's shareholders. Voting instructions are solicited by written communication prior to such meeting in accordance with procedures established for the Fund. Each Contract Owner or Payee having a voting interest in a Sub-Account will receive proxy materials and reports relating to any meeting of shareholders of the Funds in which that Sub-Account invests.

    Fund shares as to which no timely instructions are received and shares held by Hartford in a Sub-Account as to which no Owner or Payee has a beneficial interest are voted in proportion to the voting instructions that are received with respect to all Contracts participating in that Sub-Account. Voting instructions to abstain on any item to be
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ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               19
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voted upon are applied to reduce the total number of votes eligible to be cast on a matter.

                           FEDERAL TAX CONSIDERATIONS
                                    GENERAL

    TAX LAW IS COMPLEX AND TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE CONTRACT OWNER AND, IF APPLICABLE, THE TYPE OF RETIREMENT PROGRAM FOR WHICH THE CONTRACT IS PURCHASED. THEREFORE, A PERSON, TRUSTEE OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CONTRACT MAY NEED LEGAL AND TAX ADVICE.

    This Prospectus does not provide a detailed description of the federal income tax consequences of purchasing a Contract. Special tax rules may apply to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a prospective purchaser should always consult a qualified tax adviser. This discussion is based on Hartford's understanding of current federal income tax laws as they are currently interpreted.

                            TAXATION OF HARTFORD AND
                              THE SEPARATE ACCOUNT

    The Separate Account is taxed as part of Hartford which is taxed as a life insurance company under Subchapter L of Chapter 1 of the Code. Accordingly, the Separate Account is not separately taxed as a "regulated investment company" under subchapter M. Investment income and any realized capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the value of the Accumulation and Annuity Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.


    No taxes are due on interest, dividends and short-term or long-term capital gains earned by the Separate Account with respect to Qualified or Non-Qualified Contracts.


                           TAXATION OF PURCHASERS OF
                            NON-QUALIFIED CONTRACTS


    CORPORATIONS, TRUSTS AND OTHER NON-NATURAL PERSONS. Section 72 of the Code governs the taxation of annuity contracts and contains provisions relating to non-natural Contract Owners. Non-natural persons include, among others, corporations, trusts, and partnerships. In general, unless the non-natural person holds a Contract as agent for a natural person, the annual net increase in the value of the Contract is includable in the non-natural person's gross income for the tax period in which the net increase occurs. There is, however, an exception to this general rule for certain annuity contracts held by structured settlement companies, certain annuity contracts held by an employer with respect to a terminated qualified retirement plan and certain immediate annuity contracts. For this purpose, an immediate annuity means an annuity that is purchased with a single premium payment, that has an annuity start date commencing no later than one year from the date of purchase, and that provides for a series of substantially equal periodic payments to be made not less frequently than annually during the annuity period. A non-natural person which is a tax-exempt entity for federal income tax purposes is not subject to income tax as a result of Section 72 of the Code.


    NATURAL PERSONS. Section 72 generally provides that a Contract Owner is not taxed on increases in the value of the Contract until an amount distributed from the Contract is received (or deemed received) by the Contract Owner, either in the form of Annuity Payments, as contemplated by the Contract, or in some other form (i.e., surrender or Death Benefit). However, this tax deferral generally applies only if: (1) the investments in the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, (2) Hartford, rather than the Contract Owner, is considered the owner of such assets for federal income tax purposes, and (3) certain distribution requirements are met in the event that the Contract Owner dies. These requirements are discussed further under the caption "Tax Status of the Contract" below.

    DISTRIBUTIONS PRIOR TO THE INCOME START DATE. The Contract does not permit partial withdrawals or partial surrenders or loans. If, however, a Contract is surrendered prior to the Income Start Date, amounts received by the Contract Owner are includable in his or her income to the extent that such amounts exceed the "investment in the contract." For this purpose, the investment in the contract at any time equals the Premium Payment (to the extent that such Payment was neither deductible when made nor excludable from income as, for example, in the case of certain contributions to Qualified Contracts), less any amounts previously received from the Contract which were not includable in income. Also, the Surrender Value may be subject to a penalty tax, described below. In general, an assignment of the Contract (or other change of ownership) without full and adequate consideration will be treated as a distribution from the Contract and taxed in the same manner as a surrender (except where the Contract is transferred between spouses or incident to a divorce).

    The Contract provides that upon the death of Contract Owner, Annuitant or Joint Annuitant, the Beneficiary will receive the Contract Value. This distribution is includable in the Beneficiary's income as follows: (1) if distributed in a lump sum, it is taxed in the same manner as a surrender, (2) if it is distributed in the form of Annuity Payments, it is taxed in the same manner as Annuity Payments (see below).
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20                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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    DISTRIBUTIONS AFTER THE INCOME START DATE.  The portion of each Annuity
Payment taxable as ordinary income is equal to the excess of the Annuity Payment over the "exclusion amount." The "exclusion amount" is the investment in the Contract (described above), adjusted for any guaranteed period, divided by the number of Annuity Payments expected to be made (determined by Treasury
Department regulations that take into account the Annuitant's life expectancy and the Annuity Payment Option elected). After the dollar amount of the investment in the Contract, adjusted for any guaranteed period, is deemed to be recovered, the entire amount of each Annuity Payment is fully includable in income. Nonetheless, should the Annuity Payments cease before the adjusted investment in the Contract is fully recovered, a deduction is allowed for the unrecovered amount of the adjusted investment in the Contract. Where a guaranteed period of Annuity Payments is selected and the Annuitant does not live to the end of that period, the Annuity Payments for the remainder of the period are includable in income as follows: (1) if distributed in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the Contract at that time, or (2) if received as Annuity Payments, they are fully excluded from income until the remaining investment in the Contract is deemed to be recovered. All Annuity Payments thereafter are fully includable in income.

    PENALTY TAX ON CERTAIN DISTRIBUTIONS. Distributions received (or deemed received) from a Contract (before or after the Income Start Date) may be subject to a penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions:

    1. made on or after a taxpayer reaches age 59 1/2;

    2. made on or after the death of the Contract Owner;

    3. attributable to a taxpayer's becoming disabled;


    4. that are part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or the life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary;


    5. made under certain annuities issued in connection with structured settlement agreements; and

    6. made under an annuity contract that is purchased with a single premium payment when the annuity date is no later than a year from purchase and substantially equal periodic payments are made, not less frequently than annually, during the annuity payment period.


    AGGREGATION OF TWO OR MORE CONTRACTS. All non-qualified deferred annuity contracts that are issued by Hartford (or its affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includable in gross income under Section 72(e) of the Code. The effects of this rule are not yet clear; however, it could affect the time when income is taxable and the amount that might be subject to the 10% penalty tax described above. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) of the Code through the serial purchase of annuity contracts or otherwise. There may also be other situations in which the Treasury Department may conclude that it would be appropriate to aggregate two or more deferred or immediate annuity contracts purchased by the same owner. Accordingly, a Contract Owner should consult a competent tax adviser before purchasing more than one annuity contract in a calendar year.


    POSSIBLE CHANGES IN TAXATION. In past years, legislation has been proposed that would have adversely modified the federal taxation of certain annuity contracts. For example, one such proposal would have changed the tax treatment of non-qualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity contract. Although as of the date of this Prospectus Congress is not considering any legislation regarding taxation of annuity contracts, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).


    CONTRACTS OBTAINED THROUGH A TAX-FREE EXCHANGE OF OTHER ANNUITY OR LIFE INSURANCE CONTRACTS. Section 1035 of the Code generally provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. If the surrendered contract was issued prior to August 14, 1982, the tax rules formerly provided that the surrender was taxable only to the extent the amount received exceeds the owner's investment in the contract will and continue to apply to amounts allocable to investments in that contract prior to August 14, 1982. In contrast, contracts issued after January 19, 1985 in a Code Section 1035 exchange are treated as new contracts for purposes of the penalty and distribution-at-death rules. Special rules and procedures apply to Section 1035 transactions. Prospective Contract Owners wishing to take advantage of Section 1035 should consult their tax adviser.


    TAX STATUS OF THE CONTRACTS. The foregoing discussion assumes that the Contracts qualify as "annuity contracts" for federal income tax purposes under the Code.


    DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Code provides that separate account investments underlying a contract must be "adequately diversified" in accordance with Treasury Department regulations in order for the contract to qualify as an annuity contract under Section 72 of the Code. The Separate Account, through each underlying Fund, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in

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ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               21
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the various Sub-Accounts may be invested. Although Hartford does not have direct control over the Funds in which the Separate Account invests, Hartford believes that each Fund will meet the diversification requirements, and therefore, the Contract will be treated as an annuity contract under the Code.


    The Treasury Department has issued diversification regulations which generally require, in effect, among other things, that no more than 55% of the value of the total assets of each Fund is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In addition, in the case of government securities, each government agency or instrumentality shall be treated as a separate issuer.

    In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Sub-Accounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

    The ownership rights under the Contracts are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the Contract Owner has the choice of several Sub-Accounts in which to allocate the Premium Payment and Contract Value, and may be able to transfer Contract Value among Sub-Accounts more frequently than in such rulings. In addition, the Contract provides for more Sub-Accounts than did the variable contracts that were the subject of the such rulings. These differences could result in a Contract Owner being treated as the owner of the assets of the Separate Account. In addition, Hartford does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Hartford therefore reserves the right to modify the Contract as necessary to attempt to prevent the Contract Owner from being considered the owner of the Separate Account's assets.


    REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to provide that: (a) if any Contract Owner dies on or after the Income Start Date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Contract Owner's death; and (b) if any Contract Owner dies prior to the Income Start Date, the entire interest in the Contract will be distributed within five years after the date of the Contract Owner's death. These requirements will be considered satisfied as to any portion of the Contract Owner's interest that is payable to or for the benefit of a "designated beneficiary," and that is distributed over the life of such Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of that Contract Owner's death. The Contract Owner's "designated beneficiary" is the person designated by such Contract Owner as a Beneficiary and must be a natural person. However, if the Contract Owner's sole designated beneficiary is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner. The requirements further provide that if the Contract Owner is not an individual, the primary Annuitant shall be treated as the Contract Owner for purposes of making distributions that are required to be made upon the death of the Contract Owner. If there is a change in the primary Annuitant, such change shall be treated as the death of the Contract Owner. The Contract does not permit a change of the Annuitants, however.



    Non-Qualified Contracts contain provisions that are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. Hartford will review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.


                 TAXATION OF PURCHASERS OF QUALIFIED CONTRACTS

    The Contracts are designed for use as Individual Retirement Annuities ("IRAs") or in connection with Deferred Compensation Plans established and maintained by state or local governments or tax-exempt organizations. Important differences exist between the tax rules which are applicable to IRAs and Deferred Compensation Plans. These rules are complex and may vary depending on individual circumstances. Adverse tax consequences may result from

22                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to applicable commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts as IRAs or when owned by eligible employers in connection with Deferred Compensation Plans. Contract Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under a Deferred Compensation Plan may be subject to the terms and conditions of the plan itself, regardless of the terms and conditions of the Contract, but that Hartford is not bound by the terms and conditions of such plans to the extent such terms conflict with the Contract, unless Hartford specifically consents to be bound. A brief description of some of the federal income tax rules which apply to IRAs and Deferred Compensation Plans is set forth below. Hartford may amend the Contract as necessary to conform it to the requirements of applicable law.


    INDIVIDUAL RETIREMENT ANNUITIES. The Contract is designed for use as an IRA purchased through a tax-deferred rollover contribution from another IRA, a retirement plan qualified under Section 401 or Section 403(a) of the Code or tax sheltered annuity contract under Section 403(b) of the Code. Amounts held under a Deferred Compensation Plan under Section 457 of the Code CANNOT be rolled over or transferred to an IRA.


    DISTRIBUTIONS FROM AN IRA. In general, payments from an IRA which are not rolled over must be included in gross income as ordinary taxable income in the year in which they are received. Required minimum distributions must begin by April 1 of the calendar year following the calendar year in which the IRA owner attains the age of 70 1/2. Certain other mandatory distribution rules apply upon the death of the IRA owner.

    TEN PERCENT PENALTY TAX ON EARLY DISTRIBUTIONS. Distributions received (or deemed received) from an IRA may be subject to a penalty tax equal to ten percent (10%) of the amount treated as taxable income. In general, however, there is no such penalty tax on distributions:


    1. made on or after the date on which the taxpayer reaches age 59 1/2,



    2. made to a beneficiary (or to the estate of the taxpayer) on or after the death of the taxpayer,



    3. attributable to the taxpayer's becoming disabled, or


    4. which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary.

    In addition, effective for distributions from an IRA made after December 31, 1996, there is no such penalty tax on distributions:


    5. made to the taxpayer to the extent such distributions do not exceed the amount allowable as a deduction for federal income tax purposes allowed to the taxpayer for amounts paid during the taxable year for medical care, or


    6. if certain conditions are met, made to an unemployed taxpayer after separation from employment, for health insurance premiums.


    CODE SECTION 457 DEFERRED COMPENSATION PLANS. The Contracts may be purchased by a state or local government or tax-exempt organization that is an employer sponsoring a Deferred Compensation Plan under Section 457 of the Code in order to effect distribution of plan benefits to participants under the plan. In general, distributions from a Deferred Compensation Plan are prohibited unless made after the participant attains the age specified in the plan, separates from service, dies, or suffers an unforeseeable financial emergency. Distributions under plans that meet the requirements of Section 457 of the Code are taxable as ordinary income in the year paid or made available to the participant or beneficiary.


    Generally, required minimum distributions must begin by April 1 of the calendar year following the calendar year in which the participating employee attains the age of 70 1/2. Certain other mandatory distribution rules apply upon the death of the participating employee.


    Amounts held under a Deferred Compensation Plan under Section 457 of the Code CANNOT be rolled over or transferred to an IRA.


                         FEDERAL INCOME TAX WITHHOLDING

    The portion of a distribution from a Contract that is taxable income to the recipient is generally subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Section 3405 of the Code governs withholding and is summarized below:

    NON-PERIODIC DISTRIBUTIONS. The portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding unless the recipient elects not to have taxes withheld. If an election not to have taxes withheld is not provided, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. If the necessary election forms are not submitted to Hartford, Hartford will automatically withhold 10% of the taxable distribution.

    PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
YEAR). The portion of a periodic distribution which constitutes taxable income will be subject to
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ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               23
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federal income tax withholding as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested.


    DEFERRED COMPENSATION PLANS. Distributions from a non-qualified deferred compensation plan meeting the requirements of Section 457 of the Code are generally subject to regular wage withholding rules.


    Certain states also require withholding of state income tax whenever federal income tax is withheld.

                      CONTRACT OWNERS THAT ARE NONRESIDENT
                         ALIENS OR FOREIGN CORPORATIONS

    The discussion above provides general information regarding U.S. federal income tax consequences to Contract Owners that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower treaty rate applies and any required tax forms are submitted to Hartford. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to the purchase of a Contract.

                             OTHER TAX CONSEQUENCES

    As noted above, the foregoing comments about the federal tax consequences under these Contracts are not exhaustive, and special rules may apply to other tax situations not discussed in the Prospectus. Further, the federal income tax consequences discussed herein reflect Hartford's understanding of current law and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Contract Owner or recipient of the distribution. In particular, gift and/or estate tax consequences may result in situations where the Contract Owner is not also the Annuitant, Payee, and Beneficiary. A competent tax adviser should be consulted for further information.

                               OTHER INFORMATION
                         DISTRIBUTION OF THE CONTRACTS

    Hartford Securities Distribution Company, Inc. ("HSD"), which is located at 200 Hopmeadow Street, Simsbury, CT 06070, is principal underwriter and distributor of the Contracts. HSD is an affiliate of Hartford, is registered with the Commission as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. Hartford pays HSD for acting as principal underwriter under a distribution agreement. The Contracts are offered on a continuous basis and Hartford does not anticipate discontinuing the offer.

    Applications for Contracts are solicited by agents who are licensed by applicable state insurance authorities to sell Hartford's insurance contracts and who are also registered representatives of a broker-dealer having a selling agreement with HSD. Such broker-dealers will generally receive commissions based on a percent of Premium Payments made (up to a maximum of 6%). The writing agent will receive a percentage of these commissions from the respective broker-dealer, depending on the practice of that broker-dealer. Contract Owners do not pay these commissions.

                               LEGAL PROCEEDINGS

    There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject.

                              FINANCIAL STATEMENTS


    The audited financial statements included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report on the statutory-basis financial statements of ITT Hartford Life and Annuity Insurance Company which states the statutory-basis financial statements are presented in accordance with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners and the State of Connecticut Insurance Department, not presented in accordance with generally accepted accounting principles. Reference is made to said report on the statutory-basis financial statements of ITT Hartford Life and Annuity Insurance Company (the Depositor), which includes an explanatory paragraph with respect to the change in valuation method in determining aggregate reserves for future benefits in 1994, as discussed in Note 1 to Notes to Statutory Financial Statements. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, CT 06103.

24                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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                       ILLUSTRATIONS OF ANNUITY PAYMENTS
                     ASSUMING HYPOTHETICAL RATES OF RETURN


    The following graph has been prepared to show how investment performance could affect Variable Annuity Payments over time. The graph illustrates the "performance" of a Non-Qualified Contract under which monthly Variable Annuity Payments are paid under three hypothetical rate of return scenarios. Of course, the illustrations merely represent what Variable Annuity Payments might be paid under a HYPOTHETICAL Non-Qualified Contract.



    WHAT THE GRAPHS ILLUSTRATE. Each curve plotted on the graph illustrates the "performance" of a hypothetical Non-Qualified Contract (described in more detail below) assuming a different hypothetical rate of return for a single Sub-Account supporting the Contract by plotting one point for each contract year. Each such annual point on the graph represents the average of twelve monthly Variable Annuity Payments made in that contract year under the hypothetical Contract (hereinafter, an "Average Monthly Payment"). Each curve on the graph assumes that the initial Variable Annuity Payment under the hypothetical Contract is $1,000 (discussed in more detail below).



    HYPOTHETICAL RATES OF RETURN. The Variable Annuity Payments reflect three different assumptions for a constant investment return before fees and expenses:
0%, 6% and 12%. Net of all expenses, these constant returns are: -1.85%, 4.15% and 10.15%. Average Monthly Payments reflect the assumed investment return net of all expenses of the illustrated Sub-Account (and the Funds) over the periods shown in each graph. Fund management fees and operating expenses are assumed to be at an annual rate of 0.60% of their average daily net assets. This is the weighted average of Fund expenses shown in the fee table on page 5. The mortality and expense risk charge is assumed to be at an annual rate of 1.25% of the illustrated Sub-Account's average daily net assets.



    Nevertheless, THE AVERAGE MONTHLY PAYMENTS DEPICTED IN THE GRAPH ARE BASED ON HYPOTHETICAL CONTRACTS AND HYPOTHETICAL INVESTMENT RESULTS AND ARE NOT PROJECTIONS OR INDICATIONS OF FUTURE RESULTS. HARTFORD DOES NOT GUARANTEE OR EVER SUGGEST THAT ANY SUB-ACCOUNT OR CONTRACT ISSUED BY IT WOULD GENERATE THESE OR SIMILAR AVERAGE MONTHLY PAYMENTS FOR ANY PERIOD OF TIME. THE GRAPHS ARE FOR ILLUSTRATION PURPOSES ONLY AND DO NOT REPRESENT FUTURE VARIABLE ANNUITY PAYMENTS OR FUTURE INVESTMENT RETURNS. Variable Annuity Payments under a real Contract may be more or less than those forming the basis for the Average Monthly Payments shown in these illustrations if the actual returns of the Sub-Accounts selected by a Contract Owner are different from the hypothetical returns. Because it is very likely that a Sub-Account's investment return will fluctuate over time, one can expect Variable Annuity Payments under a real Contract to fluctuate. Moreover, under a real Contract, the total amount of Variable Annuity Payments ultimately received by a Payee depends upon which Annuity Payment Option the Contract Owner selects and, for life contingent annuity payment options, how long the Annuitant lives. See "Selecting An Annuity Payment Option" on page 14.



    ASSUMPTIONS ON WHICH THE HYPOTHETICAL CONTRACT IS BASED. In order to illustrate a hypothetical Contract, Hartford had to make several assumptions about the Contract. These assumptions are that: (1) the hypothetical Contract is a Non-Qualified Contract, (2) the entire Contract Value of the hypothetical Contract is allocated (on the Annuity Calculation Date) to a Sub-Account having a constant investment return before fees and expenses of 0%, 6%, or 12%, (3) the Contract Owner selected an Assumed Investment Return of 5%, (4) the Contract Owner elects to receive monthly Variable Annuity Payments, and (5) the Contract Value (less any applicable Premium Tax) applied to the purchase of Annuity Units on the Annuity Calculation Date under the Annuity Payment Option selected results in an initial Variable Annuity Payment of $1,000.



    For a discussion of how a Contract Owner may elect to receive monthly, quarterly, semi-annual or annual Variable Annuity Payments, see "Income Payment Dates" on page 15.



    ASSUMED INVESTMENT RETURN. Among the most important factors that determines that amount of Variable Annuity Payments is the Assumed Investment Return selected by the Contract Owner. The hypothetical Contract has an Assumed Investment Return of 5%. A Contract Owner may, however, select a 3%, 5% or 6% Assumed Investment Return under a real Contract. Generally, Variable Annuity Payments will increase in size from one Income Payment Date to the next if the annualized net rate of return during that time is greater than the Assumed Investment Return, and will decrease if the annualized net rate of return over this period is less than the Assumed Investment Return. (The Assumed Investment Return is an important component of the Payment Factor.) For a detailed discussion of Assumed Investment Returns, see "Variable Annuity Payments" on page 15.



    THE $1,000 INITIAL ANNUITY PAYMENT. The hypothetical Contract has an initial Variable Annuity Payment of $1,000. The dollar amount of the first Variable Annuity Payment under a real Contract generally depends upon the Annuity Payment Option selected by the Contract Owner, the amount of Contract Value applied to purchase the Variable Annuity Payments, the

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ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               25
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annuity purchase rates in the Contract at the time it is purchased (I.E., the
Payment Factor), the age of the Annuitant, and, in most cases (E.G., Non-Qualified Contracts), the sex of the Annuitant. For each of the illustrations, the entire Contract Value under the hypothetical Contract is allocated to a Sub-Account having a constant investment return before fees and expenses of 0%, 6%, or 12%. However, for a real Contract, Contract Value is often allocated among several Sub-Accounts prior to the Annuity Calculation
Date. The dollar amount of the first Variable Annuity Payment attributable to each Sub-Account is determined under a real Contract by dividing the dollar amount of Contract Value (less applicable Premium Tax) applied to that Sub-Account on the Annuity Calculation Date by $1,000, and multiplying the result by the annuity Payment Factor in the Contract for the selected Annuity Payment Option. The dollar value of the first Variable Annuity Payment is the sum of the first Variable Annuity Payments attributable to each Sub-Account. For a detailed discussion of how the first Variable Annuity Payment is determined, see "Variable Annuity Payments" on page 15.

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26                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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                           HYPOTHETICAL ILLUSTRATIONS

    HYPOTHETICAL 0% GROSS RATE             HYPOTHETICAL 6% GROSS RATE            HYPOTHETICAL 12% GROSS RATE
     AVERAGE MONTHLY PAYMENT                AVERAGE MONTHLY PAYMENT                AVERAGE MONTHLY PAYMENT
       FOR EACH YEAR SHOWN                    FOR EACH YEAR SHOWN                    FOR EACH YEAR SHOWN
  $1,000 INITIAL PAYMENT; 5% AIR         $1,000 INITIAL PAYMENT; 5% AIR         $1,000 INITIAL PAYMENT; 5% AIR
----------------------------------     ----------------------------------     ----------------------------------
             AVERAGE      ANNUAL                    AVERAGE      ANNUAL                    AVERAGE      ANNUAL
 CONTRACT    MONTHLY    PERCENTAGE      CONTRACT    MONTHLY    PERCENTAGE      CONTRACT    MONTHLY    PERCENTAGE
   YEAR      PAYMENT      CHANGE          YEAR      PAYMENT      CHANGE          YEAR      PAYMENT      CHANGE
----------  ----------  ----------     ----------  ----------  ----------     ----------  ----------  ----------
       1          970                         1          996                         1        1,022
       2          906      -6.52%             2          988      -0.81%             2        1,072       4.90%
       3          847      -6.52%             3          980      -0.81%             3        1,125       4.90%
       4          792      -6.52%             4          972      -0.81%             4        1,180       4.90%
       5          740      -6.52%             5          964      -0.81%             5        1,238       4.90%
       6          692      -6.52%             6          957      -0.81%             6        1,299       4.90%
       7          647      -6.52%             7          949      -0.81%             7        1,363       4.90%
       8          605      -6.52%             8          941      -0.81%             8        1,429       4.90%
       9          565      -6.52%             9          934      -0.81%             9        1,499       4.90%
      10          528      -6.52%            10          926      -0.81%            10        1,573       4.90%
      11          494      -6.52%            11          919      -0.81%            11        1,650       4.90%
      12          462      -6.52%            12          911      -0.81%            12        1,731       4.90%
      13          432      -6.52%            13          904      -0.81%            13        1,816       4.90%
      14          403      -6.52%            14          896      -0.81%            14        1,905       4.90%
      15          377      -6.52%            15          889      -0.81%            15        1,999       4.90%
      16          353      -6.52%            16          882      -0.81%            16        2,097       4.90%
      17          330      -6.52%            17          875      -0.81%            17        2,199       4.90%
      18          308      -6.52%            18          868      -0.81%            18        2,307       4.90%
      19          288      -6.52%            19          861      -0.81%            19        2,420       4.90%
      20          269      -6.52%            20          854      -0.81%            20        2,539       4.90%

                                    [GRAPH]

[Line graph with number of contract years (one through twenty) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting three lines, each representing average monthly payments for one of the three available Assumed Investment Returns (0% rate, 6% rate and 12% rate).]

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               27
--------------------------------------------------------------------------------

                       ILLUSTRATIONS OF ANNUITY PAYMENTS
                         USING HISTORIC RATES OF RETURN


    The following graphs have been prepared to show how investment performance affects Variable Annuity Payments over time. These graphs illustrate the "performance" of a Non-Qualified Contract under which Variable Annuity Payments begin at the end of the month that the Contract was issued which is the same month that each Sub-Account illustrated began operations. Of course, Hartford did not sell Contracts prior to the date of this Prospectus (i.e., during any of the time periods shown) and therefore the illustrations merely represent what Variable Annuity Payments might have been under a HYPOTHETICAL Non-Qualified Contract had one existed during the years shown.



    WHAT THE GRAPHS ILLUSTRATE. Each graph illustrates the "performance" of a particular Sub-Account based on hypothetical Non-Qualified Contract (described in more detail below) by plotting one point for each calendar year since the Sub-Account began operations. Each such annual point on the graph represents the average of twelve monthly Variable Annuity Payments made in that year under the hypothetical Contract. Each graph assumes that the initial Variable Annuity Payment under the hypothetical Contract is $1,000 (discussed in more detail below). All of the graphs end on July 31, 1997 and the point plotted for 1997 represents the average of the seven monthly Variable Annuity Payments made under the hypothetical Contract up to that time in 1997. Likewise, where a Sub-Account began operations in mid-year, the point for the first year represents the average of monthly Variable Annuity Payments made (which is fewer than 12) under the hypothetical Contract during that year. The points therefore represent, in each case, the average monthly Variable Annuity Payment (hereinafter, an "Average Monthly Payment").



    Average Monthly Payments reflect the actual PAST investment return after all expenses of the Sub-Accounts over the periods shown in each graph. Nevertheless, THE AVERAGE MONTHLY PAYMENTS DEPICTED IN THE GRAPHS ARE BASED ON HYPOTHETICAL CONTRACTS AND PAST INVESTMENT RESULTS AND ARE NOT PROJECTIONS OR INDICATIONS OF FUTURE RESULTS. HARTFORD DOES NOT GUARANTEE OR EVEN SUGGEST THAT ANY CONTRACT ISSUED BY IT WOULD GENERATE THESE OR SIMILAR VARIABLE ANNUITY PAYMENTS FOR ANY PERIOD OF TIME. THE GRAPHS ARE FOR ILLUSTRATION PURPOSES ONLY AND DO NOT REPRESENT FUTURE VARIABLE ANNUITY PAYMENTS OR FUTURE INVESTMENT RETURNS. Variable Annuity Payments under a real Contract may be more or less than those forming the basis for the Average Monthly Payments shown in these illustrations if the actual returns of the Sub-Accounts selected by a Contract Owner are different from the past returns of the Sub-Accounts. Because it is very likely that a Sub-Account's investment return will fluctuate over time, one can expect Variable Annuity Payments under a real Contract to fluctuate. Moreover, under a real Contract, the total amount of Variable Annuity Payments ultimately received by a Payee depends upon which Annuity Payment Option the Contract Owner selects and, for life contingent annuity options, how long the Annuitant lives. See "Selecting An Annuity Payment Option" on page 13.



    ASSUMPTIONS ON WHICH THE HYPOTHETICAL CONTRACT IS BASED. In order to illustrate a hypothetical Contract, Hartford had to make several assumptions about the Contract. These assumptions are that: (1) the hypothetical Contract is a Non-Qualified Contract, (2) the entire Contract Value of the hypothetical Contract is allocated (on the Annuity Calculation Date) to the Sub-Account being illustrated, (3) the Contract Owner selected an Assumed Investment Return of 5%,
(4) the Contract Owner elects to receive monthly Variable Annuity Payments and elects an Income Start Date that is the last day of the month in which the Contract was issued, (5) the Contract Value (less any applicable premium tax) applied to the purchase of Annuity Units on the Annuity Calculation Date under the Annuity Payment Option selected results in an initial Variable Annuity Payment of $1,000, and (6) the Income Start Date is the last day of the month that the Sub-Account illustrated began operations. TO THE EXTENT THAT A REAL CONTRACT IS ISSUED BY HARTFORD ON A BASIS DIFFERENT FROM THE FOREGOING ASSUMPTIONS, THAT REAL CONTRACT WOULD HAVE HAD AVERAGE MONTHLY PAYMENTS DIFFERENT FROM THOSE ILLUSTRATED EVEN DURING THE PERIODS ILLUSTRATED.



    For a discussion of how a Contract Owner may elect to receive monthly, quarterly, semi-annual or annual Variable Annuity Payments, see "Income Payment Dates" on page 14.



    ASSUMED INVESTMENT RETURN. Among the most important factors that determines that amount of Variable Annuity Payments is the Assumed Investment Return selected by the Contract Owner. The hypothetical Contract has an Assumed Investment Return of 5%. A Contract Owner may, however, select a 3%, 5% or 6% Assumed Investment Return under a real Contract. Generally, Variable Annuity Payments will increase in size from one Income Payment Date to the next if the annualized net rate of return during that time is greater than the Assumed Investment Return, and will decrease if the annualized net rate of return over this period is less than the Assumed Investment Return. (The Assumed Investment Return is an important component of the Payment Factor.) For a detailed discussion of Assumed Investment Returns, see "Variable Annuity Payments" on page 14. Standardized and non-standardized average annual total returns as well as the Sub-Account

28                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


Annual Percentage Change column reflect the performance of the Sub-Account being illustrated without adjustment for an Assumed Investment Return.



    THE $1,000 INITIAL ANNUITY PAYMENT. The hypothetical Contract has an initial Variable Annuity Payment of $1,000. The dollar amount of the first Variable Annuity Payment under a real Contract generally depends upon the Annuity Payment Option selected by the Contract Owner, the amount of Contract Value applied to purchase the Variable Annuity Payments, the annuity purchase rates in the Contract at the time it is purchased (i.e., the Payment Factor), the age of the Annuitant, and, in most cases (e.g., Non-Qualified Contracts), the sex of the Annuitant. For each of the illustrations, the entire Contract Value under the hypothetical Contract is allocated to the Sub-Account shown in the illustrations. However, for a real Contract, Contract Value is often allocated among several Sub-Accounts prior to the Annuity Calculation Date. The dollar amount of the first Variable Annuity Payment attributable to each Sub-Account is determined under a real Contract by dividing the dollar amount of Contract Value (less applicable Premium Tax) applied to that Sub-Account on the Annuity Calculation Date by $1,000, and multiplying the result by the annuity Payment Factor in the Contract for the selected Annuity Payment Option. The dollar value of the first Variable Annuity Payment is the sum of the first Variable Annuity Payments attributable to each Sub-Account. For a detailed discussion of how the first Variable Annuity Payment is determined, see "Variable Annuity Payments" on page 14.



    Historical rates of return illustrations for the Hartford MidCap Fund are unavailable because the Fund's inception date was on July 1997, the month on which the graphs end.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               29
--------------------------------------------------------------------------------

                       HARTFORD ADVISERS FUND SUB-ACCOUNT

 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977
     1978
     1979
     1980
     1981
     1982
     1983 *               990               1.26%
     1984                 948               6.05%
     1985               1,078              25.26%
     1986               1,253              11.27%
     1987               1,337               4.66%
     1988               1,322              12.71%
     1989               1,479              20.24%
     1990               1,459               0.01%
     1991               1,584              18.88%
     1992               1,630               6.96%
     1993               1,731              10.86%
     1994               1,688              -3.94%
     1995               1,821              26.74%
     1996               2,042              15.14%
     1997 **            2,313              22.32%

  NON-STANDARDIZED AVERAGE ANNUAL TOTAL
                 RETURNS
    FOR THE PERIODS ENDED 7/31/1997***
------------------------------------------
       1 Year                       36.09%
       5 Year                       14.77%
      10 Year                       11.45%
  Since Inception                   12.16%

  STANDARDIZED AVERAGE ANNUAL TOTAL
               RETURNS
 FOR THE PERIODS ENDED 7/31/1997***
-------------------------------------
       1 Year                  30.09%
       5 Year                  14.30%
      10 Year                  11.45%
  Since Inception              12.16%

                                    [GRAPH]

[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the Hartford Advisers Fund Sub-Account.]
* Fund inception was 4/83. Therefore, the Average Monthly Payment represents the average monthly payment from April 1983 to December 1983. The Annual Sub-Account Return is based on the period from April 1983 to December 1983.
** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997. *** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.

30                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                 HARTFORD CAPITAL APPRECIATION FUND SUB-ACCOUNT

 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977
     1978
     1979
     1980
     1981
     1982
     1983
     1984 *             1,038               9.16%
     1985               1,237              34.37%
     1986               1,485               7.65%
     1987               1,496              -5.55%
     1988               1,451              24.67%
     1989               1,694              22.60%
     1990               1,550             -12.02%
     1991               1,852              52.16%
     1992               2,100              15.55%
     1993               2,492              19.30%
     1994               2,562               1.26%
     1995               2,897              28.63%
     1996               3,328              19.20%
     1997 **            3,688              23.15%

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          43.05%
       5 Year                          21.75%
      10 Year                          15.45%
  Since Inception                      17.04%

  STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          37.05%
       5 Year                          21.38%
      10 Year                          15.45%
  Since Inception                      17.04%

                                    [GRAPHS]

[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the Hartford Capital Appreciation Fund Sub-Account.]
* Fund inception was 4/84. Therefore, the Average Monthly Payment represents the average monthly payment from April 1984 to December 1984. The Annual Sub-Account Return is based on the period from April 1984 to December 1984.
** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997. *** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               31
--------------------------------------------------------------------------------

                        HARTFORD INDEX FUND SUB-ACCOUNT

 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977
     1978
     1979
     1980
     1981
     1982
     1983
     1984
     1985
     1986
     1987 *               978             -14.02%
     1988                 890              14.75%
     1989               1,049              28.73%
     1990               1,035              -5.24%
     1991               1,145              27.93%
     1992               1,205               5.49%
     1993               1,256               7.76%
     1994               1,228              -0.31%
     1995               1,401              34.85%
     1996               1,653              20.58%
     1997 **            1,962              28.80%

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          49.28%
       5 Year                          18.37%
      10 Year                          12.77%
  Since Inception                      13.51%

  STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          43.28%
       5 Year                          17.96%
      10 Year                          12.77%
  Since Inception                      13.51%

                                    [GRAPH]

[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the Hartford Index Fund Sub-Account.]
* Fund inception was 5/87. Therefore, the Average Monthly Payment represents the average monthly payment from May 1987 to December 1987. The Annual Sub-Account Return is based on the period from May 1987 to December 1987.
** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997. *** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.

32                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                HARTFORD INTERNATIONAL OPPORTUNITIES SUB-ACCOUNT

 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977
     1978
     1979
     1980
     1981
     1982
     1983
     1984
     1985
     1986
     1987
     1988
     1989
     1990 *               900             -12.18%
     1991                 890              11.60%
     1992                 869              -5.62%
     1993                 911              32.07%
     1994                 999              -3.15%
     1995                 967              12.51%
     1996               1,056              11.53%
     1997 **            1,103              12.71%

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          21.68%
       5 Year                          11.59%
      10 Year                     --
  Since Inception                       7.52%

  STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          15.68%
       5 Year                          11.08%
      10 Year                     --
  Since Inception                       7.52%

                                    [GRAPH]

[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the Hartford International Opportunities Fund Sub-Account.]
* Fund inception was 7/90. Therefore, the Average Monthly Payment represents the average monthly payment from July 1990 to December 1990. The Annual Sub-Account Return is based on the period from July 1990 to December 1990.
** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997. *** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               33
--------------------------------------------------------------------------------

                       HVA MONEY MARKET FUND SUB-ACCOUNT

 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977
     1978
     1979
     1980 *             1,009               5.09%
     1981               1,074              14.29%
     1982               1,162              12.39%
     1983               1,212               8.01%
     1984               1,254               9.35%
     1985               1,296               7.19%
     1986               1,313               5.45%
     1987               1,311               5.17%
     1988               1,319               6.06%
     1989               1,347               7.77%
     1990               1,375               6.76%
     1991               1,386               4.72%
     1992               1,364               2.35%
     1993               1,324               1.66%
     1994               1,286               2.67%
     1995               1,272               4.45%
     1996               1,261               3.86%
     1997 **            1,251               2.29%

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                           3.96%
       5 Year                           3.14%
      10 Year                           4.48%
  Since Inception                       6.37%

  STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          -2.04%
       5 Year                           2.43%
      10 Year                           4.48%
  Since Inception                       6.37%

                                    [GRAPH]

[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the HVA Money Market Sub-Account.]
* Fund inception was 6/80. Therefore, the Average Monthly Payment represents the average monthly payment from June 1980 to December 1980. The Annual Sub-Account Return is based on the period from June 1980 to December 1980.
** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997. *** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.

34                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                    HARTFORD SMALL COMPANY FUND SUB-ACCOUNT

 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977
     1978
     1979
     1980
     1981
     1982
     1983
     1984
     1985
     1986
     1987
     1988
     1989
     1990
     1991
     1992
     1993
     1994
     1995
     1996 *             1,025               4.26%
     1997 **            1,028              14.36%

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                     --
       5 Year                     --
      10 Year                     --
  Since Inception                      21.95%****

  STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                     --
       5 Year                     --
      10 Year                     --
  Since Inception                      15.95%****

                                    [GRAPH]

[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the Hartford Small Company Sub-Account.]
* Fund inception was 8/96. Therefore, the Average Monthly Payment represents the average monthly payment from August 1996 to December 1996. The Annual Sub-Account Return is based on the period from August 1996 to December 1996.
** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997. *** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.
**** Since this fund is less than 1 year old, this figure represents Cumulative Total Net Return.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               35
--------------------------------------------------------------------------------

                         HARTFORD BOND FUND SUB-ACCOUNT

 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977 *               998               1.00%
     1978                 979               1.34%
     1979                 959               1.63%
     1980                 929               4.91%
     1981                 932               9.12%
     1982               1,045              26.16%
     1983               1,132               1.48%
     1984               1,121              11.78%
     1985               1,262              19.11%
     1986               1,396              10.78%
     1987               1,360              -1.26%
     1988               1,364               6.25%
     1989               1,397              10.73%
     1990               1,416               7.06%
     1991               1,506              15.02%
     1992               1,579               4.23%
     1993               1,645               8.86%
     1994               1,541              -5.14%
     1995               1,585              17.01%
     1996               1,596               2.24%
     1997 **            1,615               6.44%

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          11.40%
       5 Year                           5.75%
      10 Year                           7.28%
  Since Inception                       7.73%

  STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                           5.40%
       5 Year                           5.10%
      10 Year                           7.28%
  Since Inception                       7.73%

                                    [GRAPH]

[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the Hartford Bond Fund Sub-Account.]
* Fund inception was 8/77. Therefore, the Average Monthly Payment represents the average monthly payment from August 1977 to December 1977. The Annual Sub-Account Return is based on the period from August 1977 to December 1977.
** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997. *** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.

36                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                 HARTFORD DIVIDEND AND GROWTH FUND SUB-ACCOUNT

 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977
     1978
     1979
     1980
     1981
     1982
     1983
     1984
     1985
     1986
     1987
     1988
     1989
     1990
     1991
     1992
     1993
     1994 *             1,024               4.07%
     1995               1,146              34.68%
     1996               1,383              21.39%
     1997 **            1,625              25.74%

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          43.24%
       5 Year                     --
      10 Year                     --
  Since Inception                      23.81%

  STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          37.24%
       5 Year                     --
      10 Year                     --
  Since Inception                      23.08%

                                    [GRAPH]

[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the Hartford Dividend and Growth Fund Sub-Account.]
* Fund inception was 3/94. Therefore, the Average Monthly Payment represents the average monthly payment from March 1994 to December 1994. The Annual Sub-Account Return is based on the period from March 1994 to December 1994.
** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997. *** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               37
--------------------------------------------------------------------------------

                HARTFORD INTERNATIONAL ADVISERS FUND SUB-ACCOUNT

 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977
     1978
     1979
     1980
     1981
     1982
     1983
     1984
     1985
     1986
     1987
     1988
     1989
     1990
     1991
     1992
     1993
     1994
     1995 *             1,037              11.45%
     1996               1,099              10.41%
     1997 **            1,144               9.83%

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          17.79%
       5 Year                     --
      10 Year                     --
  Since Inception                      14.60%

  STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          11.79%
       5 Year                     --
      10 Year                     --
  Since Inception                      12.86%

                                    [GRAPH]

[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the Hartford International Advisers Fund Sub-Account.]
* Fund inception was 3/95. Therefore, the Average Monthly Payment represents the average monthly payment from March 1995 to December 1995. The Annual Sub-Account Return is based on the period from March 1995 to December 1995.
** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997. *** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.

38                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                       HARTFORD MORTGAGE FUND SUB-ACCOUNT

 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977
     1978
     1979
     1980
     1981
     1982
     1983
     1984 *             1,000
     1985               1,064              19.13%
     1986               1,162               9.75%
     1987               1,151               1.36%
     1988               1,170               7.03%
     1989               1,205              11.74%
     1990               1,239               8.35%
     1991               1,324              13.31%
     1992               1,365               3.35%
     1993               1,372               4.99%
     1994               1,297              -2.83%
     1995               1,336              14.73%
     1996               1,348               3.77%
     1997 **            1,361               4.81%

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                           9.17%
       5 Year                           4.97%
      10 Year                           6.99%
  Since Inception                       7.76%

  STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                           3.17%
       5 Year                           4.31%
      10 Year                           6.99%
  Since Inception                       7.76%

                                    [GRAPH]

[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the Hartford Mortgage Fund Sub-Account.]
* Fund inception was 12/84. Therefore, the Average Monthly Payment for December 1984.
** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997. *** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               39
--------------------------------------------------------------------------------

                        HARTFORD STOCK FUND SUB-ACCOUNT

 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977 *               999               1.72%
     1978                 992               3.55%
     1979               1,044              21.10%
     1980               1,228              29.61%
     1981               1,349              -0.64%
     1982               1,311              19.81%
     1983               1,652              12.50%
     1984               1,500              -0.70%
     1985               1,718              29.85%
     1986               2,052              10.93%
     1987               2,305               4.09%
     1988               2,172              17.51%
     1989               2,536              24.49%
     1990               2,450              -5.07%
     1991               2,701              23.07%
     1992               2,758               8.68%
     1993               2,982              12.92%
     1994               2,980              -3.11%
     1995               3,306              32.43%
     1996               3,937              22.83%
     1997 **            4,713              29.97%

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          48.84%
       5 Year                          19.98%
      10 Year                          13.08%
  Since Inception                      14.23%

  STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          42.84%
       5 Year                          19.59%
      10 Year                          13.08%
  Since Inception                      14.23%

                                    [GRAPH]

[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the Hartford Stock Fund Sub-Account.]
* Fund inception was 8/77. Therefore, the Average Monthly Payment represents the average monthly payment from August 1977 to December 1977. The Annual Sub-Account Return is based on the period from August 1977 to December 1977.
** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997. *** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.

40                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS
                                      FOR
                      STATEMENT OF ADDITIONAL INFORMATION


                                                                         PAGE
                                                                         ----
 DESCRIPTION OF ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY........
 CALCULATION OF YIELD AND RETURN.......................................
   Yield of the HVA Money Market Fund Sub-Account......................
   Yield of the Hartford Bond Fund and Hartford Mortgage Securities
    Fund Sub-Accounts..................................................
   Calculation of Total Return.........................................
 PERFORMANCE COMPARISONS...............................................
   Yield and Total Return..............................................
 VARIABLE ANNUITY PAYMENTS.............................................
   Annuity Unit Value..................................................
   Illustration of Calculation of Annuity Unit Value...................
   Illustration of Variable Annuity Payments...........................
 OTHER INFORMATION.....................................................

                                      PART B

                         STATEMENT OF ADDITIONAL INFORMATION

        Individual Single Premium Payment Immediate Variable Annuity Contract


                   ITT Hartford Life and Annuity Insurance Company
                                         and
         ITT Hartford Life and Annuity Insurance Company Separate Account One



THIS STATEMENT OF ADDITIONAL INFORMATION, DATED NOVEMBER 10, 1997, IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED NOVEMBER 10, 1997 FOR HARTFORD LIFE INSURANCE COMPANY ("HARTFORD") SINGLE PURCHASE PAYMENT IMMEDIATE VARIABLE ANNUITY CONTRACT WHICH IS REFERRED TO HEREIN.


THE PROSPECTUS SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR SHOULD KNOW BEFORE PURCHASING A CONTRACT. FOR A COPY OF THE PROSPECTUS, SEND A WRITTEN REQUEST TO THE HOME OFFICE AT 200 HOPMEADOW STREET, SIMSBURY, CONNECTICUT 06070, OR TELEPHONE 1-800-862-6668.

                                  TABLE OF CONTENTS


DESCRIPTION OF HARTFORD LIFE INSURANCE COMPANY. . . . . . . . . . . . . .

CALCULATION OF YIELD AND RETURN . . . . . . . . . . . . . . . . . . . . .

    Yield of the HVA Money Market Fund Sub-Account. . . . . . . . . . . .

    Yield of the Hartford Bond Fund and Hartford Mortgage
       Securities Fund Sub-Accounts . . . . . . . . . . . . . . . . . . .

    Calculation of Total Return . . . . . . . . . . . . . . . . . . . . .

PERFORMANCE COMPARISONS . . . . . . . . . . . . . . . . . . . . . . . . .

    Yield and Total Return. . . . . . . . . . . . . . . . . . . . . . . .

VARIABLE ANNUITY PAYMENTS . . . . . . . . . . . . . . . . . . . . . . . .

    Annuity Unit Value. . . . . . . . . . . . . . . . . . . . . . . . . .

    Illustration of Calculation of Annuity Unit Value . . . . . . . . . .

    Illustration of Variable Annuity Payments . . . . . . . . . . . . . .

OTHER INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . .

            DESCRIPTION OF ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY



ITT Hartford Life and Annuity Insurance Company ("Hartford") is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States and the District of Columbia, except New York. On January 1, 1998, Hartford's name will change to Hartford Life and Annuity Insurance Company. Hartford was originally incorporated under the laws of Wisconsin on January 9, 1956, and was subsequently redomiciled to Connecticut. Its offices are located in Simsbury, Connecticut; however, its mailing address is P.O. Box 2999, Hartford, CT 06104-2999. Hartford is a subsidiary of Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. Hartford is ultimately controlled by The Hartford Financial Services Group, Inc., a Delaware corporation.



Hartford is rated A+ (superior) by A.M. Best and Company, Inc., on the basis of its financial soundness and operating performance. Hartford is rated AA by Standard & Poor's and AA+ by Duff and Phelps on the basis of its claims paying ability. These ratings do not apply to the investment performance of the Sub-Accounts of the Separate Account. The ratings apply to Hartford's ability to meet its insurance obligations, including those described in this Prospectus.



                           CALCULATION OF YIELD AND RETURN



YIELD OF THE HVA MONEY MARKET FUND SUB-ACCOUNT



As summarized in the Prospectus under the heading "Performance Related Information," the yield of the HVA Money Market Fund Sub-Account for a seven day period (the "base period") will be computed by determining the "net change in value" (calculated as set forth below) of a hypothetical account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by 365/7 with the resulting yield figure carried to the nearest hundredth of one percent. Net changes in value of a hypothetical account will include net investment income of the account (accrued daily dividends as declared by the underlying funds, less daily expense charges of the account) for the period, but will not include realized gains or losses or unrealized appreciation or depreciation on the underlying fund shares.



The effective yield is calculated by compounding the base period return by adding 1, raising the sum to a power equal to 365/7 and subtracting 1 from the result, according to the following formula:



                                          367/7
Effective Yield = [(Base Period Return + 1)     ] - 1



The HVA Money Market Fund Sub-Account's yield and effective yield will vary in response to fluctuations in interest rates and in the expenses of the Sub-Account.



THE CURRENT YIELD AND EFFECTIVE YIELD REFLECT RECURRING CHARGES ON THE SEPARATE ACCOUNT LEVEL.



HVA MONEY MARKET FUND SUB-ACCOUNT



The yield and effective yield for the seven day period ending September 30, 1997 for the HVA Money Market Fund Sub-Account was as follows:



Yield              3.86%
Effective Yield    3.94%

YIELDS OF THE HARTFORD BOND FUND AND HARTFORD MORTGAGE SECURITIES FUND SUB-ACCOUNTS



As summarized in the Prospectus under the heading "Performance Related Information," yields of these two Sub-Accounts will be computed by annualizing a recent month's net investment income, divided by a Fund share's net asset value on the last trading day of that month. Net changes in the value of a hypothetical account will assume the change in the underlying mutual fund's "net asset value per share" for the same period in addition to the daily expense charge assessed, at the sub-account level for the respective period. The Hartford Bond Fund and Hartford Mortgage Securities Fund Sub-Accounts' yields will vary from time to time depending upon market conditions and, the composition of the underlying funds' portfolios. Yield should also be considered relative to changes in the value of the Sub-Accounts' shares and to the relative risks associated with the investment objectives and policies of the Hartford Bond Fund and Hartford Mortgage Securities Fund.



The yield reflects recurring charges on the Separate Account level.



HARTFORD BOND FUND AND
HARTFORD MORTGAGE SECURITIES FUND SUB-ACCOUNTS



Yield calculations of the Sub-Accounts used for illustration purposes reflect the interest earned by the Sub-Accounts, less applicable asset charges assessed against a Contract Owner's account over the base period. Yield quotations based on a 30 day period ended September 30, 1997 were computed by dividing the dividends and interests earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:



Example:

                                                            6
Current Yield Formula for the Sub-Account  2[((A-B)/(CD) + 1)  - 1]

Where   A = Dividends and interest earned during the period.
        B = Expenses accrued for the period (net of reimbursements).
        C = The average daily number of units outstanding during the period that were entitled to receive dividends.
        D = The maximum offering price per unit on the last day of the period.

Hartford Bond Fund
         Yield =  4.87%

Hartford Mortgage Securities Fund
         Yield = 5.21%



At any time in the future, yields and total return may be higher or lower than past yields and there can be no assurance that any historical results will continue.



CALCULATION OF TOTAL RETURN



As summarized in the Prospectus under the heading "Performance Related Information," total return is a measure of the change in value of an investment in a Sub-Account over the period covered. The formula for total return used herein includes three steps: (1) calculating the value of the hypothetical initial investment of $1,000 as of the end of the period by multiplying the total number of units owned at the end of the period by the unit value per unit on the last trading day of the period; (2) assuming redemption at the end of the period and deducting any applicable contingent deferred sales charge and (3) dividing this account value for the hypothetical investor by the initial $1,000 investment and annualizing the result for periods of less than one year. Total return will be calculated for one year, five years and ten years or some other relevant periods if a Sub-Account has not been in existence for at least ten years.



The following are the standardized average annual total return quotations for the Sub-Accounts for the period ended September 30, 1997.




                                             Since
Sub-Accounts                                Inception      1 Year    5 Year    10 Year
---------------------------------------------------------------------------------------
Hartford Advisers Fund                          10.01%     19.05%    11.34%     9.07%
Hartford Bond Fund                               5.65%      1.25%     1.77%     5.39%
Hartford Capital Appreciation Fund              15.73%     26.25%    20.50%    13.59%
Hartford Dividend and Growth Fund               19.13%     27.11%       n/a       n/a
Hartford Index Fund                             10.71%     28.90%    15.44%     9.92%
Hartford International Advisers Fund             8.45%      5.17%       n/a       n/a
Hartford International Opportunities Fund        3.69%      7.20%     8.26%       n/a
Hartford MidCap Fund                           (3.12)%        n/a       n/a       n/a
Hartford Money Market Fund                       4.36%    (5.02)%   (0.57)%     1.77%
Hartford Mortgage Securities Fund                5.59%     (.59)%     1.35%     5.08%
Hartford Small Company Fund                     20.40%     17.36%       n/a       n/a
Hartford Stock Fund                             12.63%     28.03%    16.89%    10.23%


In addition to the standardized total return, the Sub-Account may advertise a non-standardized total return. This figure will usually be calculated for one year, five years, and ten years or other periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that the contingent deferred sales charge and the Annual Maintenance Fee are not deducted. Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.



The following are the non-standardized annualized total return quotations for the Sub-Accounts for the period ended September 30, 1997.




                                            Since
Sub-Accounts                                Inception      1 Year    5 Year    10 Year
---------------------------------------------------------------------------------------
Hartford Advisers Fund                           11.92%    28.05%    14.49%    11.46%
Hartford Bond Fund                                7.68%    10.25%     5.44%     7.71%
Hartford Capital Appreciation Fund               17.25%    35.25%    23.02%    15.91%
Hartford Dividend and Growth Fund                22.87%    36.11%       n/a       n/a
Hartford Index Fund                              13.20%    37.90%    18.49%    12.57%
Hartford International Advisers Fund             13.32%    14.17%       n/a       n/a
Hartford International Opportunities Fund         6.96%    16.20%    11.39%       n/a
Hartford MidCap Fund                              5.88%     8.41%     5.06%     7.41%
Hartford Money Market Fund                        6.35%     3.98%     3.21%     4.46%
Hartford Mortgage Securities Fund                 7.72%     8.41%     5.06%     7.41%
Hartford Small Company Fund                      30.60%    26.36%       n/a       n/a
Hartford Stock Fund                              14.02%    37.03%    19.78%    12.82%




                               PERFORMANCE COMPARISONS

YIELD AND TOTAL RETURN



Each Sub-Account may from time to time include its total return in advertisements or in information furnished to present or prospective shareholders. Each Sub-Account may from time to time include its yield and total return in advertisements or information furnished to present or prospective shareholders. Each Sub-Account may from time to time include in advertisements its total return (and yield in the case of certain Sub-Accounts) the ranking of those performance figures relative to such figures for groups of other annuities analyzed by Lipper Analytical Services and Morningstar, Inc. as having the same investment objectives.



The total return and yield may also be used to compare the performance of the Sub-Accounts against certain widely acknowledged outside standards or indices for stock and bond market performance. The Standard & Poor's Composite Index of 500 Stocks (the "S&P 500") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of 500 stocks relative to the base period 1941-43. The S&P 500 is composed almost entirely of common stocks of companies listed on the New York Stock Exchange, although the common stocks of a few companies listed on the American Stock Exchange or traded over-the-counter are included. The 500 companies represented include 400 industrial, 60 transportation and 40 financial services concerns. The S&P 500 represents about 80% of the market value of all issues traded on the New York Stock Exchange.



The NASDAQ-OTC Composite Price Index (The "NASDAQ Index") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of approximately 3,500 stocks relative to the base measure of
100.00 on February 5, 1971. The NASDAQ Index is composed entirely of common stocks of companies traded over-the-counter and often through the National Association of Securities Dealers Automated Quotations ("NASDAQ") system. Only those over-the-counter stocks having only one market maker or traded on exchanges are excluded.



The Morgan Stanley Capital International EAFE Index (the "EAFE Index") is an unmanaged index, which includes over 1,000 companies representing the stock markets of Europe, Australia, New Zealand, and the Far East. The EAFE Index is weighted by market capitalization, and therefore, it has a heavy representation in countries with large stock markets, such as Japan.



The Shearson Lehman Government Bond Index (the "SL Government Index") is a measure of the market value of all public obligations of the U.S. Treasury; all publicly issued debt of all agencies of the U.S. Government and all quasi-federal corporations; and all corporate debt guaranteed by the U.S. Government. Mortgage-backed securities, flower bonds and foreign targeted issues are not included in the SL Government Index.



The Shearson Lehman Government/Corporate Bond Index (the "SL Government/Corporate Index") is a measure of the market value of approximately 5,300 bonds with a face value currently in excess of $1.3 trillion. To be included in the SL Government/Corporate Index, an issue must have amounts outstanding in excess of $1 million, have at least one year to maturity and be rated "Baa" or higher ("investment grade") by a nationally recognized rating agency.



The Composite Index for Hartford Advisers Fund is comprised of the S&P 500 (55%), the Lehman Government/Corporate Bond Index (35%), both mentioned above, and 90 Day U.S. Treasury Bills (10%).


                              VARIABLE ANNUITY PAYMENTS

ANNUITY UNIT VALUE

The value of an Annuity Unit is calculated at the same time that the value of an Accumulation Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. (See "Annuity Payments" in the Prospectus.) The Annuity Unit Value for each Sub-Account's first Valuation Period was set at $10. The Annuity Unit Value of each Sub-Account for any subsequent Valuation Period is equal to (a) multiplied by (b) divided by (c) where:

    (a) is the Net Investment Factor for the Valuation Period for which the Annuity Unit Value is being calculated;

    (b)  is the Annuity Unit Value for the preceding Valuation Period; and

    (c) is a daily Assumed Investment Return factor (for the 3%, 5% or 6% Assumed Investment Return) adjusted for the number of days in the Valuation Period.

The Assumed Investment Return factor is equal to one plus the applicable percentage. Therefore, for 3%, it is 1.03, for 4% it is 1.04 and for 6% it is
1.06. The annual factors can be translated into daily factor of 1.000080986, 1.00010746, and 1.000159654, respectively.

If a Contract Owner selects a 5% Assumed Investment Return rate and if the net investment return of the Sub-Account for an Annuity Payment period is equal to the pro-rated portion of the 5% Assumed Investment Return, the Variable Annuity Payment attributable to that Sub-Account for that period will equal the Payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 5% for a Payment period, the Payment for that period will be greater than the Payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 5%, the Payment for that period will be less than the Payment for the prior period.


The following illustrations show, by use of hypothetical examples, the method of determining the Annuity Unit Value and the amount of several Variable Annuity Payments based on one Sub-Account.


                  ILLUSTRATION OF CALCULATION OF ANNUITY UNIT VALUE

1.  Annuity Unit Value for immediately preceding
    Valuation Period                                                10.00000000
2.  Net Investment Factor                                            1.00036164
3.  Daily factor to compensate for Assumed Investment Return of 5%   1.00013368
4.  Adjusted Net Investment Factor (2)/(3)                           1.00028063
5.  Annuity Unit Value for current Valuation Period (4)x(1)         10.00280630


                      ILLUSTRATION OF VARIABLE ANNUITY PAYMENTS
                       (assuming no premium tax is applicable)

1.  Number of Accumulation Units at Annuity Date                       1,000.00
2.  Accumulation Unit Value                                         12.55548000
3.  Adjusted Contract Value (1)x(2)                                  $12,555.48
4.  First monthly Annuity Payment per $1,000 of
    adjusted Contract Value                                          $     9.63
5.  First monthly Annuity Payment (3)x(4)/1,000                      $   120.91
6.  Annuity Unit Value                                              10.00280630
7.  Number of Annuity Units (5)/(6)                                 12.08760785
8.  Assume Annuity Unit value for second month equal to             10.04000000
9.  Second Monthly Annuity Payment (7)X(8)                           $   121.36
10. Assume Annuity Unit value for third month equal to              10.05000000
11. Third Monthly Annuity Payment (7)X(10)                            $  121.48


                                  OTHER INFORMATION

A registration statement has been filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                         PART I. FINANCIAL INFORMATION

ITEM 1.

                              FINANCIAL STATEMENTS

The following unaudited financial statements, reflect, in the opinion of management, all adjustments which are of normal recurring nature necessary to present fairly the financial position, the results of operations and the cash flows for the periods presented. Certain reclassifications of prior year results were made to conform to current presentation. Interim results are not indicative of the results which may be expected for any other interim period or the full year. Statements contained in this discussion, other than statements of historical fact, are forward-looking statements. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made based upon management's expectations and beliefs concerning future developments and their potential effect on Hartford Life Insurance Company ("the Company"). There can be no assurance that future developments will be in accordance with management's expectations or that the effect of these future developments on the Company will be those anticipated by management. Actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including those described with the forward-looking statements. For a description of accounting policies, see
Note 1 to Consolidated Financial Statements in the 1996 Form 10-K. The
Company is an indirect subsidiary of Hartford Life, Inc. ("HLI"). Accordingly, the financial statements presented below are a partial disclosure of HLI's financials. For a full disclosure of HLI's operations, refer to the HLI 10Q, as filed with the Securities and Exchange Commission as of June 30, 1997.

                 HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                    CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                    (in millions)




                                                                                 QUARTER ENDED         SIX MONTHS ENDED
                                                                                    JUNE 30,               JUNE 30,
                                                                              --------------------  ----------------------
                                                                                1997       1996        1997        1996
                                                                              ---------  ---------  -----------  ---------
                                                                                   (UNAUDITED)            (UNAUDITED)
Revenues
Premiums and other considerations...........................................  $     323  $     299  $       633  $     943
Net investment income.......................................................        322        318          659        651
Net realized capital gains(losses)..........................................          0         (1)           4         (1)
                                                                              ---------  ---------  -----------  ---------
    Total revenues..........................................................        645        616        1,296      1,593
                                                                              ---------  ---------  -----------  ---------
Benefits, claims and expenses
Benefits, claims and claim adjustment expenses..............................        310        392          652        788
Amortization of deferred policy acquisition costs...........................         91         63          172        129
Dividends to policyholders..................................................         18         61           72        347
Other insurance expenses....................................................        117         34          190        198
                                                                              ---------  ---------  -----------  ---------
    Total benefits, claims and expenses.....................................        536        550        1,086      1,462
                                                                              ---------  ---------  -----------  ---------
Income before income tax expense............................................        109         66          210        131
Income tax expense..........................................................         35         23           73         45
                                                                              ---------  ---------  -----------  ---------
Net income..................................................................  $      74  $      43  $       137  $      86
                                                                              ---------  ---------  -----------  ---------
                                                                              ---------  ---------  -----------  ---------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                        (IN MILLIONS EXCEPT SHARE DATA)

                                                                                    JUNE 30,     DECEMBER 31,
                                                                                      1997         1996
                                                                                  -----------    ------------
                                                                                  (UNAUDITED)
ASSETS
Investments:
  Fixed maturities, available for sale, at fair value (amortized cost $13,797
    and $13,579)................................................................  $   13,844     $   13,624
  Equity securities, available for sale, at fair value..........................         137            119
  Mortgage loans, at outstanding balance........................................          --              2
  Policy loans, at outstanding balance..........................................       3,754          3,836
  Other investments, at cost....................................................          50             54
                                                                                  ----------     ----------
  Total investments.............................................................      17,785         17,635

Cash............................................................................          77             43
Premiums and amounts receivable.................................................          58            137
Reinsurance recoverable.........................................................       6,362          6,259
Accrued investment income.......................................................         359            407
Deferred policy acquisition costs...............................................       2,989          2,760
Deferred income tax.............................................................         466            474
Other assets....................................................................         308            357
Separate account assets.........................................................      58,970         49,690
                                                                                  ----------     ----------
  Total assets..................................................................  $   87,374     $   77,762
                                                                                  ----------     ----------
                                                                                  ----------     ----------
Liabilities and Stockholders' Equity
Future policy benefits..........................................................  $    2,889     $    2,474
Other policyholder funds........................................................      21,279         22,134
Other liabilities...............................................................       2,204          1,572
Separate account liabilities....................................................      58,970         49,690
                                                                                  ----------     ----------
  Total liabilities.............................................................      85,342         75,870
                                                                                  ----------     ----------
Common stock--authorized 1,000 shares, $5,690 par value, issued and outstanding
  1,000 shares..................................................................           6              6
Additional paid-in capital......................................................       1,045          1,045
Unrealized gain on investments, net of tax......................................          33             30
Retained earnings...............................................................         948            811
                                                                                  ----------     ----------
  Total stockholders' equity....................................................       2,032          1,892
                                                                                  ----------     ----------
    Total liabilities and stockholders' equity..................................  $   87,374     $   77,762
                                                                                  ----------     ----------
                                                                                  ----------     ----------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN MILLIONS)

                                                                                                      SIX MONTHS
                                                                                                    ENDED JUNE 30,
                                                                                                 --------------------
                                                                                                   1997       1996
                                                                                                 ---------  ---------
                                                                                                      (UNAUDITED)
Operating Activities:
Net income.....................................................................................  $     137  $      86
Adjustments to net income:
  Net realized capital (gains) losses on sale of investments...................................         (4)         1
  Net increase in deferred policy acquisition costs............................................       (229)      (300)
  Net amortization of premium on fixed maturities..............................................          0          7
  Decrease (increase) in deferred income tax benefit...........................................          9        (88)
  Decrease in premiums and amounts receivable..................................................         92         20
  Decrease in other assets.....................................................................         50         26
  Increase in reinsurance recoverable..........................................................       (251)      (264)
  Increase in liability for future policy benefits.............................................        415        304
  Increase in other liabilities................................................................        146        150
  Decrease (increase) in accrued investment income.............................................         48         (5)
                                                                                                 ---------  ---------
Cash provided by (used for) operating activities...............................................        413        (63)
                                                                                                 ---------  ---------
Investing Activities:
Purchases of fixed maturities investments......................................................     (3,801)    (2,717)
Sales of fixed maturities investments..........................................................      2,274      1,348
Maturities and principal paydowns of fixed maturities investments..............................      1,343      1,469
Net sales (purchases) of other investments.....................................................        110       (120)
Net sales of short-term investments............................................................        138        232
                                                                                                 ---------  ---------
Cash provided by investing activities..........................................................         64        212
                                                                                                 ---------  ---------
Financing Activities:
Net disbursements for investment and universal life-type contracts charged from policyholder
  accounts.....................................................................................       (443)      (187)
Capital Contribution...........................................................................         --         38
                                                                                                 ---------  ---------
Cash used for financing activities.............................................................       (443)      (149)
                                                                                                 ---------  ---------
Net increase in cash...........................................................................         34          0
Cash at beginning of period....................................................................         43         46
                                                                                                 ---------  ---------
Cash at end of period..........................................................................  $      77  $      46
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

                 Item 2. MANAGEMENT'S NARRATIVE ANALYSIS OF
                         RESULTS OF OPERATIONS
                            (in millions)

             Quarter and Six Months Ended June 30, 1997 and 1996

SEGMENT RESULTS


                                                                                                  SIX
                                                                               QUARTER          MONTHS
                                                                                ENDED            ENDED
                                                                               JUNE 30,         JUNE 30,
                                                                            -------------   ---------------
                                                                          1997      1996     1997      1996
                                                                          ----      ----     ----      ----
Annuity...........................................................     $    49    $   37   $    92     $ 70
Individual Life Insurance.........................................          12        10        23       19
Employee Benefits.................................................           9         6        15       14
Guaranteed Investment Contracts...................................          --       (15)       --      (30)
Corporate Operation...............................................           4         5         7       13
                                                                           ---       ---   -------     ----
Net Income........................................................     $    74    $   43   $   137     $ 86
                                                                           ---       ---   -------     ----
                                                                           ---       ---   -------     ----


    Net income increased $31, or 72%, and $51, or 59%, for the second quarter and six months ended June 30, 1997, respectively, over prior year. This increase is reflective of continued, solid growth in both the Annuity and Individual Life Insurance segments. Net income in the Annuity segment increased due to higher fee income on growing account values as well as strong new business sales. Net income in the Individual Life Insurance segment increased due to cost of insurance charges and other fee income on a growing block of life insurance in-force, as well as favorable mortality results. Guaranteed Investment Contracts reported no net income in the second quarter of 1997 consistent with management's expectations that net income subsequent to 1996 will be immaterial.

ANNUITY

                                                                                       QUARTER ENDED        SIX MONTHS ENDED
                                                                                          JUNE 30,              JUNE 30,
                                                                                    --------------------  --------------------
                                                                                      1997       1996       1997       1996
                                                                                    ---------  ---------  ---------  ---------
Revenues..........................................................................  $     308  $     232  $     588  $     466
Expenses..........................................................................        259        195        496        396
                                                                                    ---------  ---------  ---------  ---------
Net Income........................................................................  $      49  $      37  $      92  $      70
                                                                                    ---------  ---------  ---------  ---------
                                                                                    ---------  ---------  ---------  ---------

    Revenues, which are primarily comprised of investment income and management and maintenance fees, grew $76, or 33%, to $308 in the second quarter of 1997 and $122, or 26%, to $588 for the six months ended June 30, 1997. This growth resulted from an increase in the average account value, primarily driven by individual variable annuities, of $14.2 billion, or 35%, to $55.2 billion as of June 30, 1997 from $41.0 billion as of June 30, 1996. This is a result of approximately $10 billion in new sales of individual annuities over the last twelve months and market appreciation. Additionally, new individual annuity sales were approximately $2.5 billion and $5.1 billion for the second quarter and six months ended June 30, 1997, respectively, similar to sales of $2.7 billion and $4.9 billion, respectively, for the same periods of 1996. Growth in the assets under management by this segment also resulted in increased expenses related to other insurance expenses, amortization of deferred policy acquisition costs and taxes. Expenses increased $64, or 33%, to $259 in the second quarter of 1997 and $100, or 25%, to $496 for the six months ended June 30, 1997. Net income increased $12, or 32%, to $49 in the second quarter of 1997 and $22, or 31%, to $92 for the six months ended June 30, 1997.

INDIVIDUAL LIFE INSURANCE

                                                                                       QUARTER ENDED        SIX MONTHS ENDED
                                                                                          JUNE 30,              JUNE 30,
                                                                                    --------------------  --------------------
                                                                                      1997       1996       1997       1996
                                                                                    ---------  ---------  ---------  ---------
Revenues..........................................................................  $     125  $     101  $     236  $     216
Expenses..........................................................................        113         91        213        197
                                                                                    ---------  ---------  ---------  ---------
Net Income........................................................................  $      12  $      10  $      23  $      19
                                                                                    ---------  ---------  ---------  ---------
                                                                                    ---------  ---------  ---------  ---------

    Revenues increased $24, or 24%, to $125 in the second quarter of 1997 and $20, or 9%, to $236 for the six months ended June 30, 1997. In the first quarter of 1996, a block of business was assumed from Investors Equity which increased revenues by $9. Excluding this transaction, year to date revenues increased $29, or 14% over prior year. This growth was driven by increased cost of insurance charges and other fee income earned on this growing block of business. Life insurance in-force grew approximately $3.3 billion, or 6%, as of June 30, 1997 over the prior period, primarily due to sales of variable life products. Expenses in this segment increased $22, or 24%, to $113 and $16, or 8%, in the second quarter of 1997 and for the six months ended June 30, 1997, respectively, over the same period last year, consistent with a growing block of business. As a result, net income increased $2, or 20%, to $12 in the second quarter of 1997 and $4, or 21%, to $23 for the six months ended June 30, 1997.

EMPLOYEE BENEFITS

                                                                                       QUARTER ENDED        SIX MONTHS ENDED
                                                                                          JUNE 30,              JUNE 30,
                                                                                    --------------------  --------------------
                                                                                      1997       1996       1997       1996
                                                                                    ---------  ---------  ---------  ---------
Revenues..........................................................................  $     142  $     210  $     321  $     753
Expenses..........................................................................        133        204        306        739
                                                                                    ---------  ---------  ---------  ---------
Net Income........................................................................  $       9  $       6  $      15  $      14
                                                                                    ---------  ---------  ---------  ---------
                                                                                    ---------  ---------  ---------  ---------

    Revenues declined $68, or 32%, to $142 in the second quarter of 1997 and $432, or 57%, for the six months ended June 30, 1997 over the same period last year. This decline is mainly related to the passage of the Health Insurance Portability and Accountability Act of 1996, which effectively eliminated all future sales of leveraged COLI. Expenses declined $71, or 35%, in the second quarter of 1997 and $433, or 59%, for the six months ended June 30, 1997, over the same period last year. Significant declines in benefits, claims and claim adjustment expenses and policyholder dividends are the result of the decline of the block of COLI business. As a result, net income increased $3, or 50%, in the second quarter of 1997 and $1, or 7%, for the six months ended June 30, 1997.

GUARANTEED INVESTMENT CONTRACTS

                                                                                          QUARTER ENDED         SIX MONTHS ENDED
                                                                                             JUNE 30,               JUNE 30,
                                                                                      ----------------------  --------------------
                                                                                         1997        1996       1997       1996
                                                                                      ----------   ---------  ---------  ---------
Revenues............................................................................  $       62   $      67  $     134  $     140
Expenses............................................................................          62          82        134        170
                                                                                      ----------   ---------  ---------  ---------
Net Income..........................................................................  $       --   $     (15) $      --  $     (30)
                                                                                      ----------   ---------  ---------  ---------
                                                                                      ----------   ---------  ---------  ---------


    This segment had no net income for the three and six months ended June 30, 1997, as compared to losses of $15 and $30 for the same periods last year. These results are consistent with management's expectations that net income (loss) from Closed Book GRC in the years subsequent to 1996 will be immaterial based on the

Company's current projections for the performance of the assets and liabilities associated with Closed Book GRC due to actions taken in the third quarter of 1996.

               HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                        NOTES TO FINANCIAL STATEMENTS

HARTFORD LIFE INC. INITIAL PUBLIC OFFERING

    On February 10, 1997, HLI, an indirect parent of the Company, filed a registration statement with the Securities and Exchange Commission, as amended, relating to an Initial Public Offering ("IPO") of up to 20% of HLI's Class A common stock. Pursuant to the IPO on May 22, 1997, HLI sold to the public 26 million shares at $28.25 per share and received net proceeds of $687. Of the proceeds, $527 was used to retire debt related to HLI's promissory notes outstanding and the line of credit discussed in the note below with the remaining $160 contributed to HLI's insurance subsidiaries to be used for working capital and other general corporate purposes.

    The 26 million shares sold from the IPO represent approximately 18.6% of the equity ownership in HLI and approximately 4.4% of the combined voting power of HLI's Class A and Class B Common Stock. The Hartford Financial Services Group, Inc. ("The Hartford"), an indirect parent of HLI, owns all of the 114 million outstanding shares of Class B Common Stock of HLI, representing 81.4% of the equity ownership in HLI and approximately 95.6% of the combined voting power of HLI's Class A and Class B Common Stock. Holders of Class A Common Stock generally have identical rights to the holders of Class B Common Stock except that the holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to five votes per share on all matters submitted to a vote of the HLI stockholders.

HARTFORD LIFE INC. DEBT OFFERING

    On February 7, 1997, HLI declared a dividend of $1,184 payable to its direct parent, Hartford Accident and Indemnity Company ("HA&I"). As a result, HLI borrowed $1,084 on February 18, 1997, pursuant to a $1,300 line of credit, with interest payable at the two-month Eurodollar rate plus 15 basis points, which, together with a promissory note in the amount of $100, was paid as a dividend to HA&I on February 20, 1997. Of the $1,184 dividend, $893 constituted a repayment of the portion of HLI's third party indebtedness internally allocated, for financial reporting purposes, to HLI's insurance subsidiaries (the "Allocated Advances"). In addition, on April 4, 1997, HLI declared and paid a dividend of $25 to its parent in the form of a promissory note. Subsequently, $12 of this note was forgiven in the form of a capital contribution from HA&I.

    On February 14, 1997, HLI filed a shelf registration statement for the issuance and sale of up to $1.0 billion in the aggregate of senior debt securities, subordinated debt securities and preferred stock. On June 17, 1997, HLI issued $650 of unsecured redeemable long-term debt in the form of notes and debentures. Of this amount, $200 was in the form of 6.90% notes due June 15, 2004, $200 of 7.10% notes due June 15, 2007, and $250 of 7.65% debentures due June 15, 2027. Interest on each of the notes and debentures is payable semi-annually on June 15 and December 15, of each year, commencing December 15, 1997. HLI also issued $50 of short-term debt in the form of commercial paper. Of the proceeds from this issuance, $670 was used to retire the remaining balance on the $1,300 line of credit with the remainder being used for working capital and other general corporate purposes. Subsequently, HLI reduced the capacity of the line of credit from $1,300 to $250, which will be primarily used to support the commercial paper program.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
ITT Hartford Life and Annuity Insurance Company:

We have audited the accompanying statutory-basis balance sheets of ITT Hartford Life and Annuity Insurance Company (a Connecticut Corporation and wholly owned subsidiary of Hartford Life Insurance Company) (the Company) as of December 31, 1996 and 1995, and the related statutory-basis statements of income, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statutory-basis financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company presents its financial statements in conformity with statutory accounting practices as described in Note 1 of notes to statutory-basis financial statements. When statutory-basis financial statements are presented for purposes other than for filing with a regulatory agency, generally accepted auditing standards require that an auditors' report on them state whether they are presented in conformity with generally accepted accounting principles. The accounting practices used by the Company vary from generally accepted accounting principles as explained and quantified in Note 1. In our opinion, because the differences in accounting practices as described in Note 1 are material, the statutory-basis financial statements referred to above do not present fairly, in accordance with generally accepted accounting principles, the financial position of the Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996.

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with statutory accounting practices as described in Note 1.

As discussed in Note 1 of notes to statutory financial statements, during 1994, the Company changed its valuation method in determining aggregate reserves for future benefits.

                                         ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 10, 1997

                                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      STATUTORY BASIS STATEMENTS OF INCOME

                                                   FOR THE YEARS ENDED
                                                       DECEMBER 31,
                                            ----------------------------------
                                               1996        1995        1994
                                            ----------  ----------  ----------
                                                          ($000)
 Revenues
   Premiums and Annuity Considerations....  $  250,244  $  165,792  $  442,173
   Annuity and Other Fund Deposits........   1,897,347   1,087,661     608,685
   Net Investment Income..................      98,441      78,787      29,012
   Commissions and Expense Allowances on
    Reinsurance Ceded.....................     370,637     183,380     154,527
   Reserve Adjustment on Reinsurance
    Ceded.................................   3,864,395   1,879,785   1,266,926
   Other Revenues.........................     161,906     140,796      41,857
                                            ----------  ----------  ----------
     Total Revenues.......................   6,642,970   3,536,201   2,543,180
                                            ----------  ----------  ----------
 Benefits and Expenses
   Death and Annuity Benefits.............      60,111      53,029       7,948
   Surrenders and Other Benefit
    Payments..............................     276,720     221,392     181,749
   Commissions and Other Expenses.........     491,720     236,202     186,303
   Increase in Reserves for Future
    Benefits..............................      27,351      94,253     416,748
   Increase in Liability for Premium and
    Other Deposit Funds...................     207,156     460,124     182,934
   Net Transfers to Separate Accounts.....   5,492,964   2,414,669   1,541,419
                                            ----------  ----------  ----------
     Total Benefits and Expenses..........   6,556,022   3,479,669   2,517,101
                                            ----------  ----------  ----------
 Net Gain from Operations Before Federal
  Income Tax Expense......................      86,948      56,532      26,079
   Federal Income Tax Expense.............      19,360      14,048      24,038
                                            ----------  ----------  ----------
 Net Gain from Operations.................      67,588      42,484       2,041
   Net Realized Capital Gains (Losses)....         407         374          (2)
                                            ----------  ----------  ----------
 Net Income...............................  $   67,995  $   42,858  $    2,039
                                            ----------  ----------  ----------
                                            ----------  ----------  ----------

   The accompanying notes are an integral part of these financial statements.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                         STATUTORY BASIS BALANCE SHEETS

                                                       AS OF DECEMBER 31,
                                                     -----------------------
                                                        1996         1995
                                                     -----------  ----------
                                                             ($000)
 Assets
   Bonds...........................................  $ 1,268,480  $1,226,489
   Common Stocks...................................       44,996      39,776
   Policy Loans....................................       28,853      22,521
   Cash and Short-Term Investments.................      176,830     173,304
   Other Invested Assets...........................        2,858      13,432
                                                     -----------  ----------
     Total Cash and Invested Assets................    1,522,017   1,475,522
                                                     -----------  ----------
   Investment Income Due and Accrued...............       14,555      18,021
   Premium Balances Receivable.....................          373         402
   Receivables from Affiliates.....................          257       8,182
   Other Assets....................................       19,099      25,907
   Separate Account Assets.........................   14,619,324   7,324,910
                                                     -----------  ----------
     Total Assets..................................  $16,175,625  $8,852,944
                                                     -----------  ----------
                                                     -----------  ----------
 Liabilities
   Aggregate Reserves for Future Benefits..........  $   571,970  $  542,082
   Policy and Contract Claims......................        6,806       8,223
   Liability for Premium and Other Deposit Funds...    1,155,143     948,361
   Asset Valuation Reserve.........................        7,442       8,010
   Payable to Affiliates...........................       10,022       3,682
   Other Liabilities...............................     (498,195)   (220,658)
   Separate Account Liabilities....................   14,619,324   7,324,910
                                                     -----------  ----------
     Total Liabilities.............................   15,872,512   8,614,610
                                                     -----------  ----------
 Capital and Surplus
   Common Stock....................................        2,500       2,500
   Gross Paid-In and Contributed Surplus...........      226,043     226,043
   Unassigned Funds................................       74,570       9,791
                                                     -----------  ----------
     Total Capital and Surplus.....................      303,113     238,334
                                                     -----------  ----------
   Total Liabilities and Capital and Surplus.......  $16,175,625  $8,852,944
                                                     -----------  ----------
                                                     -----------  ----------

   The accompanying notes are an integral part of these financial statements.

                                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          STATUTORY BASIS STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                                             FOR THE YEARS ENDED DECEMBER 31,
                                            ----------------------------------
                                              1996         1995         1994
                                            ---------    ---------    --------
                                                          ($000)
 Capital and Surplus -- Beginning of
  Year...................................   $ 238,334    $  91,285    $ 88,693
                                            ---------    ---------    --------
   Net Income............................      67,995       42,858       2,039
   Change in Net Unrealized Capital
    (Losses) Gains on Common Stocks......      (5,171)       1,709        (133)
   Change in Asset Valuation Reserve.....         568       (5,588)     (1,356)
   Change in Non-Admitted Assets.........       1,387       (1,944)     (8,599)
   Change in Reserve (Valuation Basis)...          --           --      10,659
   Aggregate Write-ins for Surplus.......          --        8,080         (18)
   Dividends to Shareholder..............          --      (10,000)         --
   Paid-In Surplus.......................          --      111,934          --
                                            ---------    ---------    --------
     Change in Capital and Surplus.......      64,779      147,049       2,592
                                            ---------    ---------    --------
 Capital and Surplus -- End of Year......   $ 303,113    $ 238,334    $ 91,285
                                            ---------    ---------    --------
                                            ---------    ---------    --------

   The accompanying notes are an integral part of these financial statements.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                    STATUTORY BASIS STATEMENTS OF CASH FLOWS

                                                FOR THE YEARS ENDED DECEMBER 31,
                                            -----------------------------------------
                                               1996           1995           1994
                                            -----------    -----------    -----------
                                                             ($000)
 Operations
   Premiums, Annuity Considerations and
    Other Fund Deposits..................   $ 2,147,627    $ 1,253,511    $ 1,050,493
   Net Investment Income.................       106,178         78,328         24,519
   Other Revenues........................     4,396,892      2,253,466      1,515,700
                                            -----------    -----------    -----------
     Total Revenues......................     6,650,697      3,585,305      2,590,712
                                            -----------    -----------    -----------
   Benefits Paid.........................       338,998        277,965        181,205
   Federal Income Taxes Paid on
    Operations...........................        28,857        208,423         20,634
   Other Expenses........................     6,254,139      2,664,385      1,832,905
                                            -----------    -----------    -----------
     Total Benefits and Expenses.........     6,621,994      3,150,773      2,034,744
                                            -----------    -----------    -----------
     Net Cash from Operations............        28,703        434,532        555,968
                                            -----------    -----------    -----------
 Proceeds from Investments
   Bonds.................................       871,019        287,941         87,747
   Common Stocks.........................        72,100             52             --
   Other.................................            10             28             40
                                            -----------    -----------    -----------
     Total Investment Proceeds...........       943,129        288,021         87,787
                                            -----------    -----------    -----------
 Taxes (Paid) Received on Capital (Gains)
  Losses.................................          (936)          (226)            96
 Paid-In Surplus.........................            --        111,934             --
 Other Cash Provided.....................        41,998         28,199         30,554
                                            -----------    -----------    -----------
     Total Proceeds......................     1,012,894        862,460        674,405
                                            -----------    -----------    -----------
 Cost of Investments Acquired
   Bonds.................................       914,523        720,521        595,181
   Common Stocks.........................        82,495         35,794            808
   Miscellaneous Applications............           130          2,146          2,523
                                            -----------    -----------    -----------
     Total Investments Acquired..........       997,148        758,461        598,512
                                            -----------    -----------    -----------
 Other Cash Applied
   Dividends Paid to Shareholders........            --         10,000             --
   Other.................................        12,220          5,007         24,813
                                            -----------    -----------    -----------
     Total Other Cash Applied............        12,220         15,007         24,813
                                            -----------    -----------    -----------
       Total Applications................     1,009,368        773,468        623,325
                                            -----------    -----------    -----------
 Net Change in Cash and Short-Term
  Investments............................         3,526         88,992         51,080
 Cash and Short-Term Investments,
  Beginning of Year......................       173,304         84,312         33,232
                                            -----------    -----------    -----------
 Cash and Short-Term Investments, End of
  Year...................................   $   176,830    $   173,304    $    84,312
                                            -----------    -----------    -----------
                                            -----------    -----------    -----------

   The accompanying notes are an integral part of these financial statements.

                                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

---------------------------------------------------
 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    ITT Hartford Life and Annuity Insurance Company ("ILA" or "the Company"), formerly known as ITT Life Insurance Corporation, is a wholly owned subsidiary of Hartford Life Insurance Company ("HLIC"), which is an indirect subsidiary of Hartford Life, Inc. ("Hartford Life"), which is ultimately owned by ITT Hartford Group, Inc. ("The Hartford"), formerly a wholly owned subsidiary of ITT Corporation ("ITT"). On February 10, 1997, The Hartford announced its plans to sell up to 20% of Hartford Life to the public. On December 19, 1995, ITT Corporation distributed all the outstanding shares of The Hartford to ITT shareholders of record in an action known herein as the "Distribution". As a result of the Distribution, The Hartford became an independent, publicly traded company. During 1996, ILA re-domesticated from the State of Wisconsin to the State of Connecticut.

    ILA offers a complete line of ordinary and universal life insurance, individual annuities and certain supplemental accident and health benefit coverages.

BASIS OF PRESENTATION

    The accompanying ILA statutory-basis financial statements were prepared in conformity with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners ("NAIC") and the State of Connecticut Department of Insurance.

    The preparation of financial statements in conformity with statutory accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

    Statutory accounting practices and generally accepted accounting principles ("GAAP") differ in certain significant respects. These differences principally involve:

    (1) treatment of policy acquisition costs (commissions, underwriting and selling expenses, premium taxes, etc.) which are charged to expense when incurred for statutory purposes rather than on a pro-rata basis over the expected life of the policy;

    (2) recognition of premium revenues, which for statutory purposes are generally recorded as collected or when due during the premium paying period of the contract and which for GAAP purposes, generally, for universal life policies and investment products, are only recorded for policy charges for the cost of insurance, policy administration and surrender charges assessed to policy account balances. Also, for GAAP purposes, premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders and the retrospective deposit method is used in accounting for universal life and other types of contracts where the payment pattern is irregular or surrender charges are a significant source of profit. The prospective deposit method is used for GAAP purposes where investment margins are the primary source of profit;

    (3) development of liabilities for future policy benefits, which for statutory purposes predominantly use interest rate and mortality assumptions prescribed by the NAIC which may vary considerably from interest and mortality assumptions used for GAAP financial reporting;

    (4) providing for income taxes based on current taxable income (tax return) only for statutory purposes, rather than establishing additional assets or liabilities for deferred Federal income taxes to recognize the tax effect related to reporting revenues and expenses in different periods for financial reporting and tax return purposes;

    (5) excluding certain GAAP assets designated as non-admitted assets (e.g., past due agents' balances and furniture and equipment) from the balance sheet for statutory purposes by directly charging surplus;

    (6) establishing accruals for post-retirement and post-employment health care benefits on an option basis, using a twenty year phase-in approach, whereas GAAP liabilities are required to be recorded;

    (7) establishing a formula reserve for realized and unrealized losses due to default and equity risk associated with certain invested assets (Asset Valuation Reserve); as well as the deferral and amortization of realized gains and losses, motivated by changes in interest rates during the period the asset is held, into income over the remaining life to maturity of the asset sold (Interest Maintenance Reserve); whereas on a GAAP basis, no such formula reserve is required and

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

    realized gains and losses are recognized in the period the asset is sold;

    (8) the reporting of reserves and benefits net of reinsurance ceded, where risk transfer has taken place; whereas on a GAAP basis, reserves are reported gross of reinsurance with reserve credits presented as recoverable assets;

    (9) the reporting of fixed maturities at amortized cost, whereas GAAP requires that fixed maturities be classified as "held-to-maturity", "available-for-sale" or "trading", based on the Company's intentions with respect to the ultimate disposition of the security and its ability to affect those intentions. The Company's fixed maturities were classified on a GAAP basis as "available-for- sale" and accordingly, those investments were reflected at fair value with the corresponding impact included as a component of Stockholder's Equity designated as "Net unrealized capital
    (loss)/ gain on investments, net of tax". For statutory reporting purposes, Net Unrealized Capital Losses (Gains) on Common Stocks represent unrealized losses (gains) on common stock reported at fair value; and

    (10) separate account liabilities are valued on the Commissioner's Annuity Reserve Valuation Method ("CARVM"), with the surplus generated recorded as a liability to the general account (and a contra liability on the balance sheet of the general account), whereas GAAP liabilities are valued at account value.

    As of and for the years ended December 31, 1996, 1995 and 1994, the significant differences between statutory and GAAP basis net income and capital and surplus for the Company are summarized as follows:

                                    1996         1995         1994
                                 -----------  -----------  -----------
GAAP Net Income................  $    41,202  $    38,821  $    23,295
Amortization and deferral of
 policy acquisition costs......     (341,572)    (174,341)    (117,863)
Change in unearned revenue
 reserve.......................       55,504       32,300       24,494
Deferred taxes.................        2,090        2,801       (9,267)
Separate accounts..............      306,978      146,635       75,941
Other, net.....................        3,793       (3,358)       5,439
                                 -----------  -----------  -----------
Statutory Net Income...........  $    67,995  $    42,858  $     2,039
                                 -----------  -----------  -----------
                                 -----------  -----------  -----------

                                    1996         1995         1994
                                 -----------  -----------  -----------
GAAP Capital and Surplus.......  $   503,887  $   455,541  $   199,785
Deferred policy acquisition
 costs.........................     (938,114)    (596,542)    (422,201)
Unearned revenue reserve.......      130,148       74,644       42,344
Deferred taxes.................       12,823        1,493       13,257
Separate accounts..............      640,101      333,123      186,488
Asset valuation reserve........       (7,442)      (8,010)      (2,422)
Unrealized gain (loss) on
 bonds.........................        5,112       (1,696)      21,918
Adjustment relating to Lyndon
 contribution (see Note 3).....      (41,277)     (41,277)          --
Other, net.....................       (2,125)      21,058       52,116
                                 -----------  -----------  -----------
Statutory Capital and
 Surplus.......................  $   303,113  $   238,334  $    91,285
                                 -----------  -----------  -----------
                                 -----------  -----------  -----------

AGGREGATE RESERVES AND LIABILITIES FOR PREMIUM AND OTHER DEPOSIT FUNDS

    Aggregate reserves for payment of future life, health and annuity benefits were computed in accordance with actuarial standards. Reserves for life insurance policies are generally based on the 1958 and 1980 Commissioner's Standard Ordinary Mortality Tables and various valuation rates ranging from 2.5% to 5%. Accumulation and on-benefit annuity reserves are based principally on individual annuity tables at various rates ranging from 2.5% to 8.75% and using CARVM. Accident and health reserves are established using a two year preliminary term method and morbidity tables based on Company experience.

    ILA has established separate accounts to segregate the assets and liabilities of certain annuity contracts that must be segregated from the Company's general assets under the terms of the contracts. The assets consist primarily of marketable securities reported at market value. Premiums, benefits and expenses of these contracts are reported in the Statutory Basis Statements of Income.

    During 1994, the Company changed the valuation method on aggregate reserves for future benefits resulting in a $10.7 million increase in surplus. The new valuation method is in accordance with presently accepted actuarial standards.

INVESTMENTS

    Investments in bonds are carried at amortized cost. Bonds which are deemed ineligible to be held at amortized cost by the NAIC Securities Valuation Office ("SVO")are carried at the appropriate SVO published value. When a permanent reduction in the value of publicly traded securities occurs, the decrease is reported as a realized loss and the carrying value is adjusted accordingly. Common stocks are carried at market value with the difference from cost reflected in surplus. Other invested assets are generally recorded at fair value.

                                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

    Changes in net unrealized capital (losses)/gains on common stocks are reported as (reductions)/additions of surplus. The Asset Valuation Reserve ("AVR") is designed to provide a standardized reserving process for realized and unrealized losses due to default and equity risks associated with invested assets. The reserve decreased by $568 in 1996 and increased by $5,588 and $1,356 in 1995 and 1994, respectively. Additionally, the Interest Maintenance Reserve ("IMR") captures net realized capital gains and losses, net of applicable income taxes, resulting from changes in interest rates and amortizes these gains or losses into income over the remaining life of the mortgage loan or bond sold. Realized capital gains and losses, net of taxes not included in IMR are reported in the Statutory Basis Statements of Income. Realized investment gains and losses are determined on a specific identification basis. The amount of net capital gains reclassified from the IMR was $1,413 and $39 in 1996 and 1995, respectively, and the amount of net capital losses was $67 in 1994. The amount of income amortized was $392, $256 and $114 in 1996, 1995 and 1994, respectively.

OTHER LIABILITIES

    The amount reflected in other liabilities includes a receivable from the separate accounts of $640 million and $333 million as of December 31, 1996 and 1995, respectively. The balances are classified in accordance with NAIC accounting practices.

---------------------------------------------------
 2. INVESTMENTS
(A) COMPONENTS OF NET INVESTMENT INCOME

                              1996       1995       1994
                            ---------  ---------  ---------
Interest income from
 bonds....................  $  89,940  $  76,100  $  28,335
Interest income from
 policy loans.............      1,846      1,504        454
Interest and dividends
 from other investments...      7,864      2,288      1,069
                            ---------  ---------  ---------
Gross investment income...     99,650     79,892     29,858
Less: investment
 expenses.................      1,209      1,105        846
                            ---------  ---------  ---------
Net investment income.....  $  98,441  $  78,787  $  29,012
                            ---------  ---------  ---------
                            ---------  ---------  ---------

(B) COMPONENTS OF NET UNREALIZED CAPITAL (LOSSES) GAINS ON COMMON STOCKS

                                  1996       1995       1994
                                ---------  ---------  ---------
Gross unrealized capital gains
 at end of year...............  $     713  $   1,724  $      75
Gross unrealized capital
 losses at end of year........     (4,160)        --        (60)
                                ---------  ---------  ---------
Net unrealized capital
 (losses) gains...............     (3,447)     1,724         15
Balance at beginning of
 year.........................      1,724         15        148
                                ---------  ---------  ---------
Change in net unrealized
 capital (losses) gains on
 common stocks................  $  (5,171) $   1,709  $    (133)
                                ---------  ---------  ---------
                                ---------  ---------  ---------

(C) COMPONENTS OF NET UNREALIZED CAPITAL (LOSSES) GAINS ON BONDS AND SHORT-TERM INVESTMENTS

                            1996        1995        1994
                         ----------  ----------  ----------
Gross unrealized
 capital gains at end
 of year...............  $   11,821  $   22,251  $      986
Gross unrealized
 capital losses at end
 of year...............      (3,842)     (1,374)    (34,718)
                         ----------  ----------  ----------
Net unrealized capital
 gains (losses) after
 tax...................       7,979      20,877     (33,732)
Balance at beginning of
 year..................      20,877     (33,732)      5,232
                         ----------  ----------  ----------
Change in net
 unrealized capital
 (losses) gains on
 bonds and short-term
 investments...........  $  (12,898) $   54,609  $  (38,964)
                         ----------  ----------  ----------
                         ----------  ----------  ----------

(D) COMPONENTS OF NET REALIZED CAPITAL GAINS (LOSSES)

                                    1996       1995       1994
                                  ---------  ---------  ---------
Bonds and short-term
 investments....................  $   2,756  $     156  $    (101)
Common stocks...................          0         52          0
Real estate and other...........          0          0         34
                                  ---------  ---------  ---------
Realized capital gains
 (losses).......................      2,756        208        (67)
Capital gains taxes (benefit)...        936       (205)         2
                                  ---------  ---------  ---------
Net realized capital gains
 (losses) after tax.............      1,820        413        (69)
Less: IMR capital gains
 (losses).......................      1,413         39        (67)
                                  ---------  ---------  ---------
Net realized capital gains
 (losses).......................  $     407  $     374  $      (2)
                                  ---------  ---------  ---------
                                  ---------  ---------  ---------

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

(E) OFF-BALANCE SHEET INVESTMENTS

    The Company had no significant financial instruments with off-balance sheet risk as of December 31, 1996 and 1995.

(F) CONCENTRATION OF CREDIT RISK

    Excluding U.S. government and government agency investments, the Company is not exposed to any significant concentration of credit risk.

(G) BONDS, SHORT-TERM AND COMMON STOCK INVESTMENTS

                                                                                       AS OF DECEMBER 31, 1996
                                                                           ------------------------------------------------
                                                                                           GROSS UNREALIZED
                                                                            AMORTIZED    --------------------      FAIR
                                                                               COST        GAINS     LOSSES       VALUE
                                                                           ------------  ---------  ---------  ------------
U.S. government and government agencies and authorities:
  (Guaranteed and sponsored).............................................  $     58,761  $       6  $    (195) $     58,572
  (Guaranteed and sponsored) -- asset-backed.............................        78,237      1,477       (609)       79,105
States, municipalities and political subdivisions........................        25,958        163         (2)       26,119
International governments................................................         7,447        205         --         7,652
Public utilities.........................................................        70,116        396       (424)       70,088
All other corporate......................................................       410,530      6,357     (1,355)      415,532
All other corporate -- asset-backed......................................       485,953      2,654     (1,081)      487,526
Short-term investments...................................................       148,094         --        (66)      148,028
Certificates of deposit..................................................        83,378        563       (110)       83,831
Parents, subsidiaries and affiliates.....................................        48,100         --         --        48,100
                                                                           ------------  ---------  ---------  ------------
  Total bonds and short-term investments.................................  $  1,416,574  $  11,821  $  (3,842) $  1,424,553
                                                                           ------------  ---------  ---------  ------------
                                                                           ------------  ---------  ---------  ------------
Common stock -- unaffiliated.............................................  $     13,064  $     713  $       0  $     13,777
Common stock -- affiliated...............................................        35,379          0      4,160        31,219
                                                                           ------------  ---------  ---------  ------------
Total common stocks......................................................  $     48,443  $     713  $   4,160  $     44,996
                                                                           ------------  ---------  ---------  ------------
                                                                           ------------  ---------  ---------  ------------

                                                                                       AS OF DECEMBER 31, 1995
                                                                         ----------------------------------------------------
                                                                                           GROSS UNREALIZED
                                                                          AMORTIZED    ------------------------      FAIR
                                                                             COST         GAINS       LOSSES        VALUE
                                                                         ------------  -----------  -----------  ------------
U.S. government and government agencies and authorities:
  (Guaranteed and sponsored)...........................................  $     44,268   $      14    $    (248)  $     44,034
  (Guaranteed and sponsored) -- asset-backed...........................       176,160       4,644         (682)       180,122
States, municipalities and political subdivisions......................        16,948          38           (6)        16,980
International governments..............................................         5,402         441           --          5,843
Public utilities.......................................................       108,083       1,652          (90)       109,645
All other corporate....................................................       374,058       8,145         (248)       381,955
All other corporate -- asset-backed....................................       410,197       5,841          (89)       415,949
Short-term investments.................................................       139,011          18           --        139,029
Certificates of deposit................................................        91,373       1,458          (11)        92,820
                                                                         ------------  -----------  -----------  ------------
  Total bonds and short-term investments...............................  $  1,365,500   $  22,251    $  (1,374)  $  1,386,377
                                                                         ------------  -----------  -----------  ------------
                                                                         ------------  -----------  -----------  ------------
Common stock -- unaffiliated...........................................  $      2,668   $     555    $      --   $      3,223
Common stock -- affiliated.............................................        35,384       1,169           --         36,553
                                                                         ------------  -----------  -----------  ------------
  Total common stocks..................................................  $     38,052   $   1,724    $      --   $     39,776
                                                                         ------------  -----------  -----------  ------------
                                                                         ------------  -----------  -----------  ------------

    The amortized cost and estimated market value of bonds and short-term investments at December 31, 1996 by management's anticipated maturity are shown below. Asset-backed securities are distributed to maturity year based on ILA's estimate of the rate of future prepayments of principal

                                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

over the remaining life of the securities. Expected maturities differ from contractual maturities reflecting borrowers' rights to call or prepay their obligations.

                                               ESTIMATED
                                 AMORTIZED        FAIR
           MATURITY                 COST         VALUE
------------------------------  ------------  ------------
Due in one year or less.......  $    478,095  $    478,852
Due after one year through
 five years...................       622,805       623,105
Due after five years through
 ten years....................       259,479       265,681
Due after ten years...........        56,195        56,915
                                ------------  ------------
  Total.......................  $  1,416,574  $  1,424,553

    Proceeds from sales of investments in bonds and short-term investments during 1996, 1995 and 1994 were $668,078, $313,961 and $117,912, respectively, resulting in gross realized gains of $3,675, $1,419 and $518, respectively, and gross realized losses of $919, $1,263 and $619, respectively, before transfers to IMR. The Company had realized gains of $52 during 1995 from a capital gain distribution.

(H) FAIR VALUE OF FINANCIAL INSTRUMENTS
   BALANCE SHEET ITEMS (IN MILLIONS):

                                  1996                    1995
                         ----------------------  ----------------------
                          CARRYING      FAIR      CARRYING      FAIR
                           AMOUNT       VALUE      AMOUNT       VALUE
                         -----------  ---------  -----------  ---------
Assets
  Bonds and short-term
   investments.........   $   1,417   $   1,425   $   1,366   $   1,386
  Common stocks........          45          45          40          40
  Policy loans.........          29          29          23          23
  Other invested
   assets..............           3           3          13          13
Liabilities
  Liabilities on
   investment
   contracts...........   $   1,245   $   1,191   $   1,031   $     981

    The carrying amounts for policy loans approximates fair value. The liabilities are determined by forecasting future cash flows and discounting the forecasted cash flows at current market rates.

---------------------------------------------------
 3. RELATED PARTY TRANSACTIONS

    Transactions between the Company and its affiliates within The Hartford relate principally to tax settlements, reinsurance, service fees, capital contributions and payments of dividends.

    On June 30, 1995, the assets of Lyndon Insurance Company were contributed to ILA. As a result, ILA received approximately $365 million in bonds and short-term investments, common stocks and cash, $28 million in policy reserves, $187 million of current tax liability, $26 million in IMR, $8 million in AVR (offset by an aggregate write-in to surplus), and $4 million of other liabilities. The assets in excess of liabilities of $112 million were recorded as an increase to paid-in surplus.

    For additional information, see Note 5.

---------------------------------------------------
 4. FEDERAL INCOME TAXES

    The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain adjustments, generally will be determined as though the Company were to file separate federal, state and local income tax returns.

    As long as The Hartford continues to beneficially own, directly or indirectly, at least 80% of the combined voting power and 80% of the value of the outstanding capital stock of Hartford Life, the Company will be included for Federal income tax purposes in the consolidated group of which The Hartford is the common parent. It is the current intention of The Hartford and its subsidiaries to continue to file a single consolidated Federal income tax return. The Company will continue to remit (receive from) The Hartford a current income tax provision (benefit) computed in accordance with such tax sharing agreement. Federal income taxes paid by the Company were $29,792, $215,921 and $20,538 in 1996, 1995 and 1994, respectively. The effective tax rate was 22%, 25% and 92% in 1996, 1995 and 1994, respectively. The following schedule provides a reconciliation of the tax provision at the U.S. Federal Statutory rate to Federal income tax expense (in millions).

                                                     1996       1995        1994
                                                   ---------  ---------     -----
Tax provision at U.S. Federal statutory rate.....  $      30  $      20   $       9
Tax deferred acquisition costs...................         27          8           8
Statutory to tax reserve differences.............         --          3           5
Unrealized (gain)/loss on separate accounts......        (21)       (13)          2
Investments and other............................        (17)        (4)         --
                                                   ---------  ---------         ---
Federal income tax expense.......................  $      19  $      14   $      24
                                                   ---------  ---------         ---
                                                   ---------  ---------         ---

---------------------------------------------------
 5. CAPITAL AND SURPLUS AND SHAREHOLDER
   DIVIDEND RESTRICTIONS

    The maximum amount of dividends which can be paid, without prior approval, by State of Connecticut insurance companies to shareholders is subject to restrictions relating to statutory surplus. Dividends are paid as determined by the Board of Directors and are not cumulative. No dividends were paid in 1996 or 1994. ILA paid dividends of $10 million to its parent, HLIC, in 1995. As a result of the Distribution by ITT, the assets of ITT Lyndon Insurance

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

Company (Lyndon) were contributed to ILA in June 1995. Substantially all the business was removed from Lyndon prior to the contribution. The amount of assets which exceeded liabilities at the contribution date ($112 million) was included in paid-in surplus.

---------------------------------------------------
 6. PENSION PLANS AND OTHER POST-RETIREMENT
   AND POST-EMPLOYMENT BENEFITS

    The Company's employees are included in The Hartford's non-contributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 and the maximum amount that can be deducted for Federal income tax purposes. Generally, pension costs are funded through the purchase of HLIC's group pension contracts. Pension expense was $358, $1,034, and $1,211 in 1996, 1995 and 1994, respectively. Liabilities for the plan are held by The Hartford.

    The Company also participates in The Hartford's Investment and Savings Plan, which includes a deferred compensation option under IRC section 401(k) and an ESOP allocation under IRC section 404(k). The liabilities for these plans are included in the financial statements of The Hartford. The cost to ILA was not material in 1996, 1995 and 1994.

    The Company's employees are included in The Hartford's contributory defined health care and life insurance benefit plans. These plans provide health care and life insurance benefits for retired employees. Substantially all employees may become eligible for those benefits if they reach normal or early retirement age while still working for the Company. The Company has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Amounts allocated by The Hartford for post-retirement health care and life insurance benefits expense (not including provisions for accrual of post-retirement benefit obligations) are immaterial. The assumed rate of future increases in the per capita cost of health care (the health care trend rate) was 9.3% for 1996, decreasing ratably to 6% in the year 2001. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated post-retirement benefit obligation and the annual expense. The cost to ILA was not material in 1996, 1995 and 1994.

    Post-employment benefits are primarily comprised of obligations to provide medical and life insurance to employees on long-term disability. Post-employment benefit expense was not material in 1996, 1995 and 1994.

---------------------------------------------------
 7. REINSURANCE

    The Company cedes insurance to non-affiliated insurers in order to limit its maximum loss. Such transfer does not relieve ILA of its primary liability. ILA also assumes insurance from other insurers.

    Life insurance net retained premiums were comprised of the following:

                                       1996        1995        1994
                                    ----------  ----------  ----------
Direct premiums...................  $  226,612  $  159,918  $  133,180
Premiums assumed..................      33,817      13,299         960
Premiums ceded....................     (10,185)     (7,425)    308,033
                                    ----------  ----------  ----------
Premiums and annuity
 considerations...................  $  250,244  $  165,792  $  442,173
                                    ----------  ----------  ----------
                                    ----------  ----------  ----------

    The Company ceded to a third party, on a modified coinsurance basis, 80% of the variable annuity business written in 1994. The ceded business includes both general and separate account liabilities. As a result of the agreement, in December 1994, ILA transferred approximately $1,352 million in assets and liabilities. The financial impact of the cession was an increase of approximately $15 million to net income and surplus in 1994.

    In November 1994, the Company ceded, on a modified coinsurance basis, 30% of the separate account variable annuity business distributed by Paine Webber to Paine Webber Life Insurance Company ("PWLIC"). As a result of the agreement, ILA transferred approximately $24 million in assets and liabilities to PWLIC. The financial impact of the cession was an increase of approximately $765 to net income and surplus in 1994.

    In October 1994, the agreement, effective December 1990, which required ILA to coinsure 90% of all existing and new business, excluding variable annuity business, written by the Company to HLIC, was terminated. As a result of the termination, ILA received approximately $430 million in assets and liabilities from HLIC. The impact of the transaction was a decrease of approximately $15 million to net income and surplus in 1994.

    In November 1993, ILA acquired, through an assumption reinsurance transaction, substantially all of the individual fixed and variable annuity business of Hartford Life and Accident, an affiliate. As a result of this transaction, the assets and liabilities of the Company increased approximately $1 billion, substantially all of which was transferred to the separate accounts of the Company. The remaining assets and liabilities (approximately $41 million) were transferred in October 1995. The impact of these transactions on net income and surplus was not significant.

                                 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

---------------------------------------------------
 8. SEPARATE ACCOUNTS

    The Company maintains separate account assets and liabilities totaling $14.6 billion and $7.3 billion at December 31, 1996 and 1995, respectively. Separate account assets are reported at fair value and separate account liabilities are determined in accordance with CARVM, which approximates the market value less applicable surrender charges. Separate account assets are segregated from other investments, the policyholder assumes the investment risk, and the investment income and gains and losses accrue directly to the policyholder. Separate account management fees, net of minimum guarantees, were $144 million, $72 million and $42 million in 1996, 1995 and 1994, respectively, and are recorded as a component of other revenues on the Statutory Basis Statements of Income.

---------------------------------------------------
 9. COMMITMENTS AND CONTINGENCIES

    As of December 31, 1996 and 1995, the Company had no material contingent liabilities, nor had the Company committed any surplus funds for any contingent liabilities or arrangements. The Company is involved in various legal actions which have arisen in the normal course of its business. In the opinion of management, the ultimate liability with respect to such lawsuits as well as other contingencies is not considered to be material in relation to the results of operations and financial position of the Company.

    Under insurance guaranty laws in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The amount of any future assessments on ILA under these laws cannot be reasonably estimated. Most of the laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. Additionally, guaranty fund assessments are used to reduce state premium taxes paid by the Company in certain states. ILA paid guaranty fund assessments of $1,262, $1,684 and $583 in 1996, 1995 and 1994,
respectively. ILA incurred guaranteed fund expense of $548, $0 and $0 in 1996, 1995 and 1994, respectively.

   ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
   SEPARATE ACCOUNT ONE

 SEPARATE ACCOUNT ONE
--------------------------------------------------------------------------------
 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
 STATEMENT OF ASSETS AND LIABILITIES
 JUNE 30, 1997 (UNAUDITED)

                                                            MONEY
                            BOND FUND      STOCK FUND    MARKET FUND   ADVISERS FUND
                           SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                           ------------  -------------- -------------  --------------
ASSETS:
Investments:
  Hartford Bond Fund,
    Inc.
    Shares                           169,597,479
    Cost                          $ 171,072,401
    Market Value.........  $171,819,546        --            --             --
  Hartford Stock Fund,
    Inc.
    Shares                           340,811,887
    Cost                          $1,212,317,223
    Market Value.........       --       $1,632,821,232      --             --
  HVA Money Market Fund,
    Inc.
    Shares                           208,764,060
    Cost                          $ 208,764,060
    Market Value.........       --             --       $208,764,060        --
  Hartford Advisers Fund,
    Inc.
    Shares                         1,249,920,406
    Cost                          $2,363,912,080
    Market Value.........       --             --            --        $2,985,772,369
  Hartford Capital
    Appreciation Fund,
    Inc.
    Shares                           443,731,641
    Cost                          $1,498,272,654
    Market Value.........       --             --            --             --
  Hartford Mortgage
    Securities Fund, Inc.
    Shares                            70,370,601
    Cost                          $  75,561,702
    Market Value.........       --             --            --             --
  Hartford Index Fund,
    Inc.
    Shares                           125,680,716
    Cost                          $ 265,220,982
    Market Value.........       --             --            --             --
  Hartford International
    Opportunities Fund,
    Inc.
    Shares                           415,886,551
    Cost                          $ 521,698,731
    Market Value.........       --             --            --             --
  Hartford Dividend and
    Growth Fund, Inc.
    Shares                           459,905,475
    Cost                          $ 652,405,452
    Market Value.........       --             --            --             --
  Hartford International
    Advisers Fund, Inc.
    Shares                            95,201,173
    Cost                          $ 109,003,281
    Market Value.........       --             --            --             --
  Hartford Small Company
    Fund, Inc.
    Shares                            54,871,903
    Cost                          $  58,558,137
    Market Value.........       --             --            --             --
  Due from ITT Hartford
    Life and Annuity
    Insurance Company....       396,157       2,870,405      --            4,862,727
  Receivable from fund
    shares sold..........       --             --            694,529        --
                           ------------  -------------- -------------  --------------
  Total Assets...........   172,215,703   1,635,691,637  209,458,589   2,990,635,096
                           ------------  -------------- -------------  --------------
LIABILITIES:
  Due to ITT Hartford
    Life and Annuity
    Insurance Company....       --             --            696,130        --
  Payable for fund shares
    purchased............       396,236       2,869,063      --            4,862,064
                           ------------  -------------- -------------  --------------
  Total Liabilities......       396,236       2,869,063      696,130       4,862,064
                           ------------  -------------- -------------  --------------
  Net Assets (variable
    annuity contract
    liabilities).........  $171,819,467  $1,632,822,574 $208,762,459   $2,985,773,032
                           ------------  -------------- -------------  --------------
                           ------------  -------------- -------------  --------------
DEFERRED ANNUITY
  CONTRACTS IN THE
  ACCUMULATION PERIOD:
INDIVIDUAL SUB-ACCOUNTS:
  Units Owned by
    Participants.........    86,535,618     379,292,652  129,009,907     890,709,525
  Unit Price.............  $   1.981198  $     4.302210 $   1.617289   $    3.349354
ANNUITY CONTRACTS IN THE
  ANNUITY PERIOD:
INDIVIDUAL SUB-ACCOUNTS:
  Units Owned by
    Participants.........       189,418         238,467       71,821         737,910
  Unit Price.............  $   1.981198  $     4.302210 $   1.617289   $    3.349354

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                               CAPITAL          MORTGAGE                       INTERNATIONAL     DIVIDEND AND   INTERNATIONAL
                          APPRECIATION FUND  SECURITIES FUND   INDEX FUND    OPPORTUNITIES FUND   GROWTH FUND   ADVISERS FUND
                             SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
ASSETS:
Investments:
  Hartford Bond Fund,
    Inc.
    Shares                           169,597,479
    Cost                          $ 171,072,401
    Market Value.........       --                --               --              --                 --             --
  Hartford Stock Fund,
    Inc.
    Shares                           340,811,887
    Cost                          $1,212,317,223
    Market Value.........       --                --               --              --                 --             --
  HVA Money Market Fund,
    Inc.
    Shares                           208,764,060
    Cost                          $ 208,764,060
    Market Value.........       --                --               --              --                 --             --
  Hartford Advisers Fund,
    Inc.
    Shares                         1,249,920,406
    Cost                          $2,363,912,080
    Market Value.........       --                --               --              --                 --             --
  Hartford Capital
    Appreciation Fund,
    Inc.
    Shares                           443,731,641
    Cost                          $1,498,272,654
    Market Value.........  $1,838,183,171         --               --              --                 --             --
  Hartford Mortgage
    Securities Fund, Inc.
    Shares                            70,370,601
    Cost                          $  75,561,702
    Market Value.........       --             $75,272,124         --              --                 --             --
  Hartford Index Fund,
    Inc.
    Shares                           125,680,716
    Cost                          $ 265,220,982
    Market Value.........       --                --          $ 330,543,426        --                 --             --
  Hartford International
    Opportunities Fund,
    Inc.
    Shares                           415,886,551
    Cost                          $ 521,698,731
    Market Value.........       --                --               --           $596,582,187          --             --
  Hartford Dividend and
    Growth Fund, Inc.
    Shares                           459,905,475
    Cost                          $ 652,405,452
    Market Value.........       --                --               --              --            $821,963,762        --
  Hartford International
    Advisers Fund, Inc.
    Shares                            95,201,173
    Cost                          $ 109,003,281
    Market Value.........       --                --               --              --                 --         $114,448,852
  Hartford Small Company
    Fund, Inc.
    Shares                            54,871,903
    Cost                          $  58,558,137
    Market Value.........       --                --               --              --                 --             --
  Due from ITT Hartford
    Life and Annuity
    Insurance Company....       2,148,459           93,265        1,069,846        1,106,444        3,001,743        370,555
  Receivable from fund
    shares sold..........       --                --               --              --                 --             --
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  Total Assets...........   1,840,331,630       75,365,389      331,613,272      597,688,631      824,965,505    114,819,407
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
LIABILITIES:
  Due to ITT Hartford
    Life and Annuity
    Insurance Company....       --                --               --              --                 --             --
  Payable for fund shares
    purchased............       2,012,675           93,754        1,064,965        1,106,291        3,001,100        370,576
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  Total Liabilities......       2,012,675           93,754        1,064,965        1,106,291        3,001,100        370,576
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  Net Assets (variable
    annuity contract
    liabilities).........  $1,838,318,955      $75,271,635    $ 330,548,307     $596,582,340     $821,964,405    $114,448,831
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
DEFERRED ANNUITY
  CONTRACTS IN THE
  ACCUMULATION PERIOD:
INDIVIDUAL SUB-ACCOUNTS:
  Units Owned by
    Participants.........     402,450,436       37,523,547       97,224,198      367,020,792      419,136,061     84,254,747
  Unit Price.............  $     4.565863      $  2.005984    $    3.399356     $   1.624565     $   1.960310    $  1.358144
ANNUITY CONTRACTS IN THE
  ANNUITY PERIOD:
INDIVIDUAL SUB-ACCOUNTS:
  Units Owned by
    Participants.........         172,015         --                 14,310          205,105          167,215         13,807
  Unit Price.............  $     4.565863      $  --          $    3.399356     $   1.624565     $   1.960310    $  1.358144

                               SMALL
                           COMPANY FUND
                            SUB-ACCOUNT
                           -------------
ASSETS:
Investments:
  Hartford Bond Fund,
    Inc.

    Shares

    Cost
    Market Value.........       --
  Hartford Stock Fund,
    Inc.

    Shares

    Cost
    Market Value.........       --
  HVA Money Market Fund,
    Inc.

    Shares

    Cost
    Market Value.........       --
  Hartford Advisers Fund,
    Inc.

    Shares

    Cost
    Market Value.........       --
  Hartford Capital
    Appreciation Fund,
    Inc.

    Shares

    Cost
    Market Value.........       --
  Hartford Mortgage
    Securities Fund, Inc.

    Shares

    Cost
    Market Value.........       --
  Hartford Index Fund,
    Inc.

    Shares

    Cost
    Market Value.........       --
  Hartford International
    Opportunities Fund,
    Inc.

    Shares

    Cost
    Market Value.........       --
  Hartford Dividend and
    Growth Fund, Inc.

    Shares

    Cost
    Market Value.........       --
  Hartford International
    Advisers Fund, Inc.

    Shares

    Cost
    Market Value.........       --
  Hartford Small Company
    Fund, Inc.

    Shares

    Cost
    Market Value.........   $64,501,099
  Due from ITT Hartford
    Life and Annuity
    Insurance Company....       347,255
  Receivable from fund
    shares sold..........       --
                           -------------
  Total Assets...........    64,848,354
                           -------------
LIABILITIES:
  Due to ITT Hartford
    Life and Annuity
    Insurance Company....       --
  Payable for fund shares
    purchased............       347,137
                           -------------
  Total Liabilities......       347,137
                           -------------
  Net Assets (variable
    annuity contract
    liabilities).........   $64,501,217
                           -------------
                           -------------
DEFERRED ANNUITY
  CONTRACTS IN THE
  ACCUMULATION PERIOD:
INDIVIDUAL SUB-ACCOUNTS:
  Units Owned by
    Participants.........    55,084,064
  Unit Price.............   $  1.170679
ANNUITY CONTRACTS IN THE
  ANNUITY PERIOD:
INDIVIDUAL SUB-ACCOUNTS:
  Units Owned by
    Participants.........        13,206
  Unit Price.............   $  1.170679

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

 SEPARATE ACCOUNT ONE
--------------------------------------------------------------------------------
 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
 STATEMENT OF OPERATIONS
 FOR THE SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)

                                                               MONEY
                             BOND FUND      STOCK FUND      MARKET FUND   ADVISERS FUND
                            SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT
                           -------------   -------------   -------------  -------------
INVESTMENT INCOME:
  Dividends..............    $ 3,497,173   $   4,479,878     $4,925,387   $  20,086,271
EXPENSES:
  Mortality and expense
    undertakings.........       (977,210)     (8,358,966)    (1,200,166)    (16,048,915)
                           -------------   -------------   -------------  -------------
    Net investment income
     (loss)..............      2,519,963      (3,879,088)     3,725,221       4,037,356
                           -------------   -------------   -------------  -------------
CAPITAL GAINS INCOME.....       --            62,602,913        --          107,409,178
                           -------------   -------------   -------------  -------------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
    (loss) on security
    transactions.........          1,519          18,508        --                  173
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........      2,424,784     207,767,595        --          264,488,985
                           -------------   -------------   -------------  -------------
    Net gain (losses) on
     investments.........      2,426,303     207,786,103        --          264,489,158
                           -------------   -------------   -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....    $ 4,946,266   $ 266,509,928     $3,725,221   $ 375,935,692
                           -------------   -------------   -------------  -------------
                           -------------   -------------   -------------  -------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                               CAPITAL          MORTGAGE                           INTERNATIONAL         DIVIDEND AND
                          APPRECIATION FUND  SECURITIES FUND    INDEX FUND      OPPORTUNITIES FUND       GROWTH FUND
                             SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                          -----------------  ---------------  ---------------  ---------------------  ------------------
INVESTMENT INCOME:
  Dividends..............   $  3,307,799       $1,643,058       $   1,263,527       $   507,647          $     4,455,953
EXPENSES:
  Mortality and expense
    undertakings.........     (9,709,864)        (462,004)         (1,673,333)       (3,241,830)              (3,953,507)
                          -----------------  ---------------  ---------------  ---------------------  ------------------
    Net investment income
     (loss)..............     (6,402,065)       1,181,054            (409,806)       (2,734,183)                 502,446
                          -----------------  ---------------  ---------------  ---------------------  ------------------
CAPITAL GAINS INCOME.....    112,339,947          --               19,616,096        37,513,752               15,828,765
                          -----------------  ---------------  ---------------  ---------------------  ------------------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
    (loss) on security
    transactions.........        (58,490)             938             196,049            (8,740)              --
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........    111,309,571          979,424          29,500,250        16,719,314               98,277,900
                          -----------------  ---------------  ---------------  ---------------------  ------------------
    Net gain (losses) on
     investments.........    111,251,081          980,362          29,696,299        16,710,574               98,277,900
                          -----------------  ---------------  ---------------  ---------------------  ------------------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....   $217,188,963       $2,161,416       $  48,902,589       $51,490,143          $   114,609,111
                          -----------------  ---------------  ---------------  ---------------------  ------------------
                          -----------------  ---------------  ---------------  ---------------------  ------------------

                            INTERNATIONAL      SMALL
                            ADVISERS FUND   COMPANY FUND
                             SUB-ACCOUNT    SUB-ACCOUNT
                           ---------------  ------------
INVESTMENT INCOME:
  Dividends..............    $3,867,653      $      459
EXPENSES:
  Mortality and expense
    undertakings.........      (560,537)       (258,824)
                           ---------------  ------------
    Net investment income
     (loss)..............     3,307,116        (258,365)
                           ---------------  ------------
CAPITAL GAINS INCOME.....       262,472         170,800
                           ---------------  ------------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
    (loss) on security
    transactions.........         1,781          (1,400)
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........     3,753,567       5,732,153
                           ---------------  ------------
    Net gain (losses) on
     investments.........     3,755,348       5,730,753
                           ---------------  ------------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....    $7,324,936      $5,643,188
                           ---------------  ------------
                           ---------------  ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

 SEPARATE ACCOUNT ONE
--------------------------------------------------------------------------------

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
FOR THE SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)

                                                                MONEY
                            BOND FUND       STOCK FUND       MARKET FUND    ADVISERS FUND
                           SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT
                          -------------   ---------------   -------------  ---------------
OPERATIONS:
  Net investment income
    (loss)............... $   2,519,963   $    (3,879,088)  $   3,725,221  $     4,037,356
  Capital gains income...      --              62,602,913        --            107,409,178
  Net realized gain
    (loss) on security
    transactions.........         1,519            18,508        --                    173
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........     2,424,784       207,767,595        --            264,488,985
                          -------------   ---------------   -------------  ---------------
  Net increase (decrease)
    in net assets
    resulting from
    operations...........     4,946,266       266,509,928       3,725,221      375,935,692
                          -------------   ---------------   -------------  ---------------
UNIT TRANSACTIONS:
  Purchases..............    21,194,767       203,271,643      90,326,057      316,999,819
  Net transfers..........     2,784,983        57,422,474     (44,364,405)      64,062,105
  Surrenders.............    (4,036,183)      (21,032,643)    (16,110,606)     (52,096,178)
  Net annuity
    transactions.........       367,423           300,071          (3,230)         376,426
                          -------------   ---------------   -------------  ---------------
  Total increase
    (decrease) in net
    assets resulting from
    unit transactions....    20,310,990       239,961,545      29,847,816      329,342,172
                          -------------   ---------------   -------------  ---------------
  Total increase
    (decrease) in net
    assets...............    25,257,256       506,471,473      33,573,037      705,277,864
NET ASSETS:
  Beginning of period....   146,562,211     1,126,351,101     175,189,422    2,280,495,168
                          -------------   ---------------   -------------  ---------------
  End of period.......... $ 171,819,467   $ 1,632,822,574   $ 208,762,459  $ 2,985,773,032
                          -------------   ---------------   -------------  ---------------
                          -------------   ---------------   -------------  ---------------

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                MONEY
                            BOND FUND       STOCK FUND       MARKET FUND    ADVISERS FUND
                           SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT
                          -------------   ---------------   -------------  ---------------
OPERATIONS:
  Net investment income
    (loss)............... $   6,179,469   $     2,739,156   $   5,458,975  $    30,356,891
  Capital gains income...      --              23,889,792        --             32,217,082
  Net realized gain
    (loss) on security
    transactions.........       (12,579)          125,474        --                  5,867
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........    (2,390,902)      143,331,264        --            201,866,663
                          -------------   ---------------   -------------  ---------------
  Net increase (decrease)
    in net assets
    resulting from
    operations...........     3,775,988       170,085,686       5,458,975      264,446,503
                          -------------   ---------------   -------------  ---------------
UNIT TRANSACTIONS:
  Purchases..............    50,521,787       328,658,597     170,409,309      548,125,217
  Net transfers..........     6,860,514       111,488,442     (87,853,221)     158,897,610
  Surrenders.............    (5,504,050)      (23,567,485)    (14,470,700)     (70,519,197)
  Net annuity
    transactions.........         1,807           394,242           8,095          766,829
                          -------------   ---------------   -------------  ---------------
  Net increase (decrease)
    in net assets
    resulting from unit
    transactions.........    51,880,058       416,973,796      68,093,483      637,270,459
                          -------------   ---------------   -------------  ---------------
  Total increase
    (decrease) in net
    assets...............    55,656,046       587,059,482      73,552,458      901,716,962
NET ASSETS:
  Beginning of period....    90,906,165       539,291,619     101,636,964    1,378,778,206
                          -------------   ---------------   -------------  ---------------
  End of period.......... $ 146,562,211   $ 1,126,351,101   $ 175,189,422  $ 2,280,495,168
                          -------------   ---------------   -------------  ---------------
                          -------------   ---------------   -------------  ---------------

 * From inception, August 9, 1996, to December 31, 1996.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                               CAPITAL          MORTGAGE                       INTERNATIONAL     DIVIDEND AND   INTERNATIONAL
                          APPRECIATION FUND  SECURITIES FUND   INDEX FUND    OPPORTUNITIES FUND   GROWTH FUND   ADVISERS FUND
                             SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
OPERATIONS:
  Net investment income
    (loss)...............  $   (6,402,065)     $ 1,181,054    $    (409,806)    $ (2,734,183)    $    502,446    $ 3,307,116
  Capital gains income...     112,339,947         --             19,616,096       37,513,752       15,828,765        262,472
  Net realized gain
    (loss) on security
    transactions.........         (58,490)             938          196,049           (8,740)         --               1,781
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........     111,309,571          979,424       29,500,250       16,719,314       98,277,900      3,753,567
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  Net increase (decrease)
    in net assets
    resulting from
    operations...........     217,188,963        2,161,416       48,902,589       51,490,143      114,609,111      7,324,936
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
UNIT TRANSACTIONS:
  Purchases..............     200,477,792        6,453,475       51,695,403       51,163,419      159,362,739     26,432,266
  Net transfers..........      27,475,280       (4,334,910)      14,509,831       16,868,400       60,144,165     10,268,826
  Surrenders.............     (24,971,635)      (3,647,277)      (3,890,946)      (7,918,423)     (10,369,536)    (1,412,229)
  Net annuity
    transactions.........          71,404         --                 29,182           13,483          127,420         17,973
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  Total increase
    (decrease) in net
    assets resulting from
    unit transactions....     203,052,841       (1,528,712)      62,343,470       60,126,879      209,264,788     35,306,836
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  Total increase
    (decrease) in net
    assets...............     420,241,804          632,704      111,246,059      111,617,022      323,873,899     42,631,772
NET ASSETS:
  Beginning of period....   1,418,077,151       74,638,931      219,302,248      484,965,318      498,090,506     71,817,059
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  End of period..........  $1,838,318,955      $75,271,635    $ 330,548,307     $596,582,340     $821,964,405    $114,448,831
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
                          -----------------  ---------------  -------------  ------------------  -------------  -------------

                               CAPITAL          MORTGAGE                       INTERNATIONAL     DIVIDEND AND   INTERNATIONAL
                          APPRECIATION FUND  SECURITIES FUND   INDEX FUND    OPPORTUNITIES FUND   GROWTH FUND   ADVISERS FUND
                             SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
OPERATIONS:
  Net investment income
    (loss)...............  $   (5,913,744)     $ 3,346,436    $   1,224,839     $  2,771,532     $  3,729,650    $ 1,500,255
  Capital gains income...      50,334,274         --              1,690,389        8,880,986        3,429,737      1,446,895
  Net realized gain
    (loss) on security
    transactions.........         (93,060)          11,668          238,066            7,755           (2,773)          (563)
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........     142,164,193         (882,583)      25,487,376       31,201,375       53,771,055      1,479,032
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  Net increase (decrease)
    in net assets
    resulting from
    operations...........     186,491,663        2,475,521       28,640,670       42,861,648       60,927,669      4,425,619
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
UNIT TRANSACTIONS:
  Purchases..............     403,482,054       13,476,913       83,760,185      110,673,155      205,512,019     37,280,366
  Net transfers..........     129,133,556        2,655,230       33,248,800       47,078,167      101,413,217     19,003,957
  Surrenders.............     (30,210,654)      (2,722,173)      (3,699,700)     (11,782,890)      (7,316,597)    (1,178,598)
  Net annuity
    transactions.........         288,203         --                    203           81,416          146,210             31
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  Net increase (decrease)
    in net assets
    resulting from unit
    transactions.........     502,693,159       13,409,970      113,309,488      146,049,848      299,754,849     55,105,756
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  Total increase
    (decrease) in net
    assets...............     689,184,822       15,885,491      141,950,158      188,911,496      360,682,518     59,531,375
NET ASSETS:
  Beginning of period....     728,892,329       58,753,440       77,352,090      296,053,822      137,407,988     12,285,684
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  End of period..........  $1,418,077,151      $74,638,931    $ 219,302,248     $484,965,318     $498,090,506    $71,817,059
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
                          -----------------  ---------------  -------------  ------------------  -------------  -------------

                               SMALL
                           COMPANY FUND
                            SUB-ACCOUNT
                           -------------
OPERATIONS:
  Net investment income
    (loss)...............   $  (258,365)
  Capital gains income...       170,800
  Net realized gain
    (loss) on security
    transactions.........        (1,400)
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........     5,732,153
                           -------------
  Net increase (decrease)
    in net assets
    resulting from
    operations...........     5,643,188
                           -------------
UNIT TRANSACTIONS:
  Purchases..............    22,247,058
  Net transfers..........    11,049,448
  Surrenders.............      (468,629)
  Net annuity
    transactions.........        14,623
                           -------------
  Total increase
    (decrease) in net
    assets resulting from
    unit transactions....    32,842,500
                           -------------
  Total increase
    (decrease) in net
    assets...............    38,485,688
NET ASSETS:
  Beginning of period....    26,015,529
                           -------------
  End of period..........   $64,501,217
                           -------------
                           -------------
                               SMALL
                           COMPANY FUND
                           SUB-ACCOUNT*
                           -------------
OPERATIONS:
  Net investment income
    (loss)...............   $   (33,591)
  Capital gains income...       --
  Net realized gain
    (loss) on security
    transactions.........         1,014
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........       210,808
                           -------------
  Net increase (decrease)
    in net assets
    resulting from
    operations...........       178,231
                           -------------
UNIT TRANSACTIONS:
  Purchases..............    14,704,067
  Net transfers..........    11,169,302
  Surrenders.............       (36,071)
  Net annuity
    transactions.........       --
                           -------------
  Net increase (decrease)
    in net assets
    resulting from unit
    transactions.........    25,837,298
                           -------------
  Total increase
    (decrease) in net
    assets...............    26,015,529
NET ASSETS:
  Beginning of period....       --
                           -------------
  End of period..........   $26,015,529
                           -------------
                           -------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

 SEPARATE ACCOUNT ONE
--------------------------------------------------------------------------------

 ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS
 JUNE 30, 1997 (UNAUDITED)

 1.  ORGANIZATION:

    Separate Account One (the Account) is a separate investment account with ITT Hartford Life & Annuity Insurance Company (the Company) and is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Both the Company and the Account are subject to supervision and regulation by the Department of Insurance of the State of Connecticut and the SEC. The Account invests deposits by variable annuity contract owners of the Company in various mutual funds (the Funds) as directed by the contract owners.

 2.  SIGNIFICANT ACCOUNTING POLICIES:

    The following is a summary of significant accounting policies of the Account, which are in accordance with generally accepted accounting principles in the investment company industry:

    a) SECURITY TRANSACTIONS--Security transactions are recorded on the trade date (date the order to buy or sell is executed). Cost of investments sold is determined on the basis of identified cost. Dividend and capital gains income are accrued as of the ex-dividend date. Capital gains income represents dividends from the Funds which are characterized as capital gains under tax regulations.

    b) SECURITY VALUATION--The investment in shares of the Funds are valued at the closing net asset value per share as determined by the appropriate Fund as of June 30, 1997.

    c) FEDERAL INCOME TAXES--The operations of the Account form a part of, and are taxed with, the total operations of the Company, which is taxed as an insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the operations of the Account.

    d) USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. Operating results in the future could vary from the amounts derived from management's estimates.

 3.  ADMINISTRATION OF THE ACCOUNT AND RELATED CHARGES:

    a) MORTALITY AND EXPENSE UNDERTAKINGS--The Company, as issuer of variable annuity contracts, provides the mortality and expense undertakings and, with respect to the Account, receives a maximum annual fee of 1.25% of the Account's average daily net assets.

    b) DEDUCTION OF ANNUAL MAINTENANCE FEE--Annual maintenance fees are deducted through termination of units of interest from applicable contract owners' accounts, in accordance with the terms of the contracts.

                                                 HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ITT Hartford Life and Annuity Insurance Company
Separate Account One and to the
Owners of Units of Interest Therein:

We have audited the accompanying statement of assets and liabilities of ITT Hartford Life and Annuity Insurance Company Separate Account One (the Account) as of December 31, 1996, and the related statement of operations for the year then ended and statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ITT Hartford Life and Annuity Insurance Company Separate Account One as of December 31, 1996, the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended in conformity with generally accepted accounting principles.

                                         ARTHUR ANDERSEN LLP
Hartford, Connecticut
February 14, 1997

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Separate Account One

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1996

                                                            MONEY
                            BOND FUND      STOCK FUND    MARKET FUND   ADVISERS FUND
                           SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                           ------------  -------------- -------------  --------------
ASSETS:
Investments:
  Hartford Bond Fund,
   Inc.
    Shares                           146,680,858
    Cost                          $ 148,239,686
    Market Value.........  $146,562,046        --            --              --
  Hartford Stock Fund,
   Inc.
    Shares                           271,887,690
    Cost                          $ 913,615,438
    Market Value.........       --       $1,126,351,852      --              --
  HVA Money Market Fund,
   Inc.
    Shares                           175,190,619
    Cost                          $ 175,190,619
    Market Value.........       --             --       $ 175,190,619        --
  Hartford Advisers Fund,
   Inc.
    Shares                         1,051,147,592
    Cost                          $1,923,124,930
    Market Value.........       --             --            --        $2,280,496,234
  Hartford Capital
   Appreciation Fund,
   Inc.
    Shares                           362,247,751
    Cost                          $1,189,356,294
    Market Value.........       --             --            --              --
  Hartford Mortgage
   Securities Fund, Inc.
    Shares                            70,696,564
    Cost                          $  75,908,313
    Market Value.........       --             --            --              --
  Hartford Index Fund,
   Inc.
    Shares                            92,073,741
    Cost                          $ 183,476,281
    Market Value.........       --             --            --              --
  Hartford International
   Opportunities Fund,
   Inc.
    Shares                           344,709,798
    Cost                          $ 426,801,178
    Market Value.........       --             --            --              --
  Hartford Dividend and
   Growth Fund, Inc.
    Shares                           321,883,841
    Cost                          $ 426,809,084
    Market Value.........       --             --            --              --
  Hartford International
   Advisers Fund, Inc.
    Shares                            61,562,041
    Cost                          $  70,125,043
    Market Value.........       --             --            --              --
  Hartford Small Company
   Fund, Inc.
    Shares                            24,332,525
    Cost                          $  25,804,555
    Market Value.........       --             --            --              --
  Due from ITT Hartford
   Life and Annuity
   Insurance Company.....       231,542       1,132,655     2,178,434       1,927,732
  Receivable from fund
   shares sold...........       --             --            --              --
                           ------------  -------------- -------------  --------------
  Total Assets...........   146,793,588   1,127,484,507   177,369,053   2,282,423,966
                           ------------  -------------- -------------  --------------
LIABILITIES:
  Due to ITT Hartford
   Life and Annuity
   Insurance Company.....       --             --            --              --
  Payable for fund shares
   purchased.............       231,377       1,133,406     2,179,631       1,928,798
                           ------------  -------------- -------------  --------------
  Total Liabilities......       231,377       1,133,406     2,179,631       1,928,798
                           ------------  -------------- -------------  --------------
  Net Assets (variable
   annuity contract
   liabilities)..........  $146,562,211  $1,126,351,101 $ 175,189,422  $2,280,495,168
                           ------------  -------------- -------------  --------------
                           ------------  -------------- -------------  --------------
DEFERRED ANNUITY
  CONTRACTS IN THE
  ACCUMULATION PERIOD:
INDIVIDUAL SUB-ACCOUNTS:
  Units Owned by
   Participants..........    76,247,196     317,415,842   110,350,169     784,325,850
  Unit Price.............  $   1.922173  $     3.546656 $    1.586516  $     2.905301
ANNUITY CONTRACTS IN THE
  ANNUITY PERIOD:
INDIVIDUAL SUB-ACCOUNTS:
  Units Owned by
   Participants..........           993         165,311        73,818         616,973
  Unit Price.............  $   1.922173  $     3.546656 $    1.586516  $     2.905301

   The accompanying notes are an integral part of these financial statements.

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                               CAPITAL          MORTGAGE                       INTERNATIONAL     DIVIDEND AND   INTERNATIONAL
                          APPRECIATION FUND  SECURITIES FUND   INDEX FUND    OPPORTUNITIES FUND   GROWTH FUND   ADVISERS FUND
                             SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
ASSETS:
Investments:
  Hartford Bond Fund,
   Inc.
    Shares                           146,680,858
    Cost                          $ 148,239,686
    Market Value.........       --                --               --              --                 --             --
  Hartford Stock Fund,
   Inc.
    Shares                           271,887,690
    Cost                          $ 913,615,438
    Market Value.........       --                --               --              --                 --             --
  HVA Money Market Fund,
   Inc.
    Shares                           175,190,619
    Cost                          $ 175,190,619
    Market Value.........       --                --               --              --                 --             --
  Hartford Advisers Fund,
   Inc.
    Shares                         1,051,147,592
    Cost                          $1,923,124,930
    Market Value.........       --                --               --              --                 --             --
  Hartford Capital
   Appreciation Fund,
   Inc.
    Shares                           362,247,751
    Cost                          $1,189,356,294
    Market Value.........  $1,417,957,241         --               --              --                 --             --
  Hartford Mortgage
   Securities Fund, Inc.
    Shares                            70,696,564
    Cost                          $  75,908,313
    Market Value.........       --             $74,639,312         --              --                 --             --
  Hartford Index Fund,
   Inc.
    Shares                            92,073,741
    Cost                          $ 183,476,281
    Market Value.........       --                --          $ 219,298,474        --                 --             --
  Hartford International
   Opportunities Fund,
   Inc.
    Shares                           344,709,798
    Cost                          $ 426,801,178
    Market Value.........       --                --               --           $484,965,320          --             --
  Hartford Dividend and
   Growth Fund, Inc.
    Shares                           321,883,841
    Cost                          $ 426,809,084
    Market Value.........       --                --               --              --            $498,089,494        --
  Hartford International
   Advisers Fund, Inc.
    Shares                            61,562,041
    Cost                          $  70,125,043
    Market Value.........       --                --               --              --                 --         $71,817,046
  Hartford Small Company
   Fund, Inc.
    Shares                            24,332,525
    Cost                          $  25,804,555
    Market Value.........       --                --               --              --                 --             --
  Due from ITT Hartford
   Life and Annuity
   Insurance Company.....       1,472,703         --                 22,023           69,084          823,408        --
  Receivable from fund
   shares sold...........       --                 211,277         --              --                 --               8,352
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  Total Assets...........   1,419,429,944       74,850,589      219,320,497      485,034,404      498,912,902     71,825,398
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
LIABILITIES:
  Due to ITT Hartford
   Life and Annuity
   Insurance Company.....       --                 211,658         --              --                 --               8,339
  Payable for fund shares
   purchased.............       1,352,793         --                 18,249           69,086          822,396        --
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  Total Liabilities......       1,352,793          211,658           18,249           69,086          822,396          8,339
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  Net Assets (variable
   annuity contract
   liabilities)..........  $1,418,077,151      $74,638,931    $ 219,302,248     $484,965,318     $498,090,506    $71,817,059
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
DEFERRED ANNUITY
  CONTRACTS IN THE
  ACCUMULATION PERIOD:
INDIVIDUAL SUB-ACCOUNTS:
  Units Owned by
   Participants..........     353,465,926       38,304,268       77,074,176      326,953,712      301,766,912     56,742,550
  Unit Price.............  $     4.010163      $  1.948580    $    2.845170     $   1.482397     $   1.650056    $  1.265665
ANNUITY CONTRACTS IN THE
  ANNUITY PERIOD:
INDIVIDUAL SUB-ACCOUNTS:
  Units Owned by
   Participants..........         154,899         --                  4,609          195,708           95,876        --
  Unit Price.............  $     4.010163      $  --          $    2.845170     $   1.482397     $   1.650056    $   --

                               SMALL
                           COMPANY FUND
                            SUB-ACCOUNT
                           -------------
ASSETS:
Investments:
  Hartford Bond Fund,
   Inc.

    Shares

    Cost
    Market Value.........       --
  Hartford Stock Fund,
   Inc.

    Shares

    Cost
    Market Value.........       --
  HVA Money Market Fund,
   Inc.

    Shares

    Cost
    Market Value.........       --
  Hartford Advisers Fund,
   Inc.

    Shares

    Cost
    Market Value.........       --
  Hartford Capital
   Appreciation Fund,
   Inc.

    Shares

    Cost
    Market Value.........       --
  Hartford Mortgage
   Securities Fund, Inc.

    Shares

    Cost
    Market Value.........       --
  Hartford Index Fund,
   Inc.

    Shares

    Cost
    Market Value.........       --
  Hartford International
   Opportunities Fund,
   Inc.

    Shares

    Cost
    Market Value.........       --
  Hartford Dividend and
   Growth Fund, Inc.

    Shares

    Cost
    Market Value.........       --
  Hartford International
   Advisers Fund, Inc.

    Shares

    Cost
    Market Value.........       --
  Hartford Small Company
   Fund, Inc.

    Shares

    Cost
    Market Value.........   $26,015,363
  Due from ITT Hartford
   Life and Annuity
   Insurance Company.....       258,025
  Receivable from fund
   shares sold...........       --
                           -------------
  Total Assets...........    26,273,388
                           -------------
LIABILITIES:
  Due to ITT Hartford
   Life and Annuity
   Insurance Company.....       --
  Payable for fund shares
   purchased.............       257,859
                           -------------
  Total Liabilities......       257,859
                           -------------
  Net Assets (variable
   annuity contract
   liabilities)..........   $26,015,529
                           -------------
                           -------------
DEFERRED ANNUITY
  CONTRACTS IN THE
  ACCUMULATION PERIOD:
INDIVIDUAL SUB-ACCOUNTS:
  Units Owned by
   Participants..........    24,396,916
  Unit Price.............   $  1.066345
ANNUITY CONTRACTS IN THE
  ANNUITY PERIOD:
INDIVIDUAL SUB-ACCOUNTS:
  Units Owned by
   Participants..........       --
  Unit Price.............   $   --

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 SEPARATE ACCOUNT ONE

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                MONEY
                             BOND FUND       STOCK FUND      MARKET FUND   ADVISERS FUND
                            SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT
                           --------------   -------------   -------------  -------------
INVESTMENT INCOME:
  Dividends..............    $  7,667,536   $  12,967,705     $ 7,255,862  $  53,001,953
EXPENSES:
  Mortality and expense
   undertakings..........      (1,488,067)    (10,228,549)     (1,796,887)   (22,645,062)
                           --------------   -------------   -------------  -------------
    Net investment income
     (loss)..............       6,179,469       2,739,156       5,458,975     30,356,891
                           --------------   -------------   -------------  -------------
CAPITAL GAINS INCOME.....        --            23,889,792        --           32,217,082
                           --------------   -------------   -------------  -------------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........         (12,579)        125,474        --                5,867
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................      (2,390,902)    143,331,264        --          201,866,663
                           --------------   -------------   -------------  -------------
    Net realized and
     unrealized gain
     (loss) on
     investments.........      (2,403,481)    143,456,738        --          201,872,530
                           --------------   -------------   -------------  -------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............    $  3,775,988   $ 170,085,686     $ 5,458,975  $ 264,446,503
                           --------------   -------------   -------------  -------------
                           --------------   -------------   -------------  -------------

* From inception, August 9, 1996, to December 31, 1996.

   The accompanying notes are an integral part of these financial statements.

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                               CAPITAL          MORTGAGE                           INTERNATIONAL        DIVIDEND AND
                          APPRECIATION FUND  SECURITIES FUND    INDEX FUND      OPPORTUNITIES FUND       GROWTH FUND
                             SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                          -----------------  ---------------  ---------------  ---------------------  -----------------
INVESTMENT INCOME:
  Dividends..............   $  7,386,029       $4,153,578       $   3,067,328       $ 7,701,529          $    7,499,405
EXPENSES:
  Mortality and expense
   undertakings..........    (13,299,773)        (807,142)         (1,842,489)       (4,929,997)             (3,769,755)
                          -----------------  ---------------  ---------------  ---------------------  -----------------
    Net investment income
     (loss)..............     (5,913,744)       3,346,436           1,224,839         2,771,532               3,729,650
                          -----------------  ---------------  ---------------  ---------------------  -----------------
CAPITAL GAINS INCOME.....     50,334,274          --                1,690,389         8,880,986               3,429,737
                          -----------------  ---------------  ---------------  ---------------------  -----------------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........        (93,060)          11,668             238,066             7,755                  (2,773)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    142,164,193         (882,583)         25,487,376        31,201,375              53,771,055
                          -----------------  ---------------  ---------------  ---------------------  -----------------
    Net realized and
     unrealized gain
     (loss) on
     investments.........    142,071,133         (870,915)         25,725,442        31,209,130              53,768,282
                          -----------------  ---------------  ---------------  ---------------------  -----------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............   $186,491,663       $2,475,521       $  28,640,670       $42,861,648          $   60,927,669
                          -----------------  ---------------  ---------------  ---------------------  -----------------
                          -----------------  ---------------  ---------------  ---------------------  -----------------

                            INTERNATIONAL      SMALL
                            ADVISERS FUND   COMPANY FUND
                             SUB-ACCOUNT    SUB-ACCOUNT*
                           ---------------  ------------
INVESTMENT INCOME:
  Dividends..............    $2,027,740       $ 19,636
EXPENSES:
  Mortality and expense
   undertakings..........      (527,485)       (53,227)
                           ---------------  ------------
    Net investment income
     (loss)..............     1,500,255        (33,591)
                           ---------------  ------------
CAPITAL GAINS INCOME.....     1,446,895         --
                           ---------------  ------------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........          (563)         1,014
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     1,479,032        210,808
                           ---------------  ------------
    Net realized and
     unrealized gain
     (loss) on
     investments.........     1,478,469        211,822
                           ---------------  ------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............    $4,425,619       $178,231
                           ---------------  ------------
                           ---------------  ------------

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Separate Account One

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                MONEY
                            BOND FUND       STOCK FUND       MARKET FUND    ADVISERS FUND
                           SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT
                          -------------   ---------------   -------------  ---------------
OPERATIONS:
  Net investment income
   (loss)................ $   6,179,469   $     2,739,156   $   5,458,975  $    30,356,891
  Capital gains income...      --              23,889,792        --             32,217,082
  Net realized gain
   (loss) on security
   transactions..........       (12,579)          125,474        --                  5,867
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    (2,390,902)      143,331,264        --            201,866,663
                          -------------   ---------------   -------------  ---------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............     3,775,988       170,085,686       5,458,975      264,446,503
                          -------------   ---------------   -------------  ---------------
UNIT TRANSACTIONS:
  Purchases..............    50,521,787       328,658,597     170,409,309      548,125,217
  Net transfers..........     6,860,514       111,488,442     (87,853,221)     158,897,610
  Surrenders.............    (5,504,050)      (23,567,485)    (14,470,700)     (70,519,197)
  Net annuity
   transactions..........         1,807           394,242           8,095          766,829
                          -------------   ---------------   -------------  ---------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........    51,880,058       416,973,796      68,093,483      637,270,459
                          -------------   ---------------   -------------  ---------------
  Total increase
   (decrease) in net
   assets................    55,656,046       587,059,482      73,552,458      901,716,962
NET ASSETS:
  Beginning of period....    90,906,165       539,291,619     101,636,964    1,378,778,206
                          -------------   ---------------   -------------  ---------------
  End of period.......... $ 146,562,211   $ 1,126,351,101   $ 175,189,422  $ 2,280,495,168
                          -------------   ---------------   -------------  ---------------
                          -------------   ---------------   -------------  ---------------

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                MONEY
                            BOND FUND       STOCK FUND       MARKET FUND    ADVISERS FUND
                           SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT
                          -------------   ---------------   -------------  ---------------
OPERATIONS:
  Net investment income
   (loss)................ $   3,623,445   $     3,565,344   $   2,459,135  $    24,292,959
  Capital gains income...      --              10,042,632        --             10,002,290
  Net realized gain
   (loss) on security
   transactions..........        (1,975)             (399)       --                 (7,267)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     6,900,317        83,219,709        --            206,272,399
                          -------------   ---------------   -------------  ---------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............    10,521,787        96,827,286       2,459,135      240,560,381
                          -------------   ---------------   -------------  ---------------
UNIT TRANSACTIONS:
  Purchases..............    25,372,374       158,137,004      80,712,314      270,288,399
  Net transfers..........     4,295,703        52,451,790     (20,394,095)      82,728,374
  Surrenders.............    (3,251,644)      (10,089,748)     (6,391,220)     (40,365,223)
  Net annuity
   transactions..........      --                  21,071         103,096          437,471
                          -------------   ---------------   -------------  ---------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........    26,416,433       200,520,117      54,030,095      313,089,021
                          -------------   ---------------   -------------  ---------------
  Total increase
   (decrease) in net
   assets................    36,938,220       297,347,403      56,489,230      553,649,402
NET ASSETS:
  Beginning of period....    53,967,945       241,944,216      45,147,734      825,128,804
                          -------------   ---------------   -------------  ---------------
  End of period.......... $  90,906,165   $   539,291,619   $ 101,636,964  $ 1,378,778,206
                          -------------   ---------------   -------------  ---------------
                          -------------   ---------------   -------------  ---------------

 * From inception, August 9, 1996, to December 31, 1996.
** From inception, March 1, 1995, to December 31, 1995.

   The accompanying notes are an integral part of these financial statements.

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                               CAPITAL          MORTGAGE                       INTERNATIONAL     DIVIDEND AND   INTERNATIONAL
                          APPRECIATION FUND  SECURITIES FUND   INDEX FUND    OPPORTUNITIES FUND   GROWTH FUND   ADVISERS FUND
                             SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
OPERATIONS:
  Net investment income
   (loss)................  $   (5,913,744)     $ 3,346,436    $   1,224,839     $  2,771,532     $  3,729,650    $ 1,500,255
  Capital gains income...      50,334,274         --              1,690,389        8,880,986        3,429,737      1,446,895
  Net realized gain
   (loss) on security
   transactions..........         (93,060)          11,668          238,066            7,755           (2,773)          (563)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     142,164,193         (882,583)      25,487,376       31,201,375       53,771,055      1,479,032
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............     186,491,663        2,475,521       28,640,670       42,861,648       60,927,669      4,425,619
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
UNIT TRANSACTIONS:
  Purchases..............     403,482,054       13,476,913       83,760,185      110,673,155      205,512,019     37,280,366
  Net transfers..........     129,133,556        2,655,230       33,248,800       47,078,167      101,413,217     19,003,957
  Surrenders.............     (30,210,654)      (2,722,173)      (3,699,700)     (11,782,890)      (7,316,597)    (1,178,598)
  Net annuity
   transactions..........         288,203         --                    203           81,416          146,210             31
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........     502,693,159       13,409,970      113,309,488      146,049,848      299,754,849     55,105,756
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  Total increase
   (decrease) in net
   assets................     689,184,822       15,885,491      141,950,158      188,911,496      360,682,518     59,531,375
NET ASSETS:
  Beginning of period....     728,892,329       58,753,440       77,352,090      296,053,822      137,407,988     12,285,684
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  End of period..........  $1,418,077,151      $74,638,931    $ 219,302,248     $484,965,318     $498,090,506    $71,817,059
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
                          -----------------  ---------------  -------------  ------------------  -------------  -------------

                               CAPITAL          MORTGAGE                       INTERNATIONAL     DIVIDEND AND   INTERNATIONAL
                          APPRECIATION FUND  SECURITIES FUND   INDEX FUND    OPPORTUNITIES FUND   GROWTH FUND   ADVISERS FUND
                             SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT   SUB-ACCOUNT**
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
OPERATIONS:
  Net investment income
   (loss)................  $   (1,415,627)     $ 2,738,167    $     502,406     $    860,408     $  1,039,600    $   242,325
  Capital gains income...      17,026,540         --                  8,809        1,900,624          --             --
  Net realized gain
   (loss) on security
   transactions..........         (36,921)           8,806           (2,982)          18,072           (3,380)           560
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................      92,059,097        4,247,716       10,397,357       26,882,909       17,906,285        212,972
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............     107,633,089        6,994,689       10,905,590       29,662,013       18,942,505        455,857
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
UNIT TRANSACTIONS:
  Purchases..............     245,731,245        8,572,589       31,929,411       55,473,427       67,833,419      8,715,018
  Net transfers..........      82,630,293       (2,398,278)      14,672,676        9,777,060       30,210,279      3,144,229
  Surrenders.............     (12,124,223)      (2,985,486)      (1,214,487)      (6,662,350)      (1,756,293)       (29,420)
  Net annuity
   transactions..........         225,634         --                  9,937          147,629          --             --
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........     316,462,949        3,188,825       45,397,537       58,735,766       96,287,405     11,829,827
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  Total increase
   (decrease) in net
   assets................     424,096,038       10,183,514       56,303,127       88,397,779      115,229,910     12,285,684
NET ASSETS:
  Beginning of period....     304,796,291       48,569,926       21,048,963      207,656,043       22,178,078        --
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
  End of period..........  $  728,892,329      $58,753,440    $  77,352,090     $296,053,822     $137,407,988    $12,285,684
                          -----------------  ---------------  -------------  ------------------  -------------  -------------
                          -----------------  ---------------  -------------  ------------------  -------------  -------------

                               SMALL
                           COMPANY FUND
                           SUB-ACCOUNT*
                           -------------
OPERATIONS:
  Net investment income
   (loss)................   $   (33,591)
  Capital gains income...       --
  Net realized gain
   (loss) on security
   transactions..........         1,014
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       210,808
                           -------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............       178,231
                           -------------
UNIT TRANSACTIONS:
  Purchases..............    14,704,067
  Net transfers..........    11,169,302
  Surrenders.............       (36,071)
  Net annuity
   transactions..........       --
                           -------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........    25,837,298
                           -------------
  Total increase
   (decrease) in net
   assets................    26,015,529
NET ASSETS:
  Beginning of period....       --
                           -------------
  End of period..........   $26,015,529
                           -------------
                           -------------
OPERATIONS:
  Net investment income
   (loss)................
  Capital gains income...
  Net realized gain
   (loss) on security
   transactions..........
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................
  Net increase (decrease)
   in net assets
   resulting from
   operations............
UNIT TRANSACTIONS:
  Purchases..............
  Net transfers..........
  Surrenders.............
  Net annuity
   transactions..........
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........
  Total increase
   (decrease) in net
   assets................
NET ASSETS:
  Beginning of period....
  End of period..........

                                                 HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              SEPARATE ACCOUNT ONE
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

---------------------------------------------------
 1. ORGANIZATION:

    Separate Account One (the Account) is a separate investment account within ITT Hartford Life and Annuity Insurance Company (the Company) and is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Both the Company and the Account are subject to supervision and regulation by the Department of Insurance of the State of Connecticut and the SEC. The Account invests deposits by variable annuity contractholders of the Company in various mutual funds (the Funds) as directed by the contractholders.

---------------------------------------------------
 2. SIGNIFICANT ACCOUNTING POLICIES:

    The following is a summary of significant accounting policies of the Account, which are in accordance with generally accepted accounting principles in the investment company industry:

    a) SECURITY TRANSACTIONS--Security transactions are recorded on the trade date (date the order to buy or sell is executed). Cost of investments sold is determined on the basis of identified cost. Dividends and capital gains income are accrued as of the ex-dividend date. Capital gains income represents dividends from the Funds which are characterized as capital gains under tax regulations.

    b) SECURITY VALUATION--The investment in shares of the Funds are valued at the closing net asset value per share as determined by the appropriate Fund as of December 31, 1996.

    c) FEDERAL INCOME TAXES--The operations of the Account form a part of, and are taxed with, the total operations of the Company, which is taxed as an insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the operations of the Account.

    d) USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. Operating results in the future could vary from the amounts derived from management's estimates.

---------------------------------------------------
 3.ADMINISTRATION OF THE ACCOUNT AND
   RELATED CHARGES:

    a) MORTALITY AND EXPENSE UNDERTAKINGS--The Company, as issuer of variable annuity contracts, provides the mortality and expense undertakings and, with respect to the Account, receives a maximum annual fee of 1.25% of the Account's average daily net assets.

    b) DEDUCTION OF ANNUAL MAINTENANCE FEE--Annual maintenance fees are deducted through termination of units of interest from applicable contractholders' accounts, in accordance with the terms of the contracts.

                                       PART C

                                  OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

    (a) All financial statements are included in Part A and Part B of the Registration Statement.

    (b) (1) Resolution of the Board of Directors of ITT Hartford Life and Annuity Insurance Company ("Hartford") authorizing the establishment of the Separate Account.(1)

         (2)  Not applicable.

         (3)  (a)  Principal Underwriter Agreement.(2)

         (3)  (b)  Form of Dealer Agreement.(2)

         (4) Form of Individual Single Premium Immediate Variable Annuity Contract.(3)

         (5)  Form of Application.(3)

         (6)  (a)  Certificate of Incorporation of Hartford.(3)

         (6)  (b)  Bylaws of Hartford.(2)

         (7)  Not applicable.

         (8)  Not applicable.

         (9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

         (10) Consent of Arthur Andersen LLP, Independent Public Accountants.

----------------------
    (1) Incorporated by reference to Post-Effective Amendment No. 2, to the Registration Statement File No. 33-73568, dated May 1, 1995.

    (2) Incorporated by reference to Post-Effective Amendment No. 3, to the Registration Statement File No. 33-73568, dated May 1, 1996.

    (3) Incorporated by reference to Pre-Effective Amendment No. 1, to the Registration Statement File No. 333-19607, dated May 12, 1997.

         (11) No financial statements are omitted.

         (12) Not applicable.

         (13) Not applicable.

         (14) Not applicable.

         (15) Copy of Power of Attorney.

         (16) Organizational Chart.


Item 25. Directors and Officers of the Depositor

--------------------------------------------------------------------------------
NAME, AGE                              POSITION WITH HARTFORD
--------------------------------------------------------------------------------

Wendell J. Bossen                      Vice President

Gregory A. Boyko                       Senior Vice President, Chief Financial
                                       Officer, and Treasurer, Director*

Peter W. Cummins                       Senior Vice President

Ann M. deRaismes                       Senior Vice President

James R. Dooley                        Vice President

Timothy M. Fitch                       Vice President

J. Richard Garrett                     Vice President and Assistant Treasurer

Donald J. Gillette                     Vice President

William A. Godfrey, III                Senior Vice President

Lynda Godkin                           Senior Vice President, General Counsel,
                                       and Corporate Secretary, Director*

Lois W. Grady                          Vice President

Christopher Graham                     Vice President

David A. Hall                          Vice President and Actuary

Stephen T. Joyce                       Vice President

Robert A. Kerzner                      Vice President

--------------------------------------------------------------------------------
NAME, AGE                              POSITION WITH HARTFORD
--------------------------------------------------------------------------------

William B. Malchodi, Jr.               Vice President and Director of Taxes

Thomas M. Marra                        Executive Vice President and Director,
                                       Individual Life and Annuity Division,
                                       Director*

Steven L. Matthiesen                   Vice President

Michael C. O'Halloran                  Vice President

Craig D. Raymond                       Senior Vice President and Chief Actuary

David T. Schrandt                      Vice President

Lowndes A. Smith                       President and Chief Executive Officer,
                                       Director*

Walter C. Welsh                        Senior Vice President

David M. Znamierowski                  Senior Vice President
--------------------------------------------------------------------------------


Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

*Denotes Board of Directors.

Item 26. Persons Controlled By or Under Common Control with the Depositor or Registrant

         Filed herewith as Exhibit 16.

Item 27. Number of Contract Owners


         As of October 29, 1997, there were no Contract Owners.


Item 28. Indemnification


         Under Section 33-772 of the Connecticut General Statutes, unless limited by its certificate of incorporation, the Registrant must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.



         The Registrant may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal proceeding, had no reason to believe his conduct was unlawful. Conn. Gen. Stat. Section 33-771(a). Additionally, pursuant to Conn. Gen. Stat. Section 33-776, the Registrant may indemnify officers and employees or agents for liability incurred and for any expenses to which they become subject by reason of being or having been employees or officers of the Registrant. Connecticut law does not prescribe standards for the indemnification of officers, employees and agents and expressly states that their indemnification may be broader than the right of indemnification granted to directors.



         The foregoing statements are specifically made subject to the detailed provisions of Section 33-770 et seq.



         Notwithstanding the fact that Connecticut law obligates the Registrant to indemnify only a director that was successful on the merits in a suit, under Article III, Section 1 of the Registrant's bylaws, the Registrant must indemnify both directors and officers of the Registrant for any expenses to which he becomes subject by reason of his being or having been a director or officer of the company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, and with respect to criminal proceedings, had no reason to believe his conduct was unlawful.



         Additionally, the directors and officers of Hartford and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy issued to The Hartford Financial Services Group, Inc. and its subsidiaries. Such policy will reimburse the Registrant for any payments that it shall make to directors and officers pursuant to law and will, subject to certain exclusions contained in the policy, further pay any other costs, charges and expenses and settlements and judgments arising from any proceeding involving any director or officer of the Registrant in his past or present capacity as such, and for which he may be liable, except as to any liabilities arising from acts that are deemed to be uninsurable.


         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

    (a) HSD acts as principal underwriter for the following investment companies:

         Hartford Life Insurance Company - Separate Account One
         Hartford Life Insurance Company - Separate Account Two
         Hartford Life Insurance Company - Separate Account Two (DC Variable Account I)
         Hartford Life Insurance Company - Separate Account Two (DC Variable Account II)
         Hartford Life Insurance Company - Separate Account Two (QP Variable Account)
         Hartford Life Insurance Company - Separate Account Two (Variable Account "A")
         Hartford Life Insurance Company - Separate Account Two (NQ Variable Account)
         Hartford Life Insurance Company - Putnam Capital Manager Trust Separate Account
         Hartford Life Insurance Company - Separate Account Three
         Hartford Life Insurance Company - Separate Account Five
         ITT Hartford Life and Annuity Insurance Company - Separate Account One ITT Hartford Life and Annuity Insurance Company - Putnam Capital Manager Trust Separate Account Two
         ITT Hartford Life and Annuity Insurance Company - Separate Account
         Three
         ITT Hartford Life and Annuity Insurance Company - Separate Account
         Five
         ITT Hartford Life and Annuity Insurance Company - Separate Account Six American Maturity Life Insurance Company - Separate Account AMLVA

    (b)       Directors and Officers of HSD


              Name and Principal       Positions and Offices
              Business Address          With Underwriter
              ------------------       ---------------------
              Lowndes A. Smith         President and Chief Executive Officer,
                                       Director
              John P. Ginnetti         Executive Vice President, Director
              Thomas M. Marra          Executive Vice President, Director
              Peter W. Cummins         Senior Vice President
              Lynda Godkin             Senior Vice President, General Counsel
                                       and Corporate Secretary
              Donald E. Waggaman, Jr.  Treasurer
              George R. Jay            Controller
              Paul E. Olson            Supervising Registered Principal
              James Cubanski           Assistant Secretary
              Stephen T. Joyce         Assistant Secretary
              Glen J. Kvadus           Assistant Secretary
              Edward M. Ryan, Jr.      Assistant Secretary

         Unless otherwise indicated, the principal business address of each the above individuals is P. O. Box 2999, Hartford, Connecticut 06104-2999.

Item 30. Location of Accounts and Records

         All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 31. Management Services

         All management contracts are discussed in Part A and Part B of this Registration Statement.

Item 32. Undertakings


    (a) The Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the variable annuity Contracts may be accepted.



    (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.


    (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

    (d) Hartford hereby represents that the aggregate fees and charges under the Contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

         The Registrant is relying on the no-action letter issued by the Division of Investment Management to American Counsel of Life Insurance, Ref. No. IP-6-88, November 28, 1988. Registrant has complied with conditions one through four of the no-action letter.

                                      SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Hartford, and State of Connecticut on this 30th day of October, 1997.


ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
SEPARATE ACCOUNT ONE
          (Registrant)

*By:/s/ Peter W. Cummins                         *By:/s/ Lynda Godkin
    -----------------------------------------        ----------------------
    Peter W. Cummins, Senior Vice President          Lynda Godkin
                                                     Attorney-in-Fact


ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
          (Depositor)

*By:/s/ Peter W. Cummins
    ----------------------------------------------
    Peter W. Cummins, Senior Vice President


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

Gregory A. Boyko, Senior Vice President,
   Chief Financial Officer, and Treasurer,
   Director *
Lynda Godkin, Senior Vice President,
   General Counsel, and Corporate Secretary,      BY:/s/ Lynda Godkin
                                                     -------------------------
   Director *                                         Lynda Godkin
Thomas M. Marra, Executive Vice                       Attorney-in-Fact
   President and Director, Individual Life and    Dated: October 30, 1997
   Annuity Division, Director*
Lowndes A. Smith, President and
   Chief Executive Officer, Director *

                                    EXHIBIT INDEX


(9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

(10)     Consent of Arthur Andersen LLP, Independent Public Accountants.

(15)     Copy of Power of Attorney.

(16)     Organizational Chart.